Brookfield Renewable Energy Partners L.P.

ANNUAL REPORT

2014

TABLE OF CONTENTS

Letter To Shareholders	1
Generation and Financial Review for The Year Ended December 31, 2014	12
Generation and Financial Review for The Year Ended December 31, 2013	19
Analysis Of Consolidated Financial Statements and Other Information	24
Audited Consolidated Financial Statements as at and for The Year Ended
December 31 2014	60

our operations

In 2014, we operated our facilities through regional operating centers in the United States, Canada, Brazil and Europe which are designed to maintain and enhance the value of our assets, while cultivating positive relations with local stakeholders. We own and manage 204 hydroelectric generating stations, 28 wind facilities, and two natural gas-fired plants. Overall, the assets we own or manage have 6,707 MW of generating capacity and annual generation of 23,742 GWh based on long-term averages. The table below outlines our portfolio as at December 31, 2014:

	River		Generating	Capacity(1)	LTA(1)(2)	Storage
	Systems	Facilities	Units	(MW)	(GWh)	(GWh)
Hydroelectric
United States(3)	30	136	421	3,191	11,464	3,582
Canada(3)	19	33	73	1,361	5,184	1,261
Brazil(4)	23	35	75	670	3,614	N/A
	72	204	569	5,222	20,262	4,843
Wind
United States	-	8	724	538	1,394	-
Canada	-	3	220	406	1,197	-
Europe	-	17	171	326	837	-
	-	28	1,115	1,270	3,428	-
Other	-	2	6	215	52	-
	72	234	1,690	6,707	23,742	4,843

(1)            Includes 100% of capacity and generation from equity-accounted investments.

(2)            Long-term average (“LTA”) is calculated on an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date.

(3)            Hydroelectric LTA is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 30 years.

(4)            Brazilian hydroelectric assets benefit from a market framework which levelizes generation risk across producers.

The following table presents the annualized long-term average generation of our portfolio as at December 31, 2014 on a quarterly basis:

GENERATION (GWh)(1)(2)	Q1	Q2	Q3	Q4	Total
Hydroelectric
United States(3)	3,193	3,276	2,199	2,796	11,464
Canada(3)	1,241	1,492	1,233	1,218	5,184
Brazil(4)	929	898	887	900	3,614
	5,363	5,666	4,319	4,914	20,262
Wind
United States	311	468	341	274	1,394
Canada	324	292	238	343	1,197
Europe	256	183	163	235	837
	891	943	742	852	3,428
Other	10	6	32	4	52
Total	6,264	6,615	5,093	5,770	23,742

(1)            Includes 100% of generation from equity-accounted investments.

(2)            LTA is calculated on an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date.

(3)            Hydroelectric LTA is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 30 years.

(4)            Brazilian hydroelectric assets benefit from a market framework which levelizes generation risk across producers.

Statement Regarding Forward-Looking Statements and Use of Non-IFRS Measures

This Annual Report contains  forward-looking information within the meaning of U.S. and Canadian securities laws. We may make such statements in this Annual Report, in other filings with the U.S. Securities and Exchange Commission (“SEC”) or in other communications with Canadian regulators - see “Cautionary Statement Regarding Forward-Looking Statements”. We make use of non-IFRS measures in this Annual Report  - see “Cautionary Statement Regarding Use Of Non-IFRS Measures”. This Annual Report, our Form 20-F  and additional information filed with the SEC and with securities regulators in Canada are available on our website at www.brookfieldrenewable.com, on the SEC’s website at www.sec.gov or on SEDAR’s website at www.sedar.com.

Letter to SHAREHOLDERS

Over the past 15 years, we are proud to have grown Brookfield Renewable into one of the largest and most experienced pure-play renewable power businesses in the world. More than 1,300 talented professionals are committed to managing and optimizing the value of our portfolio on a daily basis. It is as a result of their efforts that we had another successful year across our operations – ensuring the reliability and performance of our asset base; delivering projects on scope, schedule and budget; embodying our core principles around health, safety and the environment; and meeting the daily challenges of operating a global business with $20 billion of assets and more than 230 facilities on three continents.

Our strategy is to leverage our integrated operating platform to provide stable, high quality cash flows for our shareholders and create outsized returns over the long-term.  Our approach to value creation is primarily focused on the following: 1) marketing our power to capture rising prices and take advantage of cycles; 2) advancing our high quality development pipeline and building assets at premium returns; and 3) growing margins and reducing operating risk through strong internal expertise in hydro and wind. This expertise gives us confidence that we can continue to grow cash flows and raise distributions consistently.

Our achievements in 2014 reflect this strategy and we believe we will be able to continue to increase distributions within our stated range. We remain focused on delivering total shareholder returns of 12-15% over time, and as the track record below illustrates, this is consistent with our performance over the last 15 years.

Total Return	1 Year	3 Years	5 Years	15 Years (inception)
BEP.UN (TSX)	35%	15%	19%	16%
BEP (NYSE)	24%	-	-	-

Building a strong operating organization

We generated $1.2 billion in Adjusted EBITDA and $560 million in Funds From Operations in 2014, in line with our annual plans but below the prior year, which had benefitted from both strong generation and higher-priced contracts. Newly added assets, strong pricing in some markets and cost reduction efforts in North America and Brazil helped to mitigate less favourable hydrology in our U.S. fleet and the suspension of operations at our natural gas facility in Ontario. We continued to generate meaningful cash flow to fund our operations, growth initiatives and development activities. We continue to invest in our assets to maintain high reliability, and are well positioned to benefit from our recent acquisitions and newly commissioned facilities in 2015.

As we have grown meaningfully in recent years, we have been working actively to strengthen the organization and to ensure that we have the systems, structure and culture in place to achieve our objectives. By establishing the business around three continental platforms – in North America, South America and Europe – we benefit from strong local leadership and clear accountability for operations, as well as the identification, execution and integration of new assets in their respective regions.

In addition, succession planning has also been a key area of focus within the organization over the last year. Our succession and continuity plans are well advanced in every key area of the organization, including operations, finance, legal and business development. Two especially notable changes for Brookfield Renewable are the appointments of Sachin Shah as President and Chief Operating Officer and Nicholas (Nick) Goodman as Chief Financial Officer.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

Advancing our development pipeline

We delivered approximately $400 million of development projects on plan during 2014, and continued to advance our development pipeline with the objective of bringing 500 megawatts to 750 megawatts of greenfield projects into operation over the next five years.

Early in the year, we brought online a 45 megawatt hydro project in British Columbia. More recently, the 88 megawatt Knockacummer and 37 megawatt Killhills wind projects in Ireland were substantially completed and are generating revenue under long-term contracts. Our 12 megawatt Glentane 2 project remains on track to achieve commercial operation in the second quarter of 2015. In Brazil, construction of the 25 megawatt Serra dos Cavalinhos I hydro project is proceeding to plan.

In addition to acquiring operating assets and portfolios, we are strategically expanding our development pipeline with renewable projects acquired from other developers. We recently entered into an agreement to acquire two advanced hydro development projects totaling 47 megawatts located on the Verde River in the state of Mato Grosso do Sul, Brazil. These projects have all the permits necessary to begin construction, which we anticipate will take place in 2015. Together with two other projects in our pipeline, we have the potential to start construction on a total of 90 megawatts of new hydro capacity in Brazil in 2015.

Growth initiatives

We, along with our institutional partners, invested or committed more than $3 billion of capital in new acquisitions in 2014. These included more than 800 megawatts of transformational acquisitions in Ireland and Brazil. The purchase of a wind portfolio in Ireland in June 2014 was our first acquisition in Europe and provides us with a strong foundation to build a scalable renewable energy business on the continent. More recently, we entered into an agreement to acquire a 488 megawatt diversified portfolio in Brazil which significantly expands our operating capacity in the country. The transaction is expected to close in the first half of 2015 and will add two new technologies to our Latin American portfolio – wind and biomass – with additional opportunities for future expansion.

In North America, we continued to pursue our growth strategy based on high-quality assets which also provide an option on rising electricity prices. During the year, we acquired more than 500 megawatts of hydroelectric capacity in the United States including the 417 megawatt Safe Harbor facility, the second-largest privately held hydroelectric generating station in the country. These assets are situated in northeastern markets where power prices are poised to increase from gradually improving economic fundamentals, the significant retirement of coal facilities, and strong renewable portfolio standards. Today, approximately 50% of our portfolio is situated in the United States, where we see considerable opportunity for continued growth.

A strong outlook

In North America, current energy prices remain well below sustainable long-term levels, while in Brazil, years of under-investment have contributed to very tight power market conditions and the growing realization that new supply is required to meet current and future needs. The investment opportunity in Europe remains compelling as exemplified by the recent increase to EU long-term objectives targeting a 40% CO2 reduction and 27% of renewables content by 2030. We are actively pursuing growth opportunities in a number of markets in western Europe which could provide meaningful expansion and diversification to our newest platform.

We raised $3.5 billion in capital during 2014 to fund growth, refinance existing maturities and optimize our capital structure. Our liquidity at year-end stood at $1.0 billion and our ability to maintain strong capitalization and funding platforms continues to play an integral role in our success.

We are well positioned to create meaningful shareholder value in the coming years and believe that our scale will allow us to allocate capital across our key markets opportunistically. Our integrated operations will allow us to surface value in multiple technologies by efficiently integrating new assets, building our development pipeline, growing our cash flow margins and continuously enhancing the operating characteristics of the portfolio. The core business is highly stable with long-life, predominantly contracted

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

assets, while a prudent portion of our revenues are positioned to benefit from rising prices over time and the potential to add meaningful accretion on a per share basis.

We have a long and successful track record of executing our strategy and this has allowed us to steadily grow our distributions. In light of our 2014 achievements and strong cash flow profile, we are announcing an increase in our annualized distribution to $1.66 per unit, representing a 7% increase over 2014 and consistent with our distribution growth target of 5-9% per year.

On a final note, I would like to express my sincere appreciation to our employees, directors, shareholders and business partners for your contributions to our success. We are looking forward to the opportunities that 2015 will bring and thank you for your continued support.

  Sincerely,

Richard Legault

Chief Executive Officer

February 6, 2015

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

Our Competitive Strengths

Brookfield Renewable Energy Partners L.P. ("Brookfield Renewable") is the owner and operator of a diversified portfolio of high quality assets that produce electricity from renewable resources.

Our business model is to utilize our global reach to identify and acquire high quality renewable power generating assets at favorable valuations, finance them on a long-term, low-risk basis, and enhance the cash flows and values of these assets using our experienced operating teams to earn reliable, attractive, long-term total returns for the benefit of our shareholders.

One of the largest, listed pure-play renewable platforms. We own one of the world’s largest, publicly-traded, pure-play renewable power portfolios with approximately $20 billion in assets, 6,707 MW of installed capacity, and long-term average generation from operating assets of 23,742 GWh. Our portfolio includes 204 hydroelectric generating stations on 72 river systems and 28 wind facilities, diversified across 13 power markets in the United States, Canada, Brazil and Europe.

Generation by Technology	Generation by Market

Focus on attractive hydroelectric asset class.  Our assets are predominantly hydroelectric and represent one of the longest life, lowest-cost and most environmentally-preferred forms of power generation. Our North American assets have the ability to store water in reservoirs approximating 29% of their annualized long-term average generation. Our assets in Brazil benefit from a framework in that country that levelizes generation risk across hydroelectric producers. The ability to store water in reservoirs in North America and to benefit from levelized generation in Brazil provides partial protection against short-term changes in water supply. As a result of our scale and the quality of our assets, we are competitively positioned compared to other listed renewable power platforms, providing significant scarcity value to investors.

Well positioned for global growth mandate. We have strong organic growth potential with an approximate 2,000 MW development pipeline spread across all of our operating jurisdictions, combined with the ability to capture operating efficiencies and the value of rising power prices for the market-based portion of our portfolio. Our organic growth is complemented by our strong acquisition ability. Over the last ten years, we have acquired or commissioned approximately 80 hydroelectric assets totaling approximately 2,600 MW and 28 wind assets totaling 1,270 MW. For the year ended December 31, 2014, we acquired or commissioned hydroelectric assets and wind assets that have an installed capacity of 547 MW and 326 MW, respectively. Our ability to develop and acquire assets is strengthened by our established operating and project development teams, strategic relationship with Brookfield Asset Management, and our strong liquidity and capitalization profile. We have, in the past, and may continue in

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

the future to pursue the acquisition or development of assets through arrangements with institutional investors in Brookfield Asset Management sponsored or co-sponsored partnerships.

Attractive distribution profile.  We pursue a strategy which we expect will provide for highly stable, predictable cash flows sourced from predominantly long-life hydroelectric assets ensuring an attractive distribution yield. We target a distribution payout ratio in the range of approximately 60% to 70% of Funds From Operations and, in the third quarter of 2014, announced an increase in our long-term distribution growth rate target to a range of 5% to 9% annually.

Stable, high quality cash flows with attractive long-term value for limited partnership unitholders.  We intend to maintain a highly stable, predictable cash flow profile sourced from a diversified portfolio of low operating cost, long-life hydroelectric and wind assets that sell electricity under long-term, fixed price contracts with creditworthy counterparties. Approximately 85% of our 2015 generation output is sold pursuant to power purchase agreements to public power authorities, load-serving utilities, industrial users or to affiliates of Brookfield Asset Management. The power purchase agreements for our assets have a weighted-average remaining duration of 18 years, providing long-term cash flow stability.

Strong financial profile. With approximately $20 billion of assets and a conservative leverage profile, our consolidated debt-to-capitalization is 40%. Our liquidity position remains strong with approximately $1.0 billion of cash and available portions of credit facilities. Approximately 78% of our borrowings are non-recourse to Brookfield Renewable. Corporate borrowings and subsidiary borrowings have weighted-average terms of approximately seven and ten years, respectively.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

Management’s Discussion and Analysis

For the year ended December 31, 2014

HIGHLIGHTS FOR 2014

Operating Results

Total generation from the portfolio was 22,548 GWh compared to the long-term average of 23,296 GWh and to 22,222 GWh from the prior year. Revenues were $1,704 million, compared to $1,706 million in the prior year. Net income was $203 million, compared to $215 million in the prior year.

Existing Facilities

•          The U.S. and Canadian hydroelectric portfolios, collectively, produced generation 129 GWh above the long-term average but 696 GWh lower than the prior year in which hydrology conditions were particularly strong. The return to more normal hydrology levels in North America is an important component of the year-over-year variance. We successfully managed our assets, with no material unplanned outages, through a very cold winter and a late spring melt with several high flow events

•          The Brazilian hydroelectric portfolio generated 8% lower than assured levels with the impact of the drought-like conditions partially reduced by participation in the balancing pool. Optionality in the portfolio allowed us to benefit from the strong power pricing environment. We secured three to five year contracts for 567 GWh at prices ranging from R$190 – R$270 per MWh, significantly above existing contracts expiring in the near term

•          The wind portfolio maintained high availability throughout the year, but experienced lower wind conditions. Generation was 345 GWh and 35 GWh below the long-term average and lower than the prior year, respectively

Asset Growth

•          Generation of 1,712 GWh from the hydroelectric and wind facilities acquired or commissioned during the year resulted in revenues of $112 million, including the contribution from two substantially completed development projects in Ireland

•          Full year’s contribution from hydroelectric and wind facilities acquired during 2013 resulted in incremental generation of 248 GWh and revenues of $39 million

•          Benefited from the merchant profile on some of our recently acquired assets to capture high energy and capacity pricing

Adjusted EBITDA was $1,216 million compared to $1,208 million from the prior year. Funds From Operations was $560 million compared to $594 million from the prior year.

Growth and Development

A total of 828 MW of renewable generation was acquired and 45 MW was commissioned in 2014. An additional 125 MW of wind development projects were substantially completed and 37 MW of construction commenced on two other development projects.

Business Combinations

The following acquisitions were completed with our institutional partners:

•          417 MW hydroelectric facility in Pennsylvania expected to generate 1,129 GWh annually

•          326 MW Irish wind portfolio expected to generate 837 GWh annually

•          70 MW hydroelectric portfolio in Maine expected to generate 372 GWh annually

•          Remaining 50% interest in a 30 MW hydroelectric facility in California expected to generate 80 GWh annually

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

Brookfield Renewable retains a 40% interest in the Pennsylvania, Irish, and Maine facilities, and a 22% interest in the California facility.

Entered into an agreement to acquire a 488 MW portfolio in Brazil comprising hydroelectric, wind, and biomass generating capacity. The portfolio is expected to generate 2,100 GWh annually. The transaction is expected to close in the first half of 2015, subject to regulatory approvals and closing conditions. We also entered into an agreement to acquire two advanced hydroelectric development projects totaling 47 MW in Brazil which, once fully commissioned, are expected to generate 280 GWh annually. In February 2015, this transaction was completed. Brookfield Renewable will retain an approximate 40% interest.

Development Projects

The following development projects were commissioned, substantially completed or commenced:

•         Commissioned a 45 MW hydroelectric facility in British Columbia which is expected to generate 138 GWh annually.

•          Substantially completed construction on two Irish wind facilities totaling 125 MW. The facilities generated 125 GWh in 2014 and received payments under power purchase agreements. These facilities, which are expected to generate 349 GWh annually, were fully commissioned in Q1 2015.

•          Commenced construction on a 12 MW Irish wind facility expected to generate 33 GWh annually. The facility is expected to be fully commissioned in mid-2015.

•          Commenced construction on a 25 MW Brazilian hydroelectric facility expected to generate 119 GWh annually. The facility is expected to be fully commissioned in 2017.

Liquidity and Capital Resources

Our liquidity remains strong at $1.0 billion. We successfully raised $3.5 billion in debt and equity during the year to fund growth and refinance existing maturities to enhance our capital structure and access to liquidity:

•          Completed a bought deal limited partnership unit (“LP Unit”) offering of 10.25 million LP Units at a price of C$31.70 per LP Unit for gross proceeds of C$325 million ($297 million)

•          In connection with the Irish wind portfolio, we secured a €160 million ($210 million) term loan for 153 MW of our facilities with an initial fixed rate of 2.9%, and secured a €188 million ($227 million) construction and term loan for 137 MW of our development projects. An initial amount of €168 million ($203 million) was drawn on the loan at a rate of 2.82%. The rates on these loans include the related interest rate swaps, and mature in December 2026 and December 2027, respectively

•          Refinanced the $279 million bridge loan associated with a 360 MW hydroelectric portfolio in New England at LIBOR plus 2.25% and maturing in July 2017

•          Secured a $560 million term loan associated with the acquisition of the 417 MW hydroelectric facility in Pennsylvania, at an initial interest rate of LIBOR plus 1.75% and maturing in June 2018

•          Issued a $140 million bond associated with the acquisition of the 70 MW hydroelectric portfolio in Maine, at a 5.5% interest rate and maturing in February 2024

•          Secured an 18-month extension on the $250 million term loan associated with a hydroelectric portfolio in Tennessee and North Carolina, at a fixed interest rate of 3.20%, including the related interest rate swaps, and maturing in May 2016

•          Raised C$150 ($136 million) million through up-financing the indebtedness associated with a 349 MW hydroelectric portfolio in Ontario with a bond issuance, in two tranches with interest rates of 3.8% and 5.0%, and maturing in June 2023

•          Refinanced the $125 million debt facility associated with a 167 MW hydroelectric portfolio in New England, at a fixed rate of 4.59% and maturing in January 2022

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

•          Extended the maturity for $1,280 million in corporate revolving credit facilities to June 2019, reduced the margin by five basis points, and added an option to borrow in Euro (€) and British Pound Sterling (£)

In February 2014, we increased LP Unitholder distributions to $1.55 per LP Unit on an annualized basis, an increase of ten cents per LP Unit. In December 2014, we announced our intention to commence a normal course issuer bid, which will permit us to repurchase up to 7.1 million of our issued and outstanding LP Units.

In February 2015, we announced an increase in LP Unitholder distributions to $1.66 per LP Unit on an annualized basis, an increase of 11 cents per LP Unit, to take effect with the first quarter distribution payable in March 2015.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

HISTORICAL OPERATIONAL AND FINANCIAL INFORMATION

	For the years ended December 31
(MILLIONS, EXCEPT AS NOTED)	2014	2013	2012	2011(1)	2010(1)
Operational information:(2)
Capacity (MW)	6,707	5,849	5,304	4,536	4,309
Long-term average generation (GWh)(3)	23,296	21,836	18,202	16,297	15,887
Actual generation (GWh)(3)	22,548	22,222	15,942	15,877	14,480
Average revenue ($ per MWh)	77	77	82	74	72
Selected financial information:
Revenues	$1,704	$1,706	$1,309	1,169	$1,045
Adjusted EBITDA(4)	1,216	1,208	852	804	751
Funds From Operations(4)	560	594	347	332	269
Adjusted Funds From Operations(4)	502	538	295	284	221
Net income (loss)	203	215	(95)	(451)	294
Distributions per LP Unit(5)	1.55	1.45	1.38	0.34	-
	As at December 31
(MILLIONS, EXCEPT AS NOTED)	2014	2013	2012	2011(1)	2010(1)
Balance sheet data:
Property, plant and equipment, at fair value	$18,566	$15,741	$15,702	$14,002	$12,260
Equity-accounted investments	273	290	344	405	269
Total assets	19,849	16,999	16,943	15,713	13,882

Long-term debt and credit facilities	7,678	6,623	6,119	5,519	4,994
Deferred income tax liabilities	2,637	2,265	2,349	2,367	2,424
Total liabilities	10,968	9,463	9,135	8,529	8,709

Preferred equity	728	796	500	241	252
Participating non-controlling interests -
in operating subsidiaries	2,062	1,303	1,028	629	206
General partnership interest in a holding
subsidiary held by Brookfield	59	54	63	64	34
Participating non-controlling interests - in a
holding subsidiary - Redeemable
/Exchangeable units held by Brookfield	2,865	2,657	3,070	3,089	1,643
Limited partners' equity	3,167	2,726	3,147	3,161	1,683
Total equity	8,881	7,536	7,808	7,184	5,173
Debt to total capitalization(6)	40%	41%	38%	37%	40%

(1)           For periods prior to November 28, 2011, the date of completion of a strategic combination of the renewable power generating assets of Brookfield Renewable Power Inc. and Brookfield Renewable Power Fund, the financial information for Brookfield Renewable represents the combined financial information for the Brookfield Renewable Power Division, a division of Brookfield Asset Management.

(2)           Includes 100% of capacity and generation from equity-accounted investments.

(3)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(4)           Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, “Financial Review by Segments for the Year Ended 2014”.

(5)           Represents distributions per unit to holders of Redeemable/Exchangeable partnership units, LP Units and GP interest.

(6)           Total capitalization is calculated as total debt plus deferred income tax liabilities, net of deferred income tax assets, and equity.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

This Management’s Discussion and Analysis for the year ended December 31, 2014 is provided as of February 27, 2015. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our” mean Brookfield Renewable Energy Partners L.P. and its controlled entities.

Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

Unless otherwise indicated, all dollar amounts are expressed in United States (“U.S.”) dollars.

The ultimate partner of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as Brookfield in this Management’s Discussion and Analysis.

Voting Agreements with Affiliates

Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain United States, Brazil and Europe renewable power generating operations. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.

The voting agreements do not represent business combinations in accordance with IFRS 3 Business Combinations (“IFRS 3”), as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 2(o)(ii) –  Critical judgments in applying accounting policies - Common control transactions  in our audited consolidated financial statements for our policy on accounting for transactions under common control.

PRESENTATION TO PUBLIC STAKEHOLDERS

Brookfield Renewable’s consolidated equity interests include the non-voting limited partnership units ("LP Units") held by public unitholders, Redeemable/Exchangeable partnership units in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield (“Redeemable/Exchangeable partnership units”), and a general partnership interest in BRELP held by Brookfield (“GP interest”). The LP Units and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the Redeemable/Exchangeable partnership units provide Brookfield the right to request that their units be redeemed for cash consideration. In the event that Brookfield exercises this right, Brookfield Renewable has the right, at its sole discretion, to satisfy the redemption request with LP Units, rather than cash, on a one-for-one basis. Brookfield, as holder of Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.

Given the exchange feature referenced above, we are presenting LP Units, Redeemable/Exchangeable partnership units, and the GP interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

As at the date of this report, Brookfield owns an approximate 62% LP Unit interest, on a fully-exchanged basis, and all general partnership interests in Brookfield Renewable, representing a 0.01% interest, while the remaining  approximately 38% is held by the public.

Performance Measurement

We present our key financial metrics based on total results prior to distributions made to LP Unitholders, the Redeemable/Exchangeable Unitholders and holders of the GP interest. In addition, our operations are segmented by geography and asset type (i.e. hydroelectric and wind), as that is how Brookfield Renewable’s President and Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker, or “CODM”) review our results, manage operations and allocate resources. Accordingly, we report our results in accordance with these segments. Refer to Note 24 – Segmented information in our audited consolidated financial statements for further details.

One of our primary business objectives is to generate reliable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through four key metrics — i) Net Income (loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), iii) Funds From Operations,  and iv) Adjusted Funds From Operations.

It is important to highlight that Adjusted EBITDA, Funds From Operations, and Adjusted Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies. We provide additional information on how we determine Adjusted EBITDA, Funds From Operations, and Adjusted Funds From Operations, and we provide reconciliations to net income (loss) and cash flows from operating activities. See “Financial Review by Segments for the Year Ended December 31, 2014” and “Financial Review by Segments for the Year Ended December 31, 2013”.

Net Income (Loss)

Net income (loss) is calculated in accordance with IFRS.

Adjusted EBITDA

Adjusted EBITDA means revenues less direct costs (including energy marketing costs), plus our share of cash earnings from equity-accounted investments and other income, before interest, income taxes, depreciation, management service costs and the cash portion of non-controlling interests.

Funds From Operations

Funds From Operations is defined as Adjusted EBITDA less interest, current income taxes and management service costs, which is then adjusted for the cash portion of non-controlling interests. For the year ended December 31, 2014, Funds From Operations include the earnings received from the wind portfolio we acquired in Ireland, reflecting our economic interest from January 1, 2014 to June 30, 2014.

Our payout ratio is defined as distributions to Redeemable/Exchangeable partnership units, LP Units and the GP interest, including general partnership incentive distributions, divided by Funds From Operations.

Adjusted Funds From Operations

Adjusted Funds From Operations is defined as Funds From Operations less Brookfield Renewable’s share of adjusted sustaining capital expenditures (based on long-term sustaining capital expenditure plans).

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

GENERATION AND FINANCIAL REVIEW FOR THE YEAR ENDED DECEMBER 31, 2014

The following table reflects the actual and long-term average generation for the year ended December 31:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2014	2013	2014	2013	2014	2013
Hydroelectric generation
United States	10,293	10,082	10,785	9,681	(492)	401	211
Canada	5,570	5,494	5,132	5,062	438	432	76
Brazil	3,371	3,656	3,614	3,656	(243)	-	(285)
	19,234	19,232	19,531	18,399	(297)	833	2
Wind energy
United States	1,170	1,145	1,394	1,341	(224)	(196)	25
Canada	1,042	1,075	1,197	1,197	(155)	(122)	(33)
Europe(2)	891	-	826	-	65	-	891
	3,103	2,220	3,417	2,538	(314)	(318)	883
Other	211	770	348	899	(137)	(129)	(559)
Total(3)	22,548	22,222	23,296	21,836	(748)	386	326

(1)         For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(2)         We completed the acquisition of the wind portfolio in Ireland on June 30, 2014. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. Accordingly, generation from January 1, 2014 to June 30, 2014 was recorded in the second quarter of 2014.

(3)         Includes 100% of generation from equity-accounted investments.

We compare actual generation levels against the long-term average to highlight the impact of one of the important factors that affect the variability of our business results. In the short-term, we recognize that hydrology and wind conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.

Our risk of a generation shortfall in Brazil continues to be minimized by participation in a hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, a balanced amount of electricity, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. The last three quarters of 2014 was such a period. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country potentially leading to higher overall spot market prices. In anticipation of lower hydrology, we maintained a lower level of contracted generation, allowing us to capture the strong power prices.

Generation levels during the year ended December 31, 2014 totaled 22,548 GWh, compared to the long-term average of 23,296 GWh, and an increase of 326 GWh as compared to the prior year.

The hydroelectric portfolio generated 19,234 GWh, below the long-term average of 19,531 GWh and consistent with the prior year. Generation from existing facilities was 18,192 GWh, compared to 19,232 GWh for the prior year. The decrease in generation was primarily attributable to inflows at our Tennessee and North Carolina facilities returning to more normal levels compared to the prior year, when generation was above the long-term average. The impact on financial results was partly offset by the non-controlling interests. Inflows were strong and generation levels were above long-term average across the

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

majority of the Canadian portfolio, consistent with the prior year. As at December 31, 2014, reservoir levels in Canada and the United States were above average. In Brazil, our participation in the hydrological balancing pool mitigated the impact of drought-like conditions and resulted in generation being only 8% lower than assured levels. The recent growth in our portfolio resulted in incremental generation of 821 GWh, and a full year’s contribution from facilities acquired in 2013 resulted in incremental generation of 221 GWh.

The wind portfolio generated 3,103 GWh, below the long-term average of 3,417 GWh and an increase of 883 GWh compared to the prior year. The increase is attributable to the recent growth in our portfolio, which resulted in incremental generation of 891 GWh, and a full year’s contribution from facilities acquired in 2013 which resulted in incremental generation of 27 GWh.

Our 110 MW natural gas-fired plant in Ontario had been operating on an uncontracted basis since April 2014. Since then, the facility has had nominal generation as a result of low power prices relative to gas market prices. The operations at this facility have temporarily been suspended but remain available to be restarted should economic conditions allow.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides a reconciliation to net income for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2014	2013
Revenues	$1,704	$1,706
Other income	10	11
Share of cash earnings from equity-accounted investments	26	21
Direct operating costs	(524)	(530)
Adjusted EBITDA(1)	1,216	1,208
Fixed earnings adjustment(2)	11	-
Interest expense – borrowings	(415)	(410)
Management service costs	(51)	(41)
Current income taxes	(18)	(19)
Less: cash portion of non-controlling interests
Preferred equity	(38)	(37)
Participating non-controlling interests - in operating subsidiaries	(145)	(107)
Funds From Operations(1)	560	594
Less: adjusted sustaining capital expenditures(3)	(58)	(56)
Adjusted Funds From Operations(1)	502	538
Add: cash portion of non-controlling interests	183	144
Add: adjusted sustaining capital expenditures	58	56
Less: fixed earnings adjustment	(11)	-
Other items:
Depreciation	(548)	(535)
Unrealized financial instruments gain	10	37
Share of non-cash loss from equity-accounted investments	(23)	(12)
Deferred income tax recovery	29	18
Other	3	(31)
Net income	$203	$215

Basic and diluted earnings per LP Unit(4)	$0.42	$0.52

(1)       Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures” and “Financial Review by Segments for the Year Ended December 31, 2014”.

(2)       The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net Funds From Operations contribution was recorded as part of the purchase price.

(3)       Based on long-term sustaining capital expenditure plans.

(4)       Average LP Units outstanding during the period totaled 138.8 million (2013: 132.9 million).

Net income is one important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income on an IFRS basis for our business will often lead to the recognition of a loss or a year-over-year decrease in income even though the underlying cash flow generated by the assets is supported by strong margins and stable, long-term contracts. The primary reason for this is that we recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.

As a result, we also measure our financial results based on Adjusted EBITDA, Funds From Operations, and Adjusted Funds From Operations to provide readers with an assessment of the operating cash flow generated by our assets and the residual cash flow retained to fund distributions and growth initiatives.

Revenues totaled $1,704 million which represented a year-over-year decrease of $2 million.  Strong merchant pricing and annual escalations in our power purchase agreements partially

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

offset lower year-over-year generation from existing U.S. hydroelectric facilities and a contractual decrease in contract price at our Louisiana facility, the net negative impact of which was $46 million.

While total generation from our Canada hydroelectric portfolio was consistent with prior year, stronger performance from facilities with higher relative contract prices contributed an incremental $9 million to our financial results.

In Brazil, revenues declined $14 million year-over-year as the impact of lower generation was partially offset by our ability to capture strong merchant power pricing by keeping a portion of our output uncontracted.

While contributions from our existing wind portfolio were consistent with prior year, revenue from our natural gas-fired plant in Ontario decreased $40 million reflecting limited operations throughout 2014.

The recent growth in our hydroelectric and wind portfolios and a full year’s contribution from facilities acquired or commissioned in 2013 resulted in incremental revenues of $151 million.

The average total revenue per MWh of $77 is consistent with the prior year.

Direct operating costs totaling $524 million represent a year-over-year decrease of $6 million attributable to the savings achieved from the cost efficiencies at our operations and the reduction in power purchased in the open market for our co-generation facilities. The recent growth in our portfolio and a full year’s costs from facilities acquired or commissioned in 2013 resulted in an incremental $46 million.

Pursuant to the terms of the purchase and sale agreement, our acquisition of the Irish wind portfolio provided us with the economic benefit as of January 1, 2014, despite the transaction closing on June 30, 2014. Accordingly, we have included $11 million in Funds From Operations for the first six months of the year.

Interest expense totaling $415 million represents a year-over-year increase of $5 million. Incremental interest costs related to financing the growth in our portfolio were $31 million, and $5 million was related to up-financing activities. Repayment of certain subsidiary borrowings and corporate credit facilities resulted in a $17 million decrease in borrowing costs.

Management service costs totaling $51 million represent a year-over-year  increase of $10 million primarily attributable to the increase in the market value of our LP Units and the issuance of 10.25 million LP Units in the second quarter of 2014.

The cash portion of non-controlling interests totaling $183 million represents a year-over-year increase of $39 million. An increase of $60 million related to the growth in our portfolio and the partial sale of hydroelectric facilities in New England to institutional investors in the third quarter of 2013, was partly offset by the overall decrease in performance from certain existing assets in our U.S. hydroelectric portfolio.

Funds From Operations totaling $560 million incorporates growth of $26 million and the net impact of the appreciation of the U.S. dollar of $24 million.

Net income was $203 million for the year ended December 31, 2014 (2013: Net income $215 million) resulting in a net income per LP Unit of $0.42 (2013: $0.52).

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

SEGMENTED DISCLOSURES

Segmented information is prepared on the same basis that Brookfield Renewable’s CODM manages the business, evaluates financial results, and makes key operating decisions.  See Note 24 - Segmented information in our audited consolidated financial statements.

HYDROELECTRIC

The following table reflects the results of our hydroelectric operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2014
	United States	Canada	Brazil	Total
Generation (GWh) – LTA(1)(2)	10,785	5,132	3,614	19,531
Generation (GWh) – actual(1)(2)	10,293	5,570	3,371	19,234
Revenues	$719	$394	$265	$1,378
Adjusted EBITDA(3)	520	328	198	1,046
Funds From Operations(3)	$283	$256	$149	$688

(MILLIONS, EXCEPT AS NOTED)	2013
	United States	Canada	Brazil	Total
Generation (GWh) – LTA(1)(2)	9,681	5,062	3,656	18,399
Generation (GWh) – actual(1)(2)	10,082	5,494	3,656	19,232
Revenues	$677	$399	$301	$1,377
Adjusted EBITDA(3)	494	330	221	1,045
Funds From Operations(3)	$274	$266	$169	$709

(1)            Includes 100% of generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Financial Review By Segments For the Year Ended December 31, 2014”.

United States

Generation from the portfolio was 10,293 GWh for the year ended December 31, 2014, below the long-term average of 10,785 GWh and above prior year generation of 10,082 GWh. Generation from existing facilities decreased 704 GWh. Inflows returned to more normal levels at our facilities in Tennessee, North Carolina and the eastern United States as compared to the prior year, which had benefited from strong hydrological conditions and above long-term average generation. However, the impact on results from this variance was reduced by the non-controlling interest in the Tennessee and North Carolina facilities. Partly offsetting these decreases were the strong inflows at our New England facilities. During the year we benefited from the merchant profile on our recently acquired facilities in New England and Pennsylvania, and captured strong energy pricing. The recent growth in our portfolio and a full period’s contribution from facilities acquired in 2013 resulted in incremental generation of 915 GWh.

Revenues totaling $719 million represent a year-over-year increase of $42 million. Revenues were reduced by $54 million due to the decrease in generation from existing facilities, and a contractual decrease in the price at our Louisiana facility. Favorable market prices at the uncontracted facilities in our portfolio and the price escalators inherent in the power purchase agreements for certain of our facilities contributed $8 million. The recent growth in our portfolio and a full period’s contribution from facilities acquired in 2013 resulted in incremental revenues of $88 million.

Funds From Operations totaling $283 million incorporates growth of $6 million. The increase in revenues from existing facilities and improved performance from our equity-accounted investments was partly offset by the cash portion of non-controlling interests.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

Canada

Generation from the portfolio was 5,570 GWh for the year ended December 31, 2014, above the long-term average of 5,132 GWh and slightly above the prior year generation of 5,494 GWh. We experienced strong hydrological conditions, particularly at our facilities in Ontario. The facility in British Columbia commissioned during the second quarter provided incremental generation of 68 GWh.

Revenues totaling $394 million represent a year-over-year decrease of $5 million. Stronger performance from existing facilities with higher relative contract prices contributed an additional $9 million, and the recently commissioned facility in British Columbia and a full period’s contribution from facilities acquired in 2013 resulted in incremental revenues of $12 million.

Funds From Operations totaling $256 million represent a year-over-year decrease of $10 million. The decrease in revenues and higher borrowing costs associated with up-financing initiatives were partly offset by the cost efficiencies at our operations. The appreciation of the U.S. dollar impacted revenues by $26 million, but also affected costs and other expenses resulting in a net decrease in Funds From Operations of $17 million.

Brazil

Generation from the portfolio was 3,371 GWh for the year ended December 31, 2014 below prior year generation of 3,656 GWh and the long-term average of 3,614 GWh. The decrease is primarily attributable to the drought-like conditions experienced in the year; however, the impact was mitigated by our participation in the hydrological balancing pool. The optionality maintained in the portfolio allowed us to benefit from the strong power pricing environment and help offset the effects of the lower generation. During the year we secured 3 – 5 year contracts for 567 GWh at prices ranging from R$190 – R$270 per MWh, significantly above existing contracts expiring in the near term. A full period’s contribution from a facility commissioned in 2013 provided an incremental 59 GWh of generation.

Revenues totaling $265 million represent a year-over-year decrease of $36 million. Strong power pricing was offset by the effects of the lower volumes.

Funds From Operations totaling $149 million represent a year-over-year decrease of $20 million. The appreciation of the U.S. dollar impacted revenues by $25 million, but also affected costs and other expenses resulting in a net decrease in Funds From Operations of $14 million.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

WIND

The following table reflects the results of our wind operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2014
	United States	Canada	Europe	Total
Generation (GWh) – LTA(1)(2)	1,394	1,197	826	3,417
Generation (GWh) – actual(1)(2)	1,170	1,042	891	3,103
Revenues	$129	$123	$45	$297
Adjusted EBITDA(3)	90	108	29	227
Funds From Operations(3)	$17	$70	$18	$105
(MILLIONS, EXCEPT AS NOTED)	2013
	United States	Canada	Europe		Total
Generation (GWh) – LTA(1)(2)	1,341	1,197		N/A	2,538
Generation (GWh) – actual(1)(2)	1,145	1,075		N/A	2,220
Revenues	$125	$133	$	N/A	$258
Adjusted EBITDA(3)	85	113		N/A	198
Funds From Operations(3)	$21	$69	$	N/A	$90

(1)            Includes 100% of generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Financial Review By Segments For the Year Ended December 31, 2014”.

United States

Generation from the portfolio was 1,170 GWh for the year ended December 31, 2014, below the long-term average of 1,394 GWh due to lower wind conditions across the portfolio, and consistent with prior year generation of 1,145 GWh. A full period’s contribution from the facilities acquired in 2013 resulted in incremental generation of 27 GWh.

Revenues totaling $129 million represent a year-over-year increase of $4 million primarily attributable to the full period’s contribution from the facilities acquired in 2013.

Funds From Operations totaling $17 million represent a year-over-year decrease of $4 million, primarily attributable to the increase in non-controlling interests.

Canada

Generation from our Canadian wind portfolio was 1,042 GWh, below the long-term average of 1,197 GWh and prior year generation of 1,075 GWh, all attributable to lower wind conditions. Generation at one of our facilities was curtailed, reducing generation by 29 GWh, for which we received compensation at the power purchase agreement price.

Revenues totaling $123 million represent a year-over-year decrease of $10 million, primarily attributable to the appreciation of the U.S. dollar.

Funds From Operations totaling $70 million was consistent year-over-year. The decrease in revenues was offset by cost efficiencies at our operations.

Europe

Generation from our wind portfolio in Ireland was 891 GWh for the year ended December 31, 2014. We substantially completed construction on two Irish wind facilities totaling 125 MW. The facilities generated 125 GWh in 2014 and received payments under power purchase agreements. These facilities, which are expected to generate 349 GWh annually, were fully commissioned in Q1 2015.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

Revenues totaled $45 million for the year ended December 31, 2014 and included a $12 million contribution from the two development projects.

Funds From Operations totaling $18 million includes an $11 million fixed earnings adjustment amount for the period from January 1, 2014 to June 30, 2014.

GENERATION AND FINANCIAL REVIEW FOR THE YEAR ENDED DECEMBER 31, 2013

The following table reflects the actual and long-term generation for the year ended December 31:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2013	2012	2013	2012	2013	2012
Hydroelectric generation
United States	10,082	5,913	9,681	7,205	401	(1,292)	4,169
Canada	5,494	3,953	5,062	4,972	432	(1,019)	1,541
Brazil(2)	3,656	3,470	3,656	3,470	-	-	186
	19,232	13,336	18,399	15,647	833	(2,311)	5,896
Wind energy
United States	1,145	619	1,341	837	(196)	(218)	526
Canada	1,075	1,090	1,197	1,197	(122)	(107)	(15)
	2,220	1,709	2,538	2,034	(318)	(325)	511
Other	770	897	899	521	(129)	376	(127)
Total generation(3)	22,222	15,942	21,836	18,202	386	(2,260)	6,280

(1)            For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(2)            In Brazil, assured generation levels are used as a proxy for long-term average.

(3)            Includes 100% of generation from equity-accounted investments.

Generation levels during the year ended December 31, 2013 totaled 22,222 GWh, an increase of 6,280 GWh as compared to the same period of the prior year. The increase is attributable to favorable hydrology and wind conditions when compared to the prior year, the contribution of assets acquired or commissioned during the year in both our hydroelectric and wind portfolios, and a full year of generation from wind facilities acquired or commissioned in 2012.

Generation from the hydroelectric portfolio totaled 19,232 GWh, and above the long-term average of 18,399 GWh and an increase of 5,896 GWh as compared to the prior year. Generation from existing hydroelectric assets was 15,934 GWh compared to 13,336 GWh in the prior year, as generation returned to more normal levels relative to the dry conditions in the prior year. In addition, recent acquisitions and assets reaching commercial operations increased generation by 3,298 GWh.

Generation from the wind portfolio totaled 2,220 GWh, below the long-term average of 2,538 GWh and an increase of 511 GWh as compared to the prior year. The increase from prior year was primarily due to additional generation of 321 GWh from facilities acquired in California,  and more favorable wind conditions as compared to the prior year. The prior year results do not reflect a full year of operations for assets acquired or commissioned.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides a reconciliation to net income (loss) for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2013	2012
Revenues	$1,706	$1,309
Other income	11	16
Share of cash earnings from equity-accounted investments	21	13
Direct operating costs	(530)	(486)
Adjusted EBITDA(1)	1,208	852
Interest expense – borrowings	(410)	(411)
Management service costs	(41)	(36)
Current income taxes	(19)	(14)
Less: cash portion of non-controlling interests
Preferred equity	(37)	(16)
Participating non-controlling interests - in operating subsidiaries	(107)	(28)
Funds From Operations(1)	594	347
Less: adjusted sustaining capital expenditures(2)	(56)	(52)
Adjusted Funds From Operations(1)	538	295
Add: cash portion of non-controlling interests	144	44
Add: adjusted sustaining capital expenditures	56	52
Other items:
Depreciation(3)	(535)	(483)
Unrealized financial instrument gain (loss)	37	(23)
Share of non-cash loss from equity-accounted investments	(12)	(18)
Deferred income tax recovery	18	54
Other	(31)	(16)
Net income (loss)	$215	$(95)
Basic and diluted earnings (loss) per LP Unit(4)	$0.52	$(0.26)

(1)            Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures” and “Financial Review by Segments for the Year Ended December 31, 2013”.

(2)            Based on long-term sustaining capital expenditure plans.

(3)            See Note 2(f) - Change in accounting estimates in our audited consolidated financial statements concerning changes in estimates related to depreciation expense.

(4)            Average LP Units outstanding during the period totaled 132.9 million (2012: 132.9 million).

Revenues totaled $1,706 million for the year ended December 31, 2013, representing a year-over-year increase of $397 million. Approximately $209 million of the increase was attributable to the return to long-term average generation levels at existing hydroelectric facilities, while contributions from facilities acquired or commissioned during the year, and full year of contribution from assets acquired in 2012 amount to approximately $218 million. The increase in revenues was partially offset by the appreciation of the U.S. dollar as compared to the Brazilian real and the Canadian dollar.

Direct operating costs totaled $530 million for the year ended December 31, 2013, representing a year-over-year increase of $44 million. Of this amount, $62 million was attributable to recently acquired facilities, and the balance from lower costs with the appreciation of the U.S. dollar relative to the Brazilian real.

Interest expense totaled $410 million for the year ended December 31, 2013, which was consistent year-over-year. Lower borrowing costs attributable to the savings provided by the repayment and refinancing activities, and to changes in foreign exchange rates in the year, were offset by borrowing costs associated with the financing related to the growth in our portfolio. With the growth in the portfolio of renewable energy assets, we increased long-term debt by $504 million. We also repaid higher cost borrowings and refinanced certain subsidiary borrowings.  Our weighted average annualized interest rate on subsidiary borrowings decreased from 6.4% in 2012 to 6.0% in 2013.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

Management service costs reflect a base fee of $20 million annually plus 1.25% of the growth in total capitalization value. Management services costs totaled $41 million for the year ended December 31, 2013, which was $5 million higher than the same period in the prior year. The increase is primarily attributable to an increase in the average fair market value of the LP Units, and the issuance of preferred equity, on an accretive basis.

The cash portion of non-controlling interests for the year ended December 31, 2013 was $144 million as compared to $44 million in the prior year. An increase in operating results from existing facilities and contributions from recently acquired facilities amounted to $79 million. The completion of two separate issuances of Class A Preference Shares during the year increased distributions to preferred shareholders by $21 million.

Funds From Operations totaled $594 million for the year ended December 31, 2013, an increase of $247 million year-over-year.

Depreciation expense for the year ended December 31, 2013 increased by $72 million due to recently acquired assets, which was partly offset by a $15 million decrease in depreciation due to the impact of changes made in the prior year to the estimated service lives of certain assets.

Net income was $215 million for the year ended December 31, 2013 (2012: Net loss $95 million).

SEGMENTED DISCLOSURES

HYDROELECTRIC

The following table reflects the results of our hydroelectric operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2013
	United States	Canada	Brazil	Total
Generation (GWh) – LTA(1)(2)	9,681	5,062	3,656	18,399
Generation (GWh) – actual(1)(2)	10,082	5,494	3,656	19,232
Revenues	$677	$399	$301	$1,377
Adjusted EBITDA(3)	494	330	221	1,045
Funds From Operations(3)	$274	$266	$169	$709

(MILLIONS, EXCEPT AS NOTED)	2012
	United States	Canada	Brazil	Total
Generation (GWh) – LTA(1)(2)	7,205	4,972	3,470	15,647
Generation (GWh) – actual(1)(2)	5,913	3,953	3,470	13,336
Revenues	$438	$272	$340	$1,050
Adjusted EBITDA(3)	294	213	236	743
Funds From Operations(3)	$148	$148	$151	$447

(1)            Includes 100% generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures” and “Financial Review by Segments for the Year ended December 31, 2013”.

United States

Generation from the portfolio was 10,082 GWh for the year ended December 31, 2013 compared to the long-term average of 9,681 GWh and prior year generation of 5,913 GWh. The increase from prior year was driven by an additional 3,093 GWh from the recently acquired assets in Tennessee, North Carolina and Maine, and an increase in generation from existing assets. In the prior year, dry conditions

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

in New York State and in the mid-western United States resulted in generation levels below long-term average.

Revenues totaled $677 million for the year ended December 31, 2013 representing a year-over-year increase of $239 million. Of this amount, $147 million was attributable to generation from recently acquired facilities, while $92 million was attributable to higher generation levels at existing facilities.

Funds From Operations  totaled $274 million for the year ended December 31, 2013, an increase of $126 million resulting primarily from the increase in revenues from higher generation and the contribution from recently acquired assets. The increase was partially offset by higher direct operating costs and interest expense associated with the new facilities, and an increase in the cash portion of non-controlling interests.

Canada

Generation from the portfolio was 5,494 GWh for the year ended December 31, 2013 compared to the long-term average of 5,062 GWh and to prior year generation of 3,953 GWh. Generation returned to long-term average, with strong inflows at our eastern Canadian assets.

Revenues totaled $399 million for the year ended December 31, 2013, representing an increase of $127 million, which was primarily attributable to the increase in generation levels.

Funds From Operations totaled $266 million for the year ended December 31, 2013, representing an increase of $118 million.

Brazil

Generation from the portfolio was 3,656 GWh for the year ended December 31, 2013 compared to the prior year generation of 3,470 GWh. The increase in generation is primarily attributable to a facility commissioned during the year, and a full year’s contribution from one facility acquired and one facility commissioned in the second half of 2012.

Revenues totaled $301 million for the year ended December 31, 2013, representing a year-over-year decrease of $39 million. Revenues declined with the appreciation of the U.S. dollar compared to the Brazilian real by $36 million. In addition, revenues were higher by $12 million due to generation from facilities integrated within the last year and lower by $15 million due to lower allocated energy volumes.

Funds From Operations totaled $169 million for the year ended December 31, 2013 representing a year-over-year increase of $18 million. Funds From Operations benefited from the repayment of higher-yielding subsidiary borrowings in the prior year and resulted in a $37 million decrease in interest expense.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

WIND

The following table reflects the results of our wind operations for the year ended December 31:

(MILLIONS, EXCEPT FOR AS NOTED)	2013
	United States	Canada	Total
Generation (GWh) – LTA(1)(2)	1,341	1,197	2,538
Generation (GWh) – actual(1)(2)	1,145	1,075	2,220
Revenues	$125	$133	$258
Adjusted EBITDA(3)	85	113	198
Funds From Operations(3)	$21	$69	$90
	2012
(MILLIONS, EXCEPT FOR AS NOTED)	United States	Canada	Total
Generation (GWh) – LTA(1)(2)	837	1,197	2,034
Generation (GWh) – actual(1)(2)	619	1,090	1,709
Revenues	$58	$131	$189
Adjusted EBITDA(3)	31	113	144
Funds From Operations(3)	$2	$69	$71

(1)           Includes 100% generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)         Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures” and “Financial Review by Segments for the Year ended December 31, 2013”.

United States

Generation from the portfolio was 1,145 GWh for the year ended December 31, 2013, and lower than the long-term average of 1,341 GWh and higher than the prior year generation of 619 GWh. The increase in generation from prior year is attributable to 321 GWh from facilities acquired in California during the year, a full year of generation from four facilities acquired or commissioned in 2012, and stronger wind conditions at existing facilities.

Revenues totaled $125 million for the year ended December 31, 2013, representing a year-over-year increase of $67 million. Of this amount, $34 million was attributable to generation from the assets acquired in California during the year. In addition, revenues benefited from a full year of contribution from assets acquired or commissioned in 2012, and from stronger wind conditions.

Funds From Operations totaled $21 million for the year ended December 31, 2013 compared to $2 million in the prior year.

Canada

Generation from the portfolio was 1,075 GWh for the year ended December 31, 2013, substantially unchanged from the prior year, and below the long-term average of 1,197 GWh due to wind conditions.

Revenues and Funds From Operations totaled $133 million and $69 million, respectively, for the year ended December 31, 2013.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

Analysis Of Consolidated Financial Statements and Other Information

Property, Plant and Equipment

In accordance with IFRS, Brookfield Renewable has elected to revalue its property, plant and equipment at a minimum on an annual basis, as at December 31st of each year. Substantially all of Brookfield Renewable’s property, plant and equipment, are carried at fair value as opposed to historical cost, using a 20-year discounted cash flow model. This model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. The model also includes estimates of future electricity prices, anticipated long-term average generation, estimated operating and capital expenditures, and assumptions about future inflation rates and discount rates by geographical location. For power generating assets acquired through business combinations during the year, Brookfield Renewable initially measures the assets at fair value consistent with the policy described in Note 2(l) – Business combinations in our audited consolidated financial statements. Accordingly, in the year of acquisition, power generating assets are not revalued at year-end unless there is an indication that assets are impaired.

Property, plant and equipment, at fair value totaled $18.6 billion as at December 31, 2014 as compared to $15.7 billion as at December 31, 2013. During the year ended December 31, 2014, the acquisition of 502 MW of hydroelectric facilities and a 326 MW wind portfolio totaling $2.4 billion were not revalued at year-end. The development and construction of power generating assets totaled $214 million. The revaluation of property, plant and equipment resulted in an increase in fair value of $1.7 billion. Property, plant and equipment were impacted by foreign currency changes related to the appreciation of the U.S. dollar in the amount of $910 million. We also recognized depreciation expense of $548 million which is significantly higher than what we are required to reinvest in the business as sustaining capital expenditures.

Fair value of property, plant and equipment can vary with discount and terminal capitalization rates. Excluding power generating assets acquired during the year ended December 31, 2014, the following table summarizes the impact of a change in discount rates and terminal capitalization rates on the fair value of property, plant and equipment as at December 31:

(BILLIONS)	2014	2013
50 bps increase in discount rates	$(1.3)	$(1.1)
50 bps decrease in discount rates	1.5	1.3

50 bps increase in terminal capitalization rate(1)	(0.3)	(0.3)
50 bps decrease in terminal capitalization rate(1)	0.4	0.3

(1)        The terminal capitalization rate applies only to hydroelectric assets in the United States and Canada.

Terminal values are included in the valuation of hydroelectric assets in the United States and Canada.  For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset without consideration of potential renewal value. The weighted-average remaining duration at December 31, 2014, was 15 years (2013: 16 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil. If an additional 20 years of cash flows were included, the fair value of property, plant and equipment would increase by approximately $1 billion. See Note 11 - Property, plant and equipment, at fair value in our audited consolidated financial statements.

A 5% change in the estimates of future electricity prices would increase or decrease the fair value of property, plant and equipment by approximately $500 million.

Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the year 2020. A one year change would increase or decrease the fair value of property, plant and equipment by approximately $225 million.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

liquidity and capital Resources

A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment grade basis. As at December 31, 2014, long-term indebtedness increased from December 31, 2013 as a result of the portfolio growth. The debt to capitalization ratio decreased marginally from December 31, 2013 and was 40% as at December 31, 2014.

Capitalization

The following table summarizes the capitalization using book values as at December 31:

(MILLIONS, EXCEPT AS NOTED)	2014	2013
Credit facilities(1)	$401	$311
Corporate borrowings(1)	1,286	1,406
Subsidiary borrowings(2)	5,991	4,906
Long-term indebtedness	7,678	6,623
Deferred income tax liabilities, net of deferred income tax assets	2,495	2,148
Equity	8,881	7,536
Total capitalization	$19,054	$16,307
Debt to total capitalization	40%	41%

(1)            Issued by a subsidiary of Brookfield Renewable and guaranteed by Brookfield Renewable. The amounts are unsecured.

(2)            Issued by subsidiaries of Brookfield Renewable and secured against their respective assets. The amounts are not guaranteed.

During the year ended December 31, 2014 we completed the following financings:

•          In January 2014, the $279 million bridge loan associated with a 360 MW hydroelectric portfolio located in New England was refinanced to July 2017 at LIBOR plus 2.25%.

•          In February 2014, as part of the acquisition of the 70 MW hydroelectric portfolio in New England, $140 million of financing was obtained through a bond issuance with a 5.5% interest rate maturing in February 2024.

•         In March 2014, we up-financed indebtedness associated with a 349 MW Ontario hydroelectric portfolio through the issuance of C$90 million of senior and C$60 million of subordinate bonds with interest rates of  3.8% and 5.0%, respectively, maturing in June 2023.

•         In June 2014, we refinanced a $125 million debt facility associated with a 167 MW hydroelectric portfolio in New England through the issuance of 8-year notes maturing in January 2022 at a fixed rate of 4.59%.

•          In June 2014, as part of the acquisition of the 326 MW Irish wind portfolio, we assumed a €169 million ($232 million) loan with a fixed interest rate of 4.6%, including the related interest rate swaps, maturing in December 2026.

•          In August 2014, we extended the maturity for $1,280 million in corporate credit facilities to June 2019 and reduced the applicable margin from 1.25% to 1.20%. The credit facilities now also provide us with an option to borrow in Euro (€) and British Pound Sterling (£).

•          In August 2014, we secured a €160 million ($210 million) term loan for 153 MW of our wind facilities in Ireland with an initial fixed rate of 2.9%, including the related interest rate swaps, maturing in December 2026.

•          In October 2014, we secured a $560 million term loan associated with a 417 MW hydroelectric facility in Pennsylvania. A portion of the proceeds was used to prepay the high-yielding $65 million bond initially assumed in connection with the acquisition of the facility. The debt bears interest at LIBOR plus 1.75%, with the margin increasing 25 basis points annually, and matures in June 2018.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

•          In November 2014, we secured an 18-month extension on a $250 million term loan associated with a hydroelectric portfolio in Tennessee and North Carolina with a fixed interest rate of 3.20%, including the related interest rate swaps, and maturing in May 2016.

•         In December 2014, we secured a €188 million ($227 million) construction and term loan for 137 MW of our development projects in Ireland. An amount of €168 million ($203 million) was initially drawn on the loan at a rate of 2.82%, including the related interest rate swaps, maturing in December 2027.

On June 10, 2014, we completed a bought deal LP Unit offering of 10.25 million LP Units at a price of C$31.70 per LP Unit for gross proceeds of C$325 million ($297 million). The net proceeds were used to repay outstanding indebtedness and for general corporate purposes.

Available liquidity

We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions, withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation, and to finance the business on an investment grade basis. Principal sources of liquidity are cash flows from operations and access to public and private capital markets.

The following table summarizes the available liquidity as at December 31:

(MILLIONS)	2014	2013
Cash and cash equivalents	$150	$203
Credit facilities
Authorized credit facilities	1,480	1,480
Draws on credit facilities(1)	(401)	(311)
Issued letters of credit	(227)	(212)
Available portion of credit facilities	852	957
Available liquidity	$1,002	$1,160

(1)            Amounts are unsecured and revolving. Interest rate is at the LIBOR plus 1.20% (December 31, 2013: 1.25%).

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

Long-term debt and credit facilities

The following table summarizes our principal repayment obligations and maturities as at December 31, 2014:

(MILLIONS)	2015	2016	2017	2018	2019	Thereafter	Total
Principal repayments
Subsidiary borrowings(1)
United States	$147	$347	$784	$777	$67	$1,346	$3,468
Canada	53	135	49	54	52	1,455	1,798
Brazil	23	22	21	20	19	84	189
Europe	33	36	40	41	44	400	594
	256	540	894	892	182	3,285	6,049
Corporate borrowings and
credit facilities(1)	-	258	-	172	401	861	1,692
Equity-accounted investments	30	-	125	-	-	-	155
	286	798	1,019	1,064	583	4,146	7,896
Interest payable(2)
Subsidiary borrowings
United States	182	177	173	125	97	626	1,380
Canada	101	99	92	89	85	556	1,022
Brazil	13	11	10	8	7	22	71
Europe	21	19	19	19	17	75	170
	317	306	294	241	206	1,279	2,643
Corporate borrowings and
credit facilities	75	75	59	59	47	189	504
Equity-accounted investments	5	5	2	-	-	-	12
	397	386	355	300	253	1,468	3,159
	$683	$1,184	$1,374	$1,364	$836	$5,614	$11,055

(1)            Subsidiary borrowings and corporate borrowings and credit facilities include $8 million and $71 million of unamortized premiums and deferred financing fees, respectively.

(2)            Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable rate interest payments have been calculated based on estimated interest rates.

We remain focused on refinancing near term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in addressing our borrowings through 2019 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

The overall maturity profile and average interest rates associated with our borrowings and credit facilities as at December 31 are as follows:

	Average term (years)		Average interest rate (%)
	2014	2013	2014	2013
Corporate borrowings	6.7	7.7	5.3	5.3
Subsidiary borrowings	10.4	11.8	5.3	6.0
Credit facilities	4.5	3.8	1.4	1.4

Our Series 3 corporate medium-term notes advanced one year toward their maturity in 2016. During the year ended December 31, 2014, we continued to capitalize on the low interest rate environment and reduced our borrowing costs on subsidiary borrowings from 6.0% to 5.3%. The average term and interest rate of our subsidiary borrowings decreased during the year primarily due to securing the $560 million term loan on the 417 MW facility in Pennsylvania. Also during the year, we extended the maturity date for $1,280 million of our credit facilities to June 30, 2019.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

CONTRACT PROFILE

We have a largely predictable profile driven by both long-term power purchase agreements with a weighted-average remaining duration of 18 years combined with a well-diversified portfolio that reduces variability in our generation volumes. We operate the business on a largely contracted basis to ensure a high degree of predictability in Funds From Operations. We do however maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change and the legislated requirements in some areas to diversify away from fossil fuel based generation.

The following table sets out contracts over the next five years for generation output assuming long-term average:

FOR THE YEAR ENDED DECEMBER 31	2015	2016	2017	2018	2019
Generation (GWh)
Contracted(1)
Hydroelectric
United States(2)	8,847	9,053	7,018	7,018	7,018
Canada	5,185	5,185	5,185	5,185	5,175
Brazil	2,888	2,689	1,961	1,736	1,736
	16,920	16,927	14,164	13,939	13,929
Wind energy
United States	1,292	1,292	1,292	1,292	1,292
Canada	1,197	1,197	1,197	1,197	1,197
Europe	1,130	1,146	1,146	1,146	1,146
	3,619	3,635	3,635	3,635	3,635
	20,539	20,562	17,799	17,574	17,564
Uncontracted	3,548	3,515	6,269	6,494	6,504
Total long-term average	24,087	24,077	24,068	24,068	24,068
Long-term average on a proportionate basis(3)	18,668	18,650	18,642	18,641	18,641

Contracted generation - as at December 31, 2014
% of total generation	85%	85%	74%	73%	73%
% of total generation on a proportionate basis(3)	91%	90%	83%	82%	82%

Price per MWh - total generation	$81	$80	$83	$84	$85
Price per MWh - total generation on a
proportionate basis	79	79	80	81	82

(1)            Assets under construction are included when long-term average and pricing details are available and the commercial operation date is established in a definitive construction contract.

(2)            Includes generation of 1,812 GWh for 2015 and 2,035 GWh for 2016 secured under financial contracts.

(3)            Long-term average on a proportionate basis includes wholly-owned assets, and our share of partially-owned assets and equity-accounted investments.

The majority of the long-term power purchase agreements are with investment-rated or creditworthy counterparties. The composition of our contracted generation under power purchase agreements for 2015 is comprised of: Brookfield (45%), public power authorities (23%), industrial users (29%) and distribution companies (3%).

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

SUMMARY CONSOLIDATED BALANCE SHEETS

The following table provides a summary of the key line items on the consolidated balance sheets as at December 31:

(MILLIONS)	2014	2013
Property, plant and equipment, at fair value	$18,566	$15,741
Equity-accounted investments	273	290
Total assets	19,849	16,999
Long-term debt and credit facilities	7,678	6,623
Deferred income tax liabilities	2,637	2,265
Total liabilities	10,968	9,463
Preferred equity	728	796
Participating non-controlling interests - in operating subsidiaries	2,062	1,303
General partnership interest in a holding subsidiary held by Brookfield	59	54
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	2,865	2,657
Limited partners' equity	3,167	2,726
Total liabilities and equity	19,849	16,999

Contractual obligations

Development and construction

The remaining development project costs on the 25 MW hydroelectric project in Brazil and three wind facilities in Ireland totaling 137 MW of capacity, are expected to be $164 million. As at December 31, 2014, restricted cash in the amount of $56 million was held and reserved for the purpose of funding the remaining costs. The projects in Ireland are expected to be fully operational by the end of 2015 and the hydroelectric facility in Brazil during 2017.

Commitments and contingencies

In November 2014, we entered into an agreement to acquire a 488 MW portfolio in Brazil comprising hydroelectric, wind, and biomass generating capacity. The portfolio is expected to generate approximately 2,100 GWh annually. The transaction represents a total enterprise value of $R2.4 billion ($935 million). The transaction is expected to close in the first half of 2015, subject to regulatory approvals and closing conditions. Also in November 2014, we signed an agreement to acquire two advanced hydroelectric development projects in Brazil totaling 47 MW which, once fully commissioned, are expected to generate 280 GWh annually. We completed this acquisition in February 2015; refer to “Subsequent Events”. These acquisitions are being pursued with our institutional partners, and Brookfield Renewable will retain an approximate 40% interest.

At the balance sheet date, we had commitments for future minimum lease payments under non-cancellable leases which fall due as follows:

(MILLIONS)	2015	2016	2017	2018	2019	Thereafter	Total
Operating leases	$21	$22	$19	$18	$17	$151	$248
Capital leases	-	-	-	-	1	43	44
Total	$21	$22	$19	$18	$18	$194	$292

Brookfield Renewable, on behalf of its subsidiaries, and subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. See “Liquidity and Capital Resources” for further details.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

Brookfield Renewable along with institutional investors have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund and the Brookfield Infrastructure Fund II. As at December 31, 2014, letters of credit issued by Brookfield Renewable along with institutional investors were $125 million (2013: $93 million).

Guarantees

In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as acquisitions, construction projects, capital projects, and purchases of assets. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of the indemnifications prevents us from making a reasonable estimate of the maximum potential amount that could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under indemnification agreements.

Off-Balance Sheet Arrangements

Brookfield Renewable has no off-balance sheet financing arrangements.

Related Party Transactions

Brookfield Renewable’s related party transactions are in the normal course of business, and are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield.

Brookfield Renewable sells electricity to Brookfield through long-term power purchase agreements to provide contracted cash flow and reduce Brookfield Renewable’s exposure to electricity prices in deregulated power markets. Brookfield Renewable also benefits from a wind levelization agreement with Brookfield which reduces the exposure to the fluctuation of wind generation at certain facilities and thus improves the stability of its cash flow.

In addition to these agreements, Brookfield Renewable and Brookfield have executed other agreements that are described in Note 9 - Related Party Transactions in our audited consolidated financial statements.

Brookfield Renewable has also entered into a number of voting agreements with Brookfield whereby Brookfield, as managing member of entities related to Brookfield Americas Infrastructure Fund and Brookfield Infrastructure Fund II, in which Brookfield Renewable holds investments in power generating operations with institutional partners, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of such entities.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

The following table reflects the related party agreements and transactions on the consolidated statements of income (loss), for the year ended December 31:

(MILLIONS)	2014	2013	2012
Revenues
Power purchase and revenue agreements	$433	$456	$376
Wind levelization agreement	6	6	2
	$439	$462	$378
Direct operating costs
Energy purchases	$(9)	$(36)	$(40)
Energy marketing fee	(21)	(20)	(18)
Insurance services	(29)	(26)	(18)
	$(59)	$(82)	$(76)
Management service costs	$(51)	$(41)	$(36)

Revenues from power purchase and revenue agreements for the year ended December 31, 2014 were lower as compared to the prior year. This decrease is primarily due to the reduction in the level of price support and reflects the strong pricing environment which we benefited from in the first quarter of 2014. Energy purchases for the year ended December 31, 2014 were lower as compared to the prior year as a result of the reduction in power purchased for our co-generation facilities.

The following table reflects the impact of the related party agreements and transactions on the consolidated balance sheets as at December 31:

(MILLIONS)	Related party	2014	2013
Current assets
Due from related parties
Amounts due from	Brookfield	$54	$36
	Equity accounted investments and other	9	12
		$63	$48
Current liabilities
Due to related parties
Amount due to	Brookfield	$56	$48
Accrued distributions payable on LP
Units and Redeemable/Exchangeable
partnership units	Brookfield	21	62
Amount due to	Equity accounted investments and other	2	-
		$79	$110

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the key items on the consolidated statements of cash flows, for the year ended December 31:

(MILLIONS)	2014	2013	2012
Cash flow provided by (used in):
Operating activities	$700	$735	$413
Financing activities	1,299	(263)	335
Investing activities	(2,037)	(397)	(828)
Foreign exchange loss on cash	(15)	(9)	(8)
(Decrease) increase in cash and cash equivalents	$(53)	$66	$(88)

Cash and cash equivalents as at December 31, 2014 totaled $150 million, representing a decrease of $53 million since December 31, 2013.

Operating Activities

Cash flows provided by operating activities totaling $700 million for the year ended December 31, 2014 represent a year-over-year decrease of $35 million primarily attributable to the decrease in Funds From Operations. Cash flows provided by operating activities totaled $735 million for year ended December 31, 2013, resulting in a year-over-year increase of $322 million. The increases were primarily attributable to Funds From Operations.

Net change in working capital

The net change in working capital balances shown in the consolidated statements of cash flows for the year ended December 31 is comprised of the following:

(MILLIONS)	2014	2013
Trade receivables and other current assets	$20	$47
Accounts payable and accrued liabilities	(54)	(42)
Other assets and liabilities	14	(4)
	$(20)	$1

Financing Activities

Cash flows provided by financing activities totaled $1,299 million for the year ended December 31, 2014. Long-term debt – borrowings were $2,118 million and increased due to the growth in our portfolio, up-financing indebtedness associated with a 349 MW Ontario hydroelectric portfolio, a $560 million financing associated with a 417 MW hydroelectric facility in Pennsylvania, and financings totaling  €328 million ($413 million) associated with the wind facilities and development projects in Ireland. Long-term debt – repayments related to subsidiary borrowings and credit facilities were $1,046 million. The issuance of 10,250,000 LP Units at a price of C$31.70 per LP Unit resulted in net proceeds of $285 million. The capital provided by participating non-controlling interests – in operating subsidiaries relates to the growth in our portfolio, and amounted to $610 million.

For the year ended December 31, 2014, distributions paid to LP Unitholders were $480 million (2013: $378 million). With the change in timing of our quarterly distributions taking effect in the first quarter of 2014 resulting in a distribution on January 31, 2014 and on March 31, 2014, the amounts paid in the first quarter of 2014 included distributions declared in both the fourth quarter of 2013 and the first quarter of 2014. Distributions paid in the first quarter of 2013 included only those declared in the preceding quarter. Further, we increased our distributions to $1.55 per LP Unit, an increase of 10 cents per LP Unit which took effect in the first quarter of 2014. The distributions paid to preferred shareholders and participating non-controlling interests - in operating subsidiaries were $188 million (2013: $157 million). See “Dividends and Distributions” for further details.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

Cash flows used in financing activities totaled $263 million for the year ended December 31, 2013. Repayments related to subsidiary borrowings and credit facilities were approximately $1.7 billion. Long-term debt increased by $1.4 billion due to the growth in our portfolio and re-financings at two Ontario wind facilities. Capital was provided from the issuances of C$175 million each of the Series 5 and Series 6 Class A Preference Shares. The capital provided by participating non-controlling interests – in operating subsidiaries includes the co-investment by a private fund sponsored by Brookfield Asset Management.

For the year ended December 31, 2013 distributions paid to LP Unitholders were $378 million (2012: $362 million). The distributions paid to preferred shareholders and participating non-controlling interests - in operating subsidiaries were $157 million (2012: $38 million). See “Dividends and Distributions” for further details.

Investing Activities

Cash flows used in investing activities for the year ended December 31, 2014 totaled $2,037 million. Our investments were with respect to the acquisition of a hydroelectric facility in Pennsylvania, a wind portfolio in Ireland, a hydroelectric portfolio in Maine, and the remaining 50% interest previously held by our partner in hydroelectric facility in California. When combined, these investments totaled $1,838 million. In addition, our continued investment in the construction of power generating assets was $78 million and sustainable capital expenditures totaled $108 million.

Cash flows used in investing activities for the year ended December 31, 2013 totaled $397 million. Our investments were with respect to the acquisition of hydroelectric facilities in Maine, the remaining 50% interest previously held by our partner in a facility located in British Columbia, and a wind portfolio in California that when combined totaled $241 million. In addition, our investment in the construction of power generating assets was $147 million and sustainable capital expenditures totaled $79 million.

NON-CONTROLLING INTERESTS

Preferred equity

In January 2013 and May 2013, we completed issuances which included 7,000,000 each of Series 5 and Series 6 Class A Preference Shares with fixed, annual, cumulative dividends yielding 5% at a price of C$25.00 per Class A Preference Share for gross proceeds of C$350 million ($348 million). Total transaction costs associated with the issuances were C$11 million ($11 million). The net proceeds were used to repay outstanding indebtedness and for general corporate purposes. As at December 31, 2014, no preference shares have been redeemed.

General partnership interest in a holding subsidiary held by Brookfield

Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP Unit distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly distributions exceed $0.4225 per LP Unit, the incentive distribution is equal to 25% of distributions above this threshold. Accordingly, incentive distributions of $2 million were made during the year ended December 31, 2014.

Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

BRELP has issued Redeemable/Exchangeable partnership units to Brookfield, which may at the request of the holder, require BRELP to redeem these units for cash consideration. The right is subject to Brookfield Renewable’s right of first refusal which entitles it, at its sole discretion, to elect to acquire all of the units presented to BRELP that are tendered for redemption in exchange for LP Units. If Brookfield Renewable elects not to exchange the Redeemable/Exchangeable partnership units for LP Units, the Redeemable/Exchangeable partnership units are required to be redeemed for cash. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified as equity, and not as a liability.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

LIMITED PARTNERS’ EQUITY

On June 10, 2014, Brookfield Renewable completed a bought deal LP Unit offering which included 10,250,000 LP Units at a price of C$31.70 per LP Unit for gross proceeds of C$325 million ($297 million). Brookfield Renewable incurred C$13 million ($12 million) in transaction costs associated with the offering.

Brookfield Asset Management owns, directly and indirectly, 169,685,609 LP Units and Redeemable/Exchangeable partnership units, representing approximately 62% of Brookfield Renewable on a fully-exchanged basis.

SHARES AND UNITS OUTSTANDING

The shares and units outstanding as at December 31 are presented in the following table:

	2014	2013
Class A Preference Shares
Series 1	10,000,000	10,000,000
Series 3	10,000,000	10,000,000
Series 5	7,000,000	7,000,000
Series 6	7,000,000	7,000,000
	34,000,000	34,000,000

GP interest	2,651,506	2,651,506

Redeemable/Exchangeable partnership units	129,658,623	129,658,623

LP Units
Balance, beginning of year	132,984,913	132,901,916
Issuance of LP Units	10,250,000	-
Distribution reinvestment plan	121,941	82,997
Balance, end of year	143,356,854	132,984,913

Total LP Units on a fully-exchanged basis(1)	273,015,477	262,643,536

LP Units held by
Brookfield	40,026,986	40,026,986
External LP Unitholders	103,329,868	92,957,927
	143,356,854	132,984,913

(1)            The fully-exchanged amounts assume the exchange of Redeemable/ Exchangeable partnership units for LP Units at the beginning of the year.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

DIVIDENDS AND DISTRIBUTIONS

The composition of the dividends and distributions for the year ended December 31 are presented in the following table:

	Declared			Paid
(MILLIONS, EXCEPT AS NOTED)	2014	2013	2012	2014	2013	2012
Class A Preference Shares
Series 1	$12	$13	$13	$12	$13	$13
Series 3	10	11	3	11	12	-
Series 5	8	8	-	8	6	-
Series 6	8	5	-	8	4	-
	$38	$37	$16	$39	$35	$13

Participating non-controlling interests - in
operating subsidiaries	$149	$122	$24	$149	$122	$24

General partnership interest in a holding
subsidiary held by Brookfield	$4	$4	$4	$4	$4	$4
Incentive distribution	2	-	-	2	-	-
	$6	$4	$4	$6	$4	$4

Participating non-controlling interests - in
a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	$201	$188	$179	$231	$185	$177

Limited partners' equity
Brookfield	62	58	66	71	56	73
External LP Unitholders	154	135	117	172	133	108
	$216	$193	$183	$243	$189	$181

In January 2012, LP Unitholder distributions were increased to $1.38 per LP Unit on an annualized basis, an increase of three cents per LP Unit, which took effect with the distribution payable in April 2012.

In January 2013, LP Unitholder distributions were increased to $1.45 per LP Unit on an annualized basis, an increase of seven cents per LP Unit, which took effect with the distribution payable in April 2013.

In February 2014, LP Unitholder distributions were increased to $1.55 per unit on an annualized basis, an increase of ten cents per LP Unit, which took effect with the distribution payable in March 2014.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

Critical ESTIMATES AND CRITICAL JUDGMENTS in applying accounting policies

The consolidated annual financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 2 – Significant accounting policies in our audited consolidated financial statements are considered critical accounting estimates as defined in NI 51-102 with the exception of the estimates related to the valuation of property, plant and equipment and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year and operating and capital costs, the amount, the timing and the income tax rates of future income tax provisions. Estimates also include determination of accruals, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.

In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange and other factors, some of which are highly uncertain, as described in the “Risk Factors” section. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.

Critical estimates

            Brookfield Renewable makes estimates and assumptions that affect the carrying value of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of income and other comprehensive income (“OCI”) for the year. Actual results could differ from these estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:

(i)         Property, plant and equipment

            The fair value of Brookfield Renewable’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices from renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates and discount rates, as described in Note 11 - Property, plant and equipment, at fair value in our audited consolidated financial statements. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 2(o)(iii) - Critical judgments in applying accounting policies – Property, plant and equipment in our audited consolidated financial statements for further details.

            Estimates of useful lives and residual values are used in determining depreciation. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.

(ii)        Financial instruments

            Brookfield Renewable makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, long-term average generation, capacity prices, discount rates and the timing of energy delivery. Non-financial instruments are valued using estimates of future electricity prices which are estimated by considering broker quotes for the years in which there is a liquid market and for the subsequent years Brookfield Renewable’s best estimate of electricity prices that would allow new entrants into the market. The fair

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

value of interest rate swaps is the estimated amount that another party would receive or pay to terminate the swap agreements at the reporting date, taking into account current market interest rates. This valuation technique approximates the net present value of future cash flows. See Note 8 - Risk Management and Financial Instruments in our audited consolidated financial statements for more details.

(iii)       Deferred income taxes

            The consolidated financial statements include estimates and assumptions for determining the future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated balance sheet dates. Operating plans and forecasts are used to estimate when the temporary difference will reverse.

Critical judgments in applying accounting policies

            The following are the critical judgments that have been made in applying the accounting policies used in the consolidated financial statements and that have the most significant effect on the amounts in the consolidated financial statements:

(i)         Preparation of consolidated financial statements

            These consolidated financial statements present the financial position, results of operations and cash flows of Brookfield Renewable. Judgment is required in determining what assets, liabilities and transactions are recognized in the consolidated financial statements as pertaining to Brookfield Renewable’s operations.

(ii)        Common control transactions

Common control business combinations specifically fall outside of scope of IFRS 3 and as such management has used its judgment to determine an appropriate policy to account for these transactions. Consideration was given to other relevant accounting guidance within the framework of principles in IFRS and that reflects the economic reality of the transactions, in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”). As a result, the consolidated financial statements account for assets and liabilities acquired at the previous carrying value on the predecessor’s financial statements. Differences between the consideration given and the assets and liabilities received are recorded directly to equity.

(iii)         Property, plant and equipment

            The accounting policy relating to Brookfield Renewable’s property, plant and equipment is described in Note 2 (f) - Property plant and equipment and revaluation method in our audited consolidated financial statements. In applying this policy, judgment is used in determining whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance. If an asset has been developed, judgment is required to identify the point at which the asset is capable of being used as intended and to identify the directly attributable costs to be included in the carrying value of the development asset. The useful lives of property, plant and equipment are determined by independent engineers periodically with an annual review by management.

Annually, Brookfield Renewable determines the fair value of its property, plant and equipment using a methodology that it has judged to be reasonable. The methodology is generally a 20 year discounted cash flow model. Twenty years is the period considered reasonable as Brookfield Renewable has 20 year capital plans and it believes a reasonable third party would be indifferent between extending the cash flows further in the model versus using a discounted terminal value.

The valuation model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. With respect to estimated future generation that does not incorporate long-term power purchase agreement pricing, the cash flow model uses estimates of future electricity prices using broker quotes from independent sources for the years in which there is a liquid market. The valuation of power generating assets not linked to long-term power purchase agreements also requires

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

the development of a long-term estimate of future electricity prices. In this regard the valuation model uses a discount to the all-in cost of construction with a reasonable return, to secure energy from new renewable on-shore wind development resources as the benchmark that will establish the market price for electricity for renewable resources.

Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the year 2020. This year is viewed as the point when generators in North America must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal fired plants and with the Environmental Protection Agency emission compliance deadlines. Brookfield Renewable has estimated a discount to these new-build wind prices to determine renewable electricity prices for hydroelectric facilities. In Brazil, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of hydroelectric and wind development.

            Discount rates are determined each year by considering the current interest rates, average market cost of capital as well as the price risk and the geographical location of the operational facilities as judged by management. Inflation rates are also determined by considering the current inflation rates and the expectations of future rates by economists.  Operating costs are based on long-term budgets escalated for inflation.  Each operational facility has a 20 year capital plan that it follows to ensure the maximum life of its assets is achieved.  Foreign exchange rates are forecasted by using the spot rates and the available forward rates, extrapolated beyond the period available. The inputs described above to the discounted cash flow model require management to consider facts, trends and plans in making its judgments as to what derives a reasonable fair value of its property, plant and equipment.

(iv)      Financial instruments

            The accounting policy relating to Brookfield Renewable’s financial instruments is described in Note 2 (i) — Financial instruments in our audited consolidated financial statements. In applying the policy, judgments are made in applying the criteria set out in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”), to record financial instruments at fair value through profit and loss, and the assessments of the effectiveness of hedging relationships.

(v)       Deferred income taxes

The accounting policy relating to Brookfield Renewable’s income taxes is described in Note 2 (k) — Income taxes in our audited consolidated financial statements. In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

Future changes in accounting policies

(i)         Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (“IFRS 9”) which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before 1 February 2015. Management is currently evaluating the impact of IFRS 9 on the consolidated financial statements.

(ii)         Amendments to IFRS 10 and IAS 28

The amendments to IFRS 10, Consolidated Financial Statements (“IFRS 10”) and IAS 28, Investments in Associates and Joint Ventures (2011) (“IAS 28”) address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if the assets are housed in a subsidiary. The amendments are effective for transactions occurring in annual periods beginning on or after 1 January 2016 with earlier application permitted. Management is currently evaluating the impact of the amendments to IFRS 10 and IAS 28 on the consolidated financial statements.

(iii)     Revenue recognition

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by IASB on May 28, 2014.  IFRS 15 outlines a single comprehensive model to account for revenue arising from contracts with customers and will replace the majority of existing IFRS requirements on revenue recognition including IAS 18, Revenue,  IAS 11, Construction Contracts and related interpretations. The core principle of the standard is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The standard has prescribed a five-step model to apply the principles. The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. IFRS 15 is effective for annual periods beginning on or after January 1, 2017. Management is currently evaluating the impact of IFRS 15 on the consolidated financial statements.

ADOPTION OF ACCOUNTING STANDARDS

IFRIC 21, Levies  was adopted and applied by Brookfield Renewable on January 1, 2014 and had no material impact on the consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Evaluation of Disclosure Controls and Procedures

            Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (Exchange Act)), as of the end of the period covered by this Annual Report. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2014, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that material information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. While disclosure controls and procedures and internal controls over financial reporting were adequate and effective we continue to implement certain measures to strengthen control processes and procedures.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2014, based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on evaluation under the Framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2014.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Report of Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2014  has been audited by Ernst & Young, Chartered Professional Accountants, Chartered Accountants, who have also audited our consolidated financial statements, as stated in their reports which are included herein.

Limitations on Effectiveness of Controls and Procedures

            In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Changes in Internal Control

            There was no change in our internal control over financial reporting during the year ended December 31, 2014, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

 OPERATIONAL REVIEW FOR THE THREE MONTHS ENDED DECEMBER 31, 2014

The following table reflects the actual and long-term average generation for the three months ended December 31:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2014	2013	2014	2013	2014	2013
Hydroelectric generation
United States	2,434	2,226	2,796	2,450	(362)	(224)	208
Canada	1,714	1,401	1,218	1,171	496	230	313
Brazil	795	923	900	923	(105)	-	(128)
	4,943	4,550	4,914	4,544	29	6	393
Wind energy
United States	230	175	274	274	(44)	(99)	55
Canada	311	328	343	343	(32)	(15)	(17)
Europe	299	-	235	-	64	-	299
	840	503	852	617	(12)	(114)	337
Other	56	215	4	219	52	(4)	(159)
Total(2)	5,839	5,268	5,770	5,380	69	(112)	571

(1)         For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(2)         Includes 100% of generation from equity-accounted investments.

Generation levels during the three months ended December 31, 2014 totaled 5,839 GWh, compared to the long-term average of 5,770 GWh, and an increase of 571 GWh as compared to the prior year.

The hydroelectric portfolio generated 4,943 GWh, consistent with the long-term average of 4,914 GWh and an increase of 393 GWh from the prior year. Generation from existing hydroelectric assets was 4,634 GWh compared to 4,550 GWh for the prior year.  The variance in year-over-year results from existing facilities reflects strong inflows at our Ontario facilities and improved hydrological conditions in New England and Louisiana, partly offset by lower inflows at our facilities in New York, Tennessee and North Carolina. In Brazil, our generation for the quarter was below assured levels due to the continued drought-like conditions; however, the impact was reduced by our participation in the hydrological balancing pool. Our recently acquired and commissioned facilities contributed 309 GWh.

The wind portfolio generated 840 GWh, compared to the long-term average of 852 GWh and an increase of 337 GWh as compared to the prior year. Generation from existing assets was higher compared to the prior year due to improved wind conditions across the United States portfolio, and the wind portfolio in Ireland contributed 299 GWh.

Our 110 MW natural gas-fired plant in Ontario had been operating on an uncontracted basis since April 2014. Since then, the facility has had nominal generation as a result of low power prices relative to gas market prices. The operations at this facility have temporarily been suspended but remain available to be restarted should economic conditions allow.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

SUMMARY OF HISTORICAL QUARTERLY RESULTS ON A CONSOLIDATED BASIS

The following is a summary of unaudited quarterly financial information for the last twelve consecutive quarters:

	2014				2013				2012
(MILLIONS, EXCEPT AS NOTED)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Generation (GWh) - LTA(1)(2)	5,770	5,065	6,691	5,770	5,380	4,960	6,171	5,325	4,606	4,049	4,998	4,549
Generation (GWh) - actual(1)(2)	5,839	4,383	6,615	5,711	5,268	5,154	6,265	5,535	4,053	2,971	4,101	4,817
Revenues	$408	$342	$474	$480	$393	$392	$484	$437	$317	$229	$337	$426
Adjusted EBITDA(3)	273	223	360	360	272	260	357	319	195	118	221	318
Funds From Operations(3)	116	61	198	185	137	108	187	162	74	11	87	175
Net income (loss)
Non-controlling interests
Preferred equity	9	10	10	9	10	10	10	7	6	4	3	3
Participating non-controlling
interests - in operating subsidiaries	(8)	(2)	21	40	(7)	8	24	16	(14)	(11)	(14)	(1)
General partnership interest in a
holding subsidiary held by Brookfield	-	-	-	1	-	-	-	1	(1)	-	-	-
Participating non-controlling interests - in a
holding subsidiary - Redeemable/Exchangeable
units held by Brookfield	14	(16)	20	37	10	5	22	30	(27)	(26)	4	14
Limited partners' equity	16	(17)	21	38	11	5	22	31	(28)	(26)	4	15
	31	(25)	72	125	24	28	78	85	(64)	(59)	(3)	31
Basic and diluted earnings (loss)
per LP Unit	0.11	(0.13)	0.15	0.29	0.08	0.04	0.17	0.23	(0.20)	(0.20)	0.03	0.11
Average LP Units outstanding (millions)	143.3	143.3	135.3	133.0	132.9	132.9	132.9	132.9	132.9	132.9	132.9	132.9
Distributions:
Preferred equity	9	10	10	9	10	10	10	7	6	3	4	3
General partnership interest in a
holding subsidiary held by Brookfield	1	2	1	2	1	1	1	1	1	1	1	1
Participating non-controlling interests - in a
holding subsidiary - Redeemable/Exchangeable
units held by Brookfield	50	50	51	50	47	47	47	47	45	45	45	44
Limited partners' equity	56	56	53	51	48	49	48	48	45	46	47	45

(1)            Includes 100% of generation from equity-accounted investments.

(2)            For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)            Non-IFRS measures. See "Cautionary Statement Regarding Use of Non-IFRS Measures", “Financial Review by Segments for the Year Ended December 31, 2014” and “Financial Review by Segments for the Year Ended December 31, 2013”.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

(a) Market risk

Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate because of changes in market prices.

Brookfield Renewable faces market risk from foreign currency assets and liabilities, the impact of changes in interest rates, and floating rate liabilities.  Market risk is managed by funding assets with financial liabilities in the same currency and with similar interest rate characteristics and holding financial contracts, such as interest rate swaps and foreign exchange contracts, to minimize residual exposures. Financial instruments held by Brookfield Renewable that are subject to market risk include borrowings and financial instruments, such as interest rate, currency and commodity contracts. The categories of financial instruments that can give rise to significant variability are described below:

(i) Electricity price risk

Electricity price risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate because of changes in commodity prices. Electricity price risk arises from the sale of Brookfield Renewable’s uncontracted generation. Brookfield Renewable aims to sell the majority of its electricity under long-term contracts to secure stable prices and mitigate its exposure to wholesale markets.

The table below summarizes the impact of changes in the market price of electricity as at December 31.  The impact is expressed in terms of the effect on net income and OCI.  The sensitivities are based on the assumption that the market price changes by five percent with all other variables held constant.

Impact of a 5% change in the market price of electricity, on outstanding energy derivative contracts, for the year ended December 31:

	Effect on net income			Effect on OCI
(MILLIONS)	2014	2013	2012	2014	2013	2012
5% increase	$-	$-	$1	$(9)	$1	$-
5% decrease	-	-	(1)	9	(1)	-

(ii) Foreign currency risk

Foreign currency risk is defined for these purposes as the risk that the fair value of a financial instrument held by Brookfield Renewable will fluctuate because of changes in foreign currency rates.

Brookfield Renewable has exposure to the Canadian dollar, Brazil real and Euro through its investments in foreign operations. Consequently, fluctuations in the U.S. dollar exchange rate against these currencies increase the volatility of net income and other comprehensive income. Brookfield Renewable holds foreign currency contracts primarily to mitigate this exposure.

The table below summarizes the impact of changes in the exchange rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the currency exchange rate changes by five percent with all other variables held constant.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

Impact of a 5% change in U.S. dollar exchange rates, on outstanding foreign exchange swaps, for the year ended December 31:

	Effect on net income			Effect on OCI
(MILLIONS)	2014	2013	2012	2014	2013	2012
5% increase	$12	$-	$-	$19	$-	$-
5% decrease	(12)	-	-	(19)	-	-

(ii) Interest rate risk

Interest rate risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate, because of changes in interest rates.

Brookfield Renewable’s assets largely consist of long duration physical assets. Brookfield Renewable’s financial liabilities consist primarily of long-term fixed rate debt or floating-rate debt that has been swapped to fixed rates with interest rate financial instruments. All non-derivative financial liabilities are recorded at their amortized cost. Brookfield Renewable also holds interest rate contracts to lock-in fixed rates on certain anticipated future debt issuances.

Brookfield Renewable will enter into interest rate swaps designed to minimize the exposure to interest rate fluctuations on its variable rate debt.  Fluctuations in interest rates could impact Brookfield Renewable’s cash flows, primarily with respect to the interest payable against Brookfield Renewable’s variable rate debt, which is limited to certain subsidiary borrowings with a total principal value of $2,552 million (2013: $1,515 million). Of this principal value, $1,237 million (2013: $806 million) has been hedged through the use of interest rate swaps. The fair values of the recognized liability for the interest rate swaps were calculated using a valuation model with observable interest rates.

The table below summarizes the impact of changes in the interest rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the interest rate changes by one percent with all other variables held constant.

Impact of a 1% change in interest rates, on outstanding interest rate swaps and variable rate debt, for the year ended December 31:

	Effect on net income			Effect on OCI
(MILLIONS)	2014	2013	2012	2014	2013	2012
1% increase	$(13)	$(7)	$(7)	$138	$96	$51
1% decrease	13	7	7	(138)	(96)	(51)

(b) Credit risk

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. Brookfield Renewable’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding energy contracts, interest rate swaps, forward foreign exchange contracts and physical electricity and gas transactions.

Brookfield Renewable minimizes credit risk with counterparties through the selection, monitoring and diversification of counterparties, and the use of standard trading contracts, and other credit risk mitigation techniques.  In addition, Brookfield Renewable’s power purchase agreements are reviewed regularly and are almost exclusively with customers having long standing credit histories or investment grade ratings, which limit the risk of non-collection. As at December 31, 2014, 99% (2013: 99%)  of Brookfield Renewable’s trade receivables of $91 million were current. See Note 7 - Trade receivables and other current assets in our audited consolidated financial statements for additional details regarding Brookfield Renewable’s trade receivables balance.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

The maximum credit exposure at December 31 was as follows:

(MILLIONS)	2014	2013
Cash and cash equivalents	$150	$203
Restricted cash(1)	313	244
Trade receivables and other short-term receivables	131	170
Financial instrument assets	66	17
Due from related parties	63	48
	$723	$682

(1)            Includes both the current and long-term amounts.

(c) Liquidity risk

Liquidity risk is the risk that we cannot meet a demand for cash or fund an obligation when due.  Liquidity risk is mitigated by cash and cash equivalent balances and its access to undrawn credit facilities. Details of the available portion of credit facilities are included in “Liquidity and Capital Resources”.  We also ensure that we have access to public capital markets and maintain a strong investment grade credit rating of BBB (high).

We are also subject to the risk associated with debt financing. This risk is mitigated by the long-term duration of debt instruments and the diversification in maturity dates over an extended period of time.

The sensitivity analysis discussed above reflects only the risks associated with instruments that we consider are market sensitive and the potential loss resulting from one or more selected hypothetical changes. Therefore, the discussion above is not intended to reflect fully the risk exposure that we may have.

risk factors

The following represents the most relevant risk factors relating to Brookfield Renewable’s business. This contains only certain risk factors and is not all-inclusive. For a description of other possible risks such as: force majeure, insurance limits, litigation, labor relations, risks associated with operating in Brazil,  greenfield development growth, sourcing and financing of acquisition opportunities, operational arrangements with partially owned investments, new markets in foreign countries, general role, relationship and operational issues with Brookfield Asset Management, general risks related to our limited partnership units, general taxation issues – domestic and foreign, and risks associated to being a newly formed partnership, please see the Form 20-F and other public disclosures which can be  accessed at EDGAR  and SEDAR.

Management believes that, since the end of 2013 there have been no changes in the business environment and risks that could affect Brookfield Renewable’s activities or results, other than risks related to the volatility of supply and demand in the energy markets.

Risks Related to Our Operations and the Renewable Power Industry

Changes to hydrology at our hydroelectric stations, wind conditions at our wind facilities or weather conditions generally at any biomass cogeneration facilities could materially adversely affect the volume of electricity generated.

The revenues generated by our facilities are proportional to the amount of electricity generated which in turn is dependent upon available water flows, wind conditions and weather conditions generally. Hydrology and wind conditions have natural variations from season to season and from year to year and may also change permanently because of climate change or other factors. A natural disaster could also impact water flows within the watersheds in which we operate. Water rights are also generally owned or controlled by governments that reserve the right to control water levels or may impose water-use requirements as a condition of license renewal. Wind energy is highly dependent on weather conditions and, in particular, on wind conditions. The profitability of a wind facility depends not only on observed

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

wind conditions at the site, which are inherently variable, but also on whether observed wind conditions are consistent with assumptions made during the project development phase. Weather conditions have historically caused volatility in the ethanol and sugar industries. We recently entered into an agreement to acquire biomass cogeneration facilities in Brazil with 175 MW of aggregate installed capacity. Because sugar and ethanol mills are the feedstock suppliers of these facilities, a decline in sugarcane supply caused by drought, frost or floods could limit the volume of energy these biomass cogeneration facilities are able to generate.  A sustained decline in water flow at our hydroelectric stations or in wind conditions at our wind facilities or a sustained period of adverse weather at our biomass cogeneration facilities could lead to a material adverse change in the volume of electricity generated, revenues and cash flow.

In Brazil, hydroelectric power generators have access to a hydrology balancing program (“MRE”), which, within the limitation referred to below, stabilizes hydrology by assuring that all participant plants in the MRE receive a reference amount of electricity, approximating long-term average irrespective of the actual volume of energy generated whether above or below long-term average and substantially all our assets are part of that pool. In cases of nationwide drought, when the pool as a whole is in shortfall relative to the long-term average, an asset can expect to share the nationwide shortfall pro-rata with the rest of the pool. In addition, specific rules provide the minimum percentages of the reference amount of electricity that must be actually generated each year for assuring participation in the MRE. The energy reference amount is assessed yearly according to the criteria of such regulation, and can be adjusted positively or negatively. If the MRE is terminated or changed or Brookfield Renewable’s reference amount is revised, Brookfield Renewable’s financial results would be exposed to variations in hydrology in Brazil.

Counterparties to our contracts may not fulfill their obligations and, as our contracts expire, we may not be able to replace them with agreements on similar terms.

If, for any reason, any of the purchasers of power under such power purchase agreements, including Brookfield Asset Management, are unable or unwilling to fulfill their contractual obligations under the relevant power purchase agreement or if they refuse to accept delivery of power pursuant to the relevant power purchase agreement, our assets, liabilities, business, financial condition, results of operations and cash flow could be materially and adversely affected as we may not be able to replace the agreement with an agreement on equivalent terms and conditions. External events, such as a severe economic downturn, could impair the ability of some counterparties to the power purchase agreements or some end use customers to pay for electricity received.

Certain portions of our hydroelectric portfolio will be subject to re-contracting in the future. We cannot provide any assurance that we will be able to re-negotiate these contracts once their terms expire, and even if we are able to do so, we cannot provide any assurance that we will be able to obtain the same prices or terms we currently receive. If we are unable to renegotiate these contracts, or unable to receive prices at least equal to the current prices we receive, our business, financial condition, results of operation and prospects could be adversely affected.

Conversely, a significant percentage of our sales will be made by facilities subject to indefinite term contracts with a subsidiary of Brookfield Asset Management (taking into account its rights of renewal) at fixed prices per MWh of our electricity sold. Accordingly, with respect to those facilities, our ability to realize improved revenues due to increases in market prices for renewable power may be limited.

A significant portion of the power we generate is sold under long-term power purchase agreements with Brookfield Asset Management, public utilities or industrial or commercial end-users, some of whom may not be rated by any rating agency. For example, approximately 45% of our 2015 contracted generation is with Brookfield entities which are not rated and whose obligations are not guaranteed by Brookfield Asset Management.

Increases in water rental costs (or similar fees) or changes to the regulation of water supply may impose additional obligations on Brookfield Renewable.

Water rights are generally owned or controlled by governments that reserve the right to control water levels or may impose water-use requirements as a condition of license renewal that differ from

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

those arrangements in place today. We are required to make rental payments and pay property taxes for water rights or pay similar fees for use of water once our hydroelectric projects are in commercial operation. Significant increases in water rental costs or similar fees in the future or changes in the way that governments regulate water supply could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

Supply and demand in the energy market, including the non-renewable energy market, is volatile and such volatility could have an adverse impact on electricity prices and a material adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.

A portion of Brookfield Renewable’s revenues are tied, either directly or indirectly, to the wholesale market price for electricity in the markets in which Brookfield Renewable operates. Wholesale market electricity prices are impacted by a number of factors including: the price of fuel (for example, natural gas) that is used to generate other sources of electricity; the management of generation and the amount of excess generating capacity relative to load in a particular market; the cost of controlling emissions of pollution, including potentially the cost of carbon; the structure of the market; and weather conditions that impact electrical load. More generally, there is uncertainty surrounding the trend in electricity demand growth, which is greatly influenced by macroeconomic conditions, by absolute and relative energy prices, and by developments in energy conservation and demand-side management.  Correspondingly, from a supply perspective, there are uncertainties associated with the timing of generating plant retirements – in part driven by environmental regulations – and with the scale, pace and structure of replacement capacity, again reflecting a complex interaction of economic and political pressures and environmental preferences. We expect that recent drops in oil prices – and by extension, lower natural gas prices – will increase volatility and lower prices in certain power markets, with a potentially adverse impact for any uncontracted generation. This volatility and uncertainty in the energy market, including the non-renewable energy market, could have a material adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.

Our operations are highly regulated and may be exposed to increased regulation which could result in additional costs to Brookfield Renewable.

Our generation assets are subject to extensive regulation by various government agencies and regulatory bodies in different countries at the federal, regional, state, provincial and local level. As legal requirements frequently change and are subject to interpretation and discretion, we may be unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. Any new law, rule or regulation could require additional expenditure to achieve or maintain compliance or could adversely impact our ability to generate and deliver energy. Also, operations that are not currently regulated may become subject to regulation which could result in additional cost to our business. Further, changes in wholesale market structures or rules, such as generation curtailment requirements or limitations to access the power grid, could have a material adverse effect on our ability to generate revenues from our facilities. For example, in North America, many of our assets are subject to the operating and market-setting rules determined by independent system operators, such as the ISO New England. These independent system operators could introduce rules in a way that adversely impact our operations.

There is a risk that our concessions and licenses will not be renewed.

We hold concessions and licenses and we have rights to operate our facilities which generally include rights to the land and water required for power generation. We expect that our rights and/or our licenses will be renewed by the applicable regulatory bodies in each country. However, if these regulatory bodies do not grant us renewal rights, or if they decide to renew our concessions and licenses, as the case may be, under conditions which would impose additional costs, or if additional restrictions such as setting a price ceiling for energy sales, our profitability and operational activity could be adversely impacted.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

The cost of operating our plants could increase for reasons beyond our control.

While we currently maintain a low and competitive cost position, there is a risk that increases in our cost structure that are beyond our control could materially adversely impact our financial performance. Examples of such costs include compliance with new conditions imposed during the relicensing process, municipal property taxes, water rental fees and the cost of procuring materials and services required for our maintenance activities.

We may fail to comply with the conditions in, or may not be able to maintain, our governmental permits.

Our generation assets and construction projects are required to comply with numerous supranational (in the case of the European Union), federal, regional, state, provincial and local statutory and regulatory standards and to maintain numerous licenses, permits and governmental approvals required for operation. Some of the licenses, permits and governmental approvals that have been issued to our operations contain conditions and restrictions, or may have limited terms. If we fail to satisfy the conditions or comply with the restrictions imposed by our licenses, permits and governmental approvals, or the restrictions imposed by any statutory or regulatory requirements, we may become subject to regulatory enforcement action and the operation of the assets could be adversely affected or be subject to fines, penalties or additional costs or revocation of regulatory approvals, permits or licenses. In addition, we may not be able to renew, maintain or obtain all necessary licenses, permits and governmental approvals required for the continued operation or further development of our projects, as a result of which the operation or development of our assets may be limited or suspended. Our failure to renew, maintain or obtain all necessary licenses, permits or governmental approvals may have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

We may experience equipment failure.

Our generation assets may not continue to perform as they have in the past and there is a risk of equipment failure due to wear and tear, latent defect, design error, operator error or early obsolescence, among other things, which could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. In particular, wind generation turbines are less commercially proven than hydroelectric assets and have shorter lifespans.

The occurrence of dam failures could result in a loss of generating capacity and repairing such failures could require us to expend significant amounts of capital and other resources.

The occurrence of dam failures at any of our hydroelectric generating stations or the occurrence of dam failures at other generating stations or dams operated by third parties whether upstream or downstream of our hydroelectric generating stations could result in a loss of generating capacity and repairing such failures could require us to expend significant amounts of capital and other resources. Such failures could result in damage to the environment or damages and harm to third parties or the public, which could expose us to significant liability.

We are subject to foreign currency risk which may adversely affect the performance of our operations.

A significant portion of our current operations are in countries where the U.S. dollar is not the functional currency. These operations pay distributions in currencies other than the U.S. dollar, which we must convert to U.S. dollars prior to making distributions. A significant depreciation in the value of such foreign currencies or measures which may be introduced by foreign governments to control inflation or deflation may have a material adverse effect on our business, financial condition, results of operations and cash flows.

The ability to deliver electricity to our various counterparties requires the availability of and access to interconnection facilities and transmission systems.

Our ability to sell electricity is impacted by the availability of and access to the various transmission systems to deliver power to its contractual delivery point and the arrangements and facilities for interconnecting the generation projects to the transmission systems. The absence of this availability and access, our inability to obtain reasonable terms and conditions for interconnection and transmission agreements, the operational failure of existing interconnection facilities or transmission facilities, the lack

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

of adequate capacity on such interconnection or transmission facilities, may have a material adverse effect on our ability to deliver electricity to our various counterparties or the requirement of counterparties to accept and pay for energy delivery, which could materially and adversely affect our assets, liabilities, business, financial condition, results of operations and cash flow.

Our operations are exposed to health, safety, security and environmental risks.

The ownership, construction and operation of our generation assets carry an inherent risk of liability related to public safety, health, safety, security and the environment, including the risk of government imposed orders to remedy unsafe conditions and/or to remediate or otherwise address environmental contamination or damage. We could also be exposed to potential penalties for contravention of health, safety, security and environmental laws and potential civil liability. In the ordinary course of business we incur capital and operating expenditures to comply with health, safety, security and environmental laws to obtain and comply with licenses, permits and other approvals and to assess and manage related risks. The costs to comply with these laws (and any future laws or amendments enacted) may increase over time and result in additional material expenditures. We may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety, security and environmental matters as a result of which our operations may be limited or suspended. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health, safety, security and environmental laws could have a material and adverse impact on operations and result in additional material expenditures. Additional environmental, health and safety issues relating to presently known or unknown matters may require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) that may be material and adverse to our business and results of operations.

We may suffer a significant loss resulting from fraud, bribery, corruption other illegal acts, inadequate or failed internal processes or systems, or from external events.

We may suffer a significant loss resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events, such as the occurrence of disasters or security threats affecting our ability to operate. We operate in different markets and rely on our employees and certain third parties to follow our policies and processes as well as applicable laws in their activities. Risk of illegal acts or failed systems is managed through our infrastructure, controls, systems and people, complemented by central groups focusing on enterprise-wide management of specific operational risks such as fraud, trading, outsourcing, and business disruption, as well as personnel and systems risks. Specific programs, policies, standards, methodologies and training have been developed to support the management of these risks. These risks can result in direct or indirect financial loss, reputational impact or regulatory censure.

We rely on computerized business systems.

Our business places significant reliance on information technology. In addition, our business also relies upon telecommunication services to remotely monitor and control our assets and interface with regulatory agencies, wholesale power markets and customers. The information and embedded systems of key business partners and regulatory agencies are also important to our operations. In light of this, we may be subject to cybersecurity risks or other breaches of information technology security. A breach of our cyber/data security measures or the failure or malfunction of any of our computerized business systems, associated backup or data storage systems for a significant time period could have a material adverse effect on our business operations, financial reporting, financial condition and results of operations.

There are general industry risks associated with operating in power markets in North America, Latin America and Europe.

We operate in power markets in North America, Latin America and Europe (currently Canada, the United States, Brazil, the Republic of Ireland and Northern Ireland), each of which is affected by competition, price, supply of and demand for power, the location of import/export transmission lines and overall political, economic and social conditions and policies. A general and extended decline in the North American, Latin American or European economies, or in the economies of the specific countries in which

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

we operate, or sustained conservation efforts to reduce electricity consumption, could have the effect of reducing demand for electric energy over time.

Advances in technology could impair or eliminate the competitive advantage of our projects.

There are other alternative technologies that can produce renewable power, such as fuel cells, microturbines and photovoltaic (solar) cells. These alternative technologies currently produce electricity at a higher average price than our generation facilities; however, research and development activities are ongoing to seek improvements in such alternative technologies and their cost of producing electricity is gradually declining. Additionally, research and developments activities are ongoing to seek improvements and reductions in carbon emissions from conventional fossil fuel generation. It is possible that advances will further reduce the cost of alternative methods of power generation. If this were to happen, the competitive advantage of our projects may be significantly impaired or eliminated and our assets, liabilities, business, financial condition, results of operations and cash flow could be materially and adversely affected as a result.

Risks Related to Financing

Our ability to finance our operations is subject to various risks relating to the state of the capital markets.

Brookfield Renewable and certain of its subsidiaries have corporate debt and many operating entities have limited recourse project level debt (the majority of which is non-recourse to Brookfield Renewable), that will need to be replaced from time to time. Brookfield Renewable’s financings may contain conditions that limit its ability to repay indebtedness prior to maturity without incurring penalties, which may limit its capital markets flexibility. Refinancing risk includes, among other factors, dependence on continued operating performance of Brookfield Renewable’s assets, future electricity market prices, future capital markets conditions, the level of future interest rates and investors’ assessment of Brookfield Renewable’s credit risk at such time. In addition, certain of our financings are, and future financings may be exposed to floating interest rate risks, and if interest rates increase, an increased proportion of our cash flow may be required to service indebtedness. Future acquisitions, development and construction of new facilities and other capital expenditures will be financed out of cash generated from our operations, borrowings and possible future sales of equity. Our ability to obtain financing to finance our growth is dependent on, among other factors, the overall state of the capital markets, continued operating performance of our assets, future electricity market prices, the level of future interest rates and investors’ assessment of our credit risk at such time, and investor appetite for investments in renewable energy and infrastructure assets in general and in Brookfield Renewable’s securities in particular. To the extent that external sources of capital become limited or unavailable or available on onerous terms, our ability to make necessary capital investments to construct new or maintain existing facilities will be impaired, and as a result, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We are subject to operating and financial restrictions through covenants in our loan, debt and security agreements.

Brookfield Renewable, BRELP and its subsidiaries are or will in the future be subject to operating and financial restrictions through covenants in our loan, debt and security agreements. These restrictions prohibit or limit our ability to, among other things, incur additional debt, provide guarantees for indebtedness, create liens, dispose of assets, liquidate, dissolve, amalgamate, consolidate or effect corporate or capital reorganizations, declare distributions, issue equity interests and create subsidiaries. A financial covenant in our corporate bonds and in our corporate bank credit facilities limits our overall indebtedness to a percentage of total capitalization, a restriction which may limit our ability to obtain additional financing, withstand downturns in our business and take advantage of business and development opportunities. If we breach our covenants, our credit facilities may be terminated or come due and such event may cause our credit rating to deteriorate and subject Brookfield Renewable and its subsidiaries to higher interest and financing costs. We may also be required to seek additional debt financing on terms that include more restrictive covenants, require repayment on an accelerated schedule or impose other obligations that limit our ability to grow our business, acquire needed assets or take other actions that we might otherwise consider appropriate or desirable.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

Changes in our credit ratings may have an adverse effect on our financial position and ability to raise capital.

The credit rating assigned to Brookfield Renewable or any of our subsidiaries’ debt securities may not remain in effect for any given period of time. A rating may be changed by the relevant rating agency. A lowering or withdrawal of such ratings may have an adverse effect on our financial position and ability to raise capital.

Risks Related to Our Growth Strategy

Government regulations providing incentives for renewable energy could change at any time.

            Development of renewable energy sources and the overall growth of the renewable energy industry are dependent on state or provincial, national, supranational and international policies in support of such development. In particular, Canada and the United States, two of our principal markets, and their respective provinces and states, have pursued for several years, and in many cases continue to pursue, policies of active support for renewable energy. In Brazil, SHPPs benefit from a special discount for the use of the transmission and distribution system which enables them to secure higher electricity prices in the market. Policies which incentivize the development of renewables include renewable energy purchase obligations imposed on local service entities, tax incentives, including investment tax credits, production tax credits and accelerated depreciation and direct subsidies. In the Republic of Ireland, the majority of our assets are underpinned by the REFIT program that ensures generators receive a minimum fixed annual electricity price, indexed by inflation annually over a contract term of 15 years. Our Northern Irish wind assets similarly earn sterling denominated revenues by receiving a minimum fixed price Renewable Obligation Certificate for twenty years, in addition to the market price.

The attractiveness of renewable energy to purchasers, as well as the economic return available to project sponsors, is often dependent on the cost of fossil fuels as well as the level of incentives available, and the availability of such incentives is uncertain. There is a risk that government regulations that provide incentives for renewable energy, or that have increased emission standards or other environmental regulation of traditional thermal coal-fired generation, could change at any time in a manner that adversely impacts the market for renewables generally. Any such change may impact the competitiveness of renewable energy generally and the economic value and ability to develop our projects in particular. In addition, some of these incentives are subject to sunset provisions which mean they will expire unless renewed. The budget difficulties facing many governments create greater challenges and uncertainty in getting incentives renewed. In addition, even if incentives are renewed prior to their expiration, uncertainty regarding renewal can create substantial risks and delays for developers of renewable power projects. As a result, we may face reduced ability to develop our project pipeline and realize our development growth objectives. We may also suffer material write-offs of development assets as a result.

We may be unable to identify sufficient investment opportunities and complete transactions as planned.

Our strategy for building LP Unitholder value is to seek to acquire or develop high-quality assets and businesses that generate sustainable and increasing cash flows, with the objective of achieving appropriate risk-adjusted returns on our invested capital over the long-term. However, there is no certainty that we will be able to find sufficient investment opportunities and complete transactions that meet our investment criteria. Our investment criteria consider, among other things, the financial, operating, governance and strategic merits of a proposed acquisition and, as such, there is no certainty that we will be able to acquire or develop additional high-quality assets at attractive prices to continue growing our business. Competition for assets is significant and competition from other well-capitalized investors or companies may significantly increase the purchase price or prevent us from completing an acquisition. Further, our growth initiatives are subject to a number of closing conditions, including, as applicable, third party consents, regulatory approvals (including competition authorities) and other third party approvals that are beyond our control and may not be satisfied. If all or some of our growth initiatives are unable to be completed on the terms agreed, we may need to delay certain acquisitions or terminate these acquisitions altogether.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

Future growth of our portfolio may subject us to additional risks and the expected benefits of our transactions may not materialize.

Our strategy is to continue to expand our business through acquisitions and developments. If we are not able to complete our growth initiatives as expected in whole or in part, we may not be able to identify alternative investments that are of a comparable quality to those contemplated in the growth initiatives, in a timely manner, or at all. In addition, if returns are lower than anticipated from new acquisitions or projects, we may not be able to achieve growth in our distributions in line with our stated goals and the market value of our LP Units may decline. Further, acquisitions involve risks that could materially and adversely affect our business, including risks related to the integration of the assets or businesses and integration or retention of personnel relating to the acquired assets or companies and the inability to achieve potential synergies. In addition, liabilities may exist that Brookfield Renewable does not discover in its due diligence prior to the consummation of an acquisition, or circumstances may exist with respect to the entities or assets acquired that could lead to future liabilities and, in each case, Brookfield Renewable may not be entitled to sufficient, or any, recourse against the vendors or contractual counterparties to an acquisition agreement. The discovery of any material liabilities subsequent to an acquisition, as well as the failure of a new acquisition to perform according to expectations, could have a material adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.

The development of our generating facilities is subject to various construction risks and risks associated with the various types of arrangements we enter into with communities and joint venture partners.

Our ability to develop an economically successful project is dependent on, among other things, our ability to construct a particular project on-time and on-budget. The construction and development of generating facilities is subject to various environmental, engineering and construction risks that could result in cost-overruns, delays and reduced performance. A number of factors that could cause such delays, cost over-runs or reduced performance include, but are not limited to, permitting delays, changing engineering and design requirements, the costs of construction, the performance and necessary experience of contractors, labor disruptions and inclement weather. In addition, we enter into various types of arrangements with communities and joint venture partners, including in some cases, Aboriginal peoples, for the development of projects. Certain of these communities and partners may have or may develop interests or objectives which are different from or even in conflict with our objectives. Any such differences could have a negative impact on the success of our projects.

Risks Related to Our Relationship with Brookfield Asset Management

Brookfield will exercise substantial influence over Brookfield Renewable and we are highly dependent on the Service Provider.

            Brookfield Asset Management is the sole shareholder of the managing general partner of Brookfield Renewable. As a result of its ownership of the managing general partner, Brookfield Asset Management will be able to control the appointment and removal of the managing general partner’s directors and, accordingly, exercise substantial influence over Brookfield Renewable. In addition, Brookfield Renewable holds its interest in its operating entities indirectly and will hold any future acquisitions indirectly through BRELP, the general partner of which is indirectly owned by Brookfield Asset Management. As Brookfield Renewable’s only substantial asset is the limited partnership interests that it holds in BRELP, except future rights under the Voting Agreement, Brookfield Renewable will not have a right to participate directly in the management or activities of BRELP or its holding entities, including with respect to the making of decisions (although it will have the right to remove and replace the general partner of BRELP).

            Brookfield Renewable and BRELP depend on the management and administration services provided by or under the direction of the Service Provider under the Master Services Agreement. Brookfield Asset Management personnel and support staff that provide services to us under the Master Services Agreement are not required to have as their primary responsibility the management and administration of Brookfield Renewable or BRELP or to act exclusively for either of us and the Master Services Agreement does not require any specific individuals to be provided by Brookfield Asset

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

Management. Any failure to effectively manage our current operations or to implement our strategy could have a material adverse effect on our business, financial condition and results of operations. The Master Services Agreement continues in perpetuity, until terminated in accordance with its terms.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

ADDITIONAL INFORMATION

Additional information, including our Form 20-F filed with the SEC and securities regulators in Canada, are available on our website at www.brookfieldrenewable.com, on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedar.com.

Subsequent eventS

In February 2015, we completed the acquisition of two advanced hydroelectric development projects totaling 47 MW in Brazil. Once fully commissioned, the projects are expected to generate 280 GWh annually. The acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 40% interest.

In February 2015, we entered into an agreement to acquire two wind facilities in Portugal with an aggregate capacity of 123 MW. The portfolio is expected to generate 260 GWh annually. The acquisition is being pursued with institutional partners, and Brookfield Renewable will retain an approximate 40% interest. The transaction is expected to close in 2015, subject to regulatory approvals and closing conditions.

In February 2015, construction on two Irish wind facilities totaling 125 MW was completed, and the facilities were fully commissioned. The facilities are expected to generate 349 GWh annually.

In February 2015, we up-financed indebtedness associated with a 45 MW hydroelectric facility in British Columbia by issuing C$90 million ($71 million) of bonds with an interest rate of 2.95%, maturing in May 2023.

In February 2015, we secured a 12 month extension on $75 million of holding company-level debt associated with a portfolio of hydroelectric and wind facilities in the United States held through the Brookfield Americas Infrastructure Fund. The debt bears interest at LIBOR plus 2.75%, and matures in February 2016.

In February 2015, we announced an increase in LP Unitholder distributions to $1.66 per LP Unit on an annualized basis, an increase of 11 cents per LP Unit, to take effect with the first quarter distribution payable in March 2015.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

FINANCIAL REVIEW BY SEGMENTS FOR THE YEAR ENDED DECEMBER 31, 2014

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides a reconciliation to net income and cash flows from operating activities for the year ended December 31:

			Co-generation
(MILLIONS)	Hydroelectric	Wind	and Other	2014	2013
Revenues	$1,378	$297	$29	$1,704	$1,706
Other income	10	-	-	10	11
Share of cash earnings from equity-accounted
investments	26	-	-	26	21
Direct operating costs	(368)	(70)	(86)	(524)	(530)
Adjusted EBITDA(1)	1,046	227	(57)	1,216	1,208
Fixed earnings adjustment(2)	-	11	-	11	-
Interest expense - borrowings	(242)	(86)	(87)	(415)	(410)
Management service costs	-	-	(51)	(51)	(41)
Current income taxes	(18)	-	-	(18)	(19)
Less: cash portion of non-controlling interests
Preferred equity	-	-	(38)	(38)	(37)
Participating non-controlling interests - in
operating subsidiaries	(98)	(47)	-	(145)	(107)
Funds From Operations(1)	$688	$105	$(233)	$560	$594
Less: adjusted sustaining capital expenditures(3)				(58)	(56)
Adjusted Funds From Operations(1)				502	538
Add: adjusted sustaining capital expenditures				58	56
Add: cash portion of non-controlling interests				183	144
Less: fixed earnings adjustment				(11)	-
Other items:
Depreciation and amortization				(548)	(535)
Unrealized financial instruments gain				10	37
Share of non-cash loss from equity-
accounted investments				(23)	(12)
Deferred income tax recovery				29	18
Other				3	(31)
Net income				$203	$215
Adjustments for non-cash items				497	514
Dividends received from equity accounted
investments				30	16
Changes in due to or from related parties				(10)	(11)
Net change in working capital balances				(20)	1
Cash flows from operating activities				$700	$735

(1)       Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(2)       The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net Funds From Operations contribution was recorded as part of the purchase price.

(3)       Based on long-term sustaining capital expenditure plans.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

FINANCIAL REVIEW BY SEGMENTS FOR THE YEAR ENDED DECEMBER 31, 2013

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides a reconciliation to net income (loss) and cash flows from operating activities for the year ended December 31:

			Co-generation
(MILLIONS)	Hydroelectric	Wind	and Other	2013	2012
Revenues	$1,377	$258	$71	$1,706	$1,309
Other income	11	-	-	11	16
Share of cash earnings from equity-accounted
investments	21	-	-	21	13
Direct operating costs	(364)	(60)	(106)	(530)	(486)
Adjusted EBITDA(1)	1,045	198	(35)	1,208	852
Interest expense - borrowings	(235)	(82)	(93)	(410)	(411)
Management service costs	-	-	(41)	(41)	(36)
Current income taxes	(20)	-	1	(19)	(14)
Less: cash portion of non-controlling interests
Preferred equity	-	-	(37)	(37)	(16)
Participating non-controlling interests - in
operating subsidiaries	(81)	(26)	-	(107)	(28)
Funds From Operations(1)	$709	$90	$(205)	$594	$347
Less: adjusted sustaining capital expenditures(2)				(56)	(52)
Adjusted Funds From Operations(1)				538	295
Add: adjusted sustaining capital expenditures				56	52
Add: cash portion of non-controlling interests				144	44
Other items:
Depreciation and amortization(3)				(535)	(483)
Unrealized financial instruments gain (loss)				37	(23)
Share of non-cash loss from equity-
accounted investments				(12)	(18)
Deferred income tax recovery				18	54
Other				(31)	(16)
Net income (loss)				$215	$(95)
Adjustments for non-cash items				514	503
Dividends received from equity accounted
investments				16	12
Changes in due to or from related parties				(11)	15
Net change in working capital balances				1	(22)
Cash flows from operating activities				$735	$413

(1)       Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(2)       Based on long-term sustaining capital expenditure plans.

(3)       See Note 2(f) - Change in accounting estimates in our audited consolidated financial statements concerning changes in estimates related to depreciation expense.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

cautionary statement regarding forward-looking statements

This Annual Report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Annual Report include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, future energy prices and demand for electricity, economic recovery, achievement of long-term average generation, project development and capital expenditure costs, diversification of shareholder base,  energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. Forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Annual Report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: our limited operating history; the fact that we are not subject to the same disclosure requirements as a U.S. domestic issuer; risks commonly associated with a separation of economic interest from control or the incurrence of debt at multiple levels within our organizational structure; the risk that we may be deemed an “investment company” under the Investment Company Act; the risk that the effectiveness of our internal controls over financial reporting could have a material effect on our business; changes to hydrology at our hydroelectric stations, to wind conditions at our wind facilities or to weather generally at any biomass cogeneration facilities; the risk that counterparties to our contracts do not fulfill their obligations, and as our contracts expire, we may not be able to replace them with agreements on similar terms; increases in water rental costs (or similar fees) or changes to the regulation of water supply; volatility in supply and demand in the energy market; risks relating to the increasing amount of uncontracted generation in our portfolio; exposure to additional costs as a result of our operations being highly regulated and exposed to increased regulation; the risk that our concessions and licenses will not be renewed; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failure; dam failures and the costs of repairing such failures; exposure to force majeure events; exposure to uninsurable losses; adverse changes in currency exchange rates; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; disputes, governmental and regulatory investigations and litigation; local communities affecting our operations; losses resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events; risks relating to our reliance on computerized business systems; general industry risks relating to operating in the North American, Latin American and European power market sectors; advances in technology that impair or eliminate the competitive advantage of our projects; newly developed technologies in which we invest not performing as anticipated; labour disruptions and economically unfavourable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; the operating and financial restrictions imposed on us by our loan, debt and security agreements; changes in our credit ratings; changes to government

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

regulations that provide incentives for renewable energy; our inability to identify sufficient investment opportunities and complete transactions; risks related to the growth of our portfolio and our inability to realize the expected benefits of our transactions, including transactions that have been announced by not yet closed; our inability to develop existing sites or find new sites suitable for the development of greenfield projects; risks associated with the development of our generating facilities and the various types of arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies; our lack of control over our operations conducted through joint ventures, partnerships and consortium arrangements; our ability to issue equity or debt for future acquisitions and developments will be dependent on capital markets; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; and the departure of some or all of Brookfield’s key professionals.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this Annual Report and should not be relied upon as representing our views as of any date subsequent to February 27, 2015, the date of this Annual Report. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.

cautionary statement regarding use of non-ifrs measures

This Annual Report contains references to Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations used by other entities. We believe that Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. Neither Adjusted EBITDA, Funds From Operations nor Adjusted Funds From Operations should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

A reconciliation of Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations to net income (loss) and cash flows from operating activities is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income (loss) in Note 24 - Segmented information in our audited consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

MANAGEMENT’S RESPONSIBILITY

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements have been prepared by the Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) management which is responsible for their integrity, consistency, objectivity and reliability. To fulfill this responsibility, Brookfield Renewable maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate to provide a high degree of assurance that relevant and reliable financial information is produced and assets are safeguarded. These controls include the careful selection and training of employees, the establishment of well-defined areas of responsibility and accountability for performance, and the communication of policies and code of conduct throughout the company.

These consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect estimates based on management’s judgment.

Ernst & Young LLP, the Independent Registered Chartered Accountants appointed by the directors of the general partner of Brookfield Renewable, have audited the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the partners their opinion on the consolidated financial statements. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

The consolidated financial statements have been further reviewed and approved by the Board of Directors of the general partner of Brookfield Renewable acting through its Audit Committee, which is comprised of directors who are not officers or employees of Brookfield Renewable. The Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors, oversees management’s responsibilities for the financial reporting and internal control systems. The auditors have full and direct access to the Audit Committee and meet periodically with the committee both with and without management present to discuss their audit and related findings.

Richard Legault                                                                                                Nicholas Goodman

Chief Executive Officer                                                                                       Chief Financial Officer

February 27, 2015

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of Brookfield Renewable Energy Partners L.P.

We have audited the accompanying consolidated financial statements of Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”), which comprise the  consolidated balance sheets as at December 31, 2014 and 2013, and the related consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2014, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Brookfield Renewable Energy Partners L.P. as at December 31, 2014 and 2013 and its financial performance and their cash flows for each of the years in the three-year period ended December 31, 2014, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Brookfield Renewable’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 27, 2015 expressed an unqualified opinion on Brookfield Renewable’s internal control over financial reporting.

Toronto, Canada

February 27, 2015

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

INTERNAL CONTROL OVER FINANCIAL REPORTING

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Brookfield Renewable Energy Partners, L.P. (“Brookfield Renewable”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board as defined in Regulation 240.13a–15(f) or 240.15d–15(f).

Management assessed the effectiveness of Brookfield Renewable’s internal control over financial reporting as of December 31, 2014, based on the criteria set forth in Internal Control – Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2014, Brookfield Renewable’s internal control over financial reporting is effective. Management excluded from its design and assessment of internal control over financial reporting the internal controls of the Maine Hydroelectric Generation Portfolio, Pennsylvania Hydroelectric Generation Facility and Ireland Wind Portfolio, whose total assets, net assets, total revenues and net income on a combined basis constitute approximately 12%, 10%, 6% and 1%, respectively, of the consolidated financial statement amounts as of and for the year ended December 31, 2014.

Brookfield Renewable’s internal control over financial reporting as of December 31, 2014, has been audited by Ernst & Young LLP, the Independent Registered Public Accounting Firm, who also audited Brookfield Renewable’s consolidated financial statements for the year ended December 31, 2014. As stated in the Report of Independent Registered Public Accounting Firm, Ernst & Young LLP expressed an unqualified opinion on the effectiveness of Brookfield Renewable’s internal control over financial reporting as of December 31, 2014.

Richard Legault                                                                                                Nicholas Goodman

Chief Executive Officer                                                                                       Chief Financial Officer

February 27, 2015

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of Brookfield Renewable Energy Partners L.P.

We have audited Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”)’s internal control over financial reporting as at December 31, 2014, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Brookfield Renewable’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Brookfield Renewable’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of  the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the Maine Hydroelectric Generation Portfolio, Pennsylvania Hydroelectric Generation Facility and Ireland Wind Portfolio, which are included in the 2014 consolidated financial statements of Brookfield Renewable and constituted approximately 12% and 10% of total and net assets, respectively, as of December 31, 2014 and 6% and 1% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Brookfield also did not include an evaluation of the internal control over financial reporting of the Maine Hydroelectric Generation Portfolio, Pennsylvania Hydroelectric Generation Facility and Ireland Wind Portfolio.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

In our opinion, Brookfield Renewable maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the 2014 consolidated financial statements of Brookfield Renewable and our report  dated February 27, 2015 expressed an unqualified  opinion on those financial statements.

Toronto, Canada

February 27, 2015

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31
(MILLIONS)	Notes	2014	2013
Assets
Current assets
Cash and cash equivalents	5	$150	$203
Restricted cash	6	232	169
Trade receivables and other current assets	7	201	204
Financial instrument assets	8	48	2
Due from related parties	9	63	48
		694	626
Financial instrument assets	8	18	15
Equity-accounted investments	10	273	290
Property, plant and equipment, at fair value	11	18,566	15,741
Deferred income tax assets	15	142	117
Other long-term assets	12	156	210
		$19,849	$16,999
Liabilities
Current liabilities
Accounts payable and accrued liabilities	13	$253	$229
Financial instrument liabilities	8	99	64
Due to related parties	9	79	110
Current portion of long-term debt	14	256	517
		687	920
Financial instrument liabilities	8	75	9
Long-term debt and credit facilities	14	7,422	6,106
Deferred income tax liabilities	15	2,637	2,265
Other long-term liabilities	16	147	163
		10,968	9,463
Equity
Non-controlling interests
Preferred equity	18	728	796
Participating non-controlling interests - in operating
subsidiaries	18	2,062	1,303
General partnership interest in a holding subsidiary
held by Brookfield	18	59	54
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	18	2,865	2,657
Limited partners' equity	19	3,167	2,726
		8,881	7,536
		$19,849	$16,999

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of Brookfield Renewable Energy Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

FOR THE YEAR ENDED DECEMBER 31	Notes	2014	2013	2012
(MILLIONS, EXCEPT AS NOTED)
Revenues	9	$1,704	$1,706	$1,309
Other income		10	11	16
Direct operating costs	21	(524)	(530)	(486)
Management service costs	9	(51)	(41)	(36)
Interest expense – borrowings	14	(415)	(410)	(411)
Share of earnings from equity-accounted investments	10	3	9	(5)
Unrealized financial instruments gain (loss)	8	10	37	(23)
Depreciation	11	(548)	(535)	(483)
Other	11	3	(31)	(16)
Income (loss) before income taxes		192	216	(135)
Income tax recovery (expense)
Current	15	(18)	(19)	(14)
Deferred	15	29	18	54
		11	(1)	40
Net income (loss)		$203	$215	$(95)
Net income (loss) attributable to:
Non-controlling interests
Preferred equity	18	$38	$37	$16
Participating non-controlling interests - in
operating subsidiaries	18	51	41	(40)
General partnership interest in a holding
subsidiary held by Brookfield	18	1	1	(1)
Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	18	55	67	(35)
Limited partners' equity	19	58	69	(35)
		$203	$215	$(95)
Basic and diluted earnings (loss) per LP Unit		$0.42	$0.52	$(0.26)

The accompanying notes are an integral part of these consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEAR ENDED DECEMBER 31	Notes	2014	2013	2012
(MILLIONS)
Net income (loss)		$203	$215	$(95)
Other comprehensive income (loss) that will not be
reclassified to net income (loss)
Revaluations of property, plant and equipment	10,11	1,700	(211)	784
Actuarial (losses) gains on defined benefit plans	20	(8)	12	(8)
Deferred income taxes on above items	15	(369)	104	(224)
Total items that will not be reclassified to net income (loss)		1,323	(95)	552
Other comprehensive income (loss) that may be reclassified to net income (loss)
Financial instruments designated as cash-flow hedges
(Losses) gains arising during the year	8	(60)	60	37
Reclassification adjustments for amounts recognized in
net income (loss)	8	-	(1)	(16)
Foreign currency translation		(398)	(501)	(145)
Deferred income taxes on above items	15	3	(11)	(1)
Total items that may be reclassified subsequently to net income (loss)		(455)	(453)	(125)
Other comprehensive income (loss)		868	(548)	427
Comprehensive income (loss)		$1,071	$(333)	$332
Comprehensive income (loss) attributable to:
Non-controlling interests
Preferred equity	18	$(31)	$(16)	$23
Participating non-controlling interests - in operating subsidiaries	18	310	140	(26)
General partnership interest in a holding subsidiary held by
Brookfield	18	8	(5)	3
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	18	379	(224)	163
Limited partners' equity	19	405	(228)	169
		$1,071	$(333)	$332

The accompanying notes are an integral part of these consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income								Participating
									General	non-controlling
									partnership	interests - in a
				Actuarial				Participating	interest in	holding subsidiary
				losses on		Total		non-controlling	a holding	- Redeemable
FOR THE YEAR ENDED DECEMBER 31	Limited	Foreign		defined		limited		interests - in	subsidiary	/Exchangeable
	partners'	currency	Revaluation	benefit	Cash flow	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	equity	equity	subsidiaries	Brookfield	Brookfield	equity

Balance, as at December 31, 2011	$(9)	$194	$3,015	$(8)	$(31)	$3,161	$241	$629	$64	$3,089	$7,184
Net income	(35)	-	-	-	-	(35)	16	(40)	(1)	(35)	(95)
Other comprehensive (loss) income	-	(69)	270	(3)	6	204	7	14	4	198	427
Preferred shares issued	-	-	-	-	-	-	252	-	-	-	252
Capital contributions (Note 18)	-	-	-	-	-	-	-	455	-	-	455
Distributions or dividends declared	(183)	-	-	-	-	(183)	(16)	(24)	(4)	(179)	(406)
Other	-	-	-	-	-	-	-	(6)	-	(3)	(9)
Change in period	(218)	(69)	270	(3)	6	(14)	259	399	(1)	(19)	624
Balance, as at December 31, 2012	$(227)	$125	$3,285	$(11)	$(25)	$3,147	$500	$1,028	$63	$3,070	$7,808

The accompanying notes are an integral part of these consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income								Participating
									General	non-controlling
				Actuarial					partnership	interests - in a
				(losses)				Participating	interest in	holding subsidiary
				gains on		Total		non-controlling	a holding	- Redeemable
FOR THE YEAR ENDED DECEMBER 31	Limited	Foreign		defined		limited		interests - in	subsidiary	/Exchangeable
	partners'	currency	Revaluation	benefit	Cash flow	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at December 31, 2012	$(227)	$125	$3,285	$(11)	$(25)	$3,147	$500	$1,028	$63	$3,070	$7,808
Net income	69	-	-	-	-	69	37	41	1	67	215
Other comprehensive (loss) income	-	(208)	(111)	4	18	(297)	(53)	99	(6)	(291)	(548)
Preferred shares issued	-	-	-	-	-	-	349	-	-	-	349
Capital contributions (Note 18)	-	-	-	-	-	-	-	265	-	-	265
Distributions or dividends declared	(193)	-	-	-	-	(193)	(37)	(122)	(4)	(188)	(544)
Distribution reinvestment plan	2	-	-	-	-	2	-	-	-	-	2
Other	12	-	(14)	-	-	(2)	-	(8)	-	(1)	(11)
Change in period	(110)	(208)	(125)	4	18	(421)	296	275	(9)	(413)	(272)
Balance, as at December 31, 2013	$(337)	$(83)	$3,160	$(7)	$(7)	$2,726	$796	$1,303	$54	$2,657	$7,536

Balance, as at December 31, 2013	$(337)	$(83)	$3,160	$(7)	$(7)	$2,726	$796	$1,303	$54	$2,657	$7,536
Net income	58	-	-	-	-	58	38	51	1	55	203
Other comprehensive income (loss)	-	(158)	527	(2)	(20)	347	(69)	259	7	324	868
Issuance of LP Units (Note 18)
Net proceeds	285	-	-	-	-	285	-	-	-	-	285
Adjustment	(38)	-	-	-	-	(38)	-	-	1	37	-
Capital contributions (Note 18)	-	-	-	-	-	-	-	610	-	-	610
Distributions or dividends declared	(216)	-	-	-	-	(216)	(38)	(149)	(6)	(201)	(610)
Distribution reinvestment plan	3	-	-	-	-	3	-	-	-	-	3
Other	4	-	(2)	-	-	2	1	(12)	2	(7)	(14)
Change in period	96	(158)	525	(2)	(20)	441	(68)	759	5	208	1,345
Balance, as at December 31, 2014	$(241)	$(241)	$3,685	$(9)	$(27)	$3,167	$728	$2,062	$59	$2,865	$8,881

The accompanying notes are an integral part of these consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31	Notes	2014	2013	2012
(MILLIONS)
Operating activities
Net income (loss)		$203	$215	$(95)
Adjustments for the following non-cash items:
Depreciation	11	548	535	483
Unrealized financial instrument (gain) loss	8	(10)	(37)	23
Share of earnings from equity accounted investments	10	(3)	(9)	5
Deferred income tax recovery	15	(29)	(18)	(54)
Other non-cash items		(9)	43	46
Dividends received from equity-accounted investments	10	30	16	12
Changes in due to or from related parties		(10)	(11)	15
Net change in working capital balances	22	(20)	1	(22)
		700	735	413
Financing activities
Long-term debt - borrowings	14	2,118	1,353	1,193
Long-term debt - repayments	14	(1,046)	(1,683)	(1,140)
Capital contributions from participating non-controlling interests -
in operating subsidiaries	18	610	265	434
Issuance of preferred shares	18	-	337	248
Issuance of LP Units	18	285	-	-
Distributions paid:
To participating non-controlling interests - in operating
subsidiaries and preferred equity	18	(188)	(157)	(38)
To unitholders of Brookfield Renewable or BRELP	19	(480)	(378)	(362)
		1,299	(263)	335
Investing activities
Acquisitions	4	(1,838)	(241)	(775)
Investment in:
Sustaining capital expenditures	11	(108)	(79)	(55)
Development and construction of renewable power
generating assets	11	(78)	(147)	(307)
Investment tax credits related to renewable power generating assets	11	23	-	209
Due to or from related parties		-	-	157
Investment in securities		(25)	-	(28)
Restricted cash and other		(11)	70	(29)
		(2,037)	(397)	(828)
Foreign exchange loss on cash		(15)	(9)	(8)
Cash and cash equivalents
(Decrease) increase		(53)	66	(88)
Balance, beginning of year		203	137	225
Balance, end of year		$150	$203	$137
Supplemental cash flow information:
Interest paid		$406	$388	$380
Interest received		10	11	16
Income taxes paid		33	29	10

The accompanying notes are an integral part of these consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

brookfield renewable energy partners l.p.

notes to the consolidated financial statements

1.  organization and description of the business

The business activities of Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities in the United States, Canada, Brazil and Europe.

Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011.

The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.

The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as Brookfield in these financial statements.

Brookfield Renewable’s non-voting limited partnership units (“LP Units”) are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange.

2.  BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  The accounting policies used in the consolidated financial statements are based on the IFRS applicable as at December 31, 2014, and encompasses individual IFRS, International Accounting Standards (“IAS”), and interpretations made by the International Financial Reporting Interpretations Committee (“IFRIC”) and the Standing Interpretations Committee (“SIC”). The policies set out below are consistently applied to all periods presented, unless otherwise noted.

These consolidated financial statements have been authorized for issuance by the Board of Directors of its general partner, BRPL, on February 27, 2015.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

All figures are presented in millions of United States (“U.S.”) dollars unless otherwise noted.

(b) Basis of preparation

The consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value.  Cost is recorded based on the fair value of the consideration given in exchange for assets.

(i)         Consolidation

These consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the consolidated balance sheets.

Brookfield Renewable has entered into a voting agreement with Brookfield, which provides Brookfield Renewable with control of the general partner of Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary.  Accordingly, Brookfield Renewable consolidates the accounts of BRELP and its subsidiaries. In addition, BRELP issued redeemable-exchangeable partnership units to Brookfield (“Redeemable/Exchangeable partnership units”), pursuant to which the holder may at its request require BRELP to redeem the Redeemable/Exchangeable partnership units for cash consideration. This right is subject to Brookfield Renewable’s right of first refusal which entitles it, at its sole discretion, to elect to acquire all of the Redeemable/Exchangeable partnership units so presented to BRELP that are tendered for redemption in exchange for LP Units.  As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified as equity of Brookfield Renewable (“Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield”).

Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain U.S., Brazil and Europe renewable power generating operations. These voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities. Refer to Note 9 - Related party transactions for further information.

The voting agreements do not represent business combinations in accordance with IFRS 3, Business Combinations (“IFRS 3”), as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 2(o)(ii) - Critical judgments in applying accounting policies - Common control transactions for Brookfield Renewable’s policy on accounting for transactions under common control.

(ii)        Equity-accounted investments and joint ventures

Equity-accounted investments are entities over which Brookfield Renewable has significant influence or joint arrangements representing joint ventures. Significant influence is the ability to participate in the financial and operating policy decisions of the investee, but it has no control or joint control over those investees. Such investments are accounted for using the equity method.

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. Brookfield Renewable accounts for its interests in joint ventures using the equity method.

Under the equity method, the carrying value of an interest in an investee is initially recognized at cost and adjusted for Brookfield Renewable’s share of net income, other comprehensive income (“OCI”), distributions by the equity-accounted investment and other adjustments to Brookfield Renewable’s proportionate interest in the investee.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

(c) Foreign currency translation

All figures reported in the consolidated financial statements and tabular disclosures to the consolidated financial statements are reflected in millions of U.S. dollars, which is the functional currency of Brookfield Renewable. Each of the foreign operations included in these consolidated financial statements determines its own functional currency, and items included in the financial statements of each subsidiary are measured using that functional currency.

Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at the rate of exchange prevailing at the dates of the transactions during the period. Gains or losses on translation of foreign subsidiaries are included in OCI. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these operations are reported in the same manner.

In preparing the consolidated financial statements of Brookfield Renewable, foreign currency denominated monetary assets and liabilities are translated into the functional currency using the closing rate at the applicable consolidated balance sheet dates. Non-monetary assets and liabilities, denominated in a foreign currency and measured at fair value, are translated at the rate of exchange prevailing at the date when the fair value was determined and non-monetary assets measured at historical cost are translated at the historical rate. Revenues and expenses are measured in the functional currency at the rates of exchange prevailing at the dates of the transactions with gains or losses included in income.

(d) Cash and cash equivalents

Cash and cash equivalents include cash, term deposits and money market instruments with original maturities of less than 90 days.

(e) Restricted cash

Restricted cash includes cash and cash equivalents, where the availability of funds is restricted by credit agreements.

(f) Property, plant and equipment and revaluation method

Power generating assets are classified as property, plant and equipment and are accounted for using the revaluation method under IAS 16, Property, Plant and Equipment (“IAS 16”). Property, plant and equipment are initially measured at cost and subsequently carried at their revalued amount, being the fair value at the date of the revaluation, less any subsequent accumulated depreciation and any subsequent accumulated impairment losses.

Brookfield Renewable generally determines the fair value of its property, plant and equipment by using a 20-year discounted cash flow model. This model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. The model also includes estimates of future electricity prices, anticipated long-term average generation, estimated operating and capital expenditures, and assumptions about future inflation rates and discount rates by geographical location. Construction work-in-progress (“CWIP”) is revalued when sufficient information exists to determine fair value using the discounted cash flow method. Revaluations are made on an annual basis as at December 31 to ensure that the carrying amount does not differ significantly from fair value. For power generating assets acquired through business combinations during the year, Brookfield Renewable initially measures the assets at fair value consistent with the policy described in Note 2(l) – Business combinations.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

Accordingly, in the year of acquisition, power generating assets are not revalued at year-end unless there is an indication that assets are impaired.

Where the carrying amount of an asset increased as a result of a revaluation, the increase is recognized in income to the extent the increase reverses a previously recognized decrease recorded through income, with the remainder of the increase recognized in OCI and accumulated in equity under revaluation surplus and non-controlling interest. Where the carrying amount of an asset decreased, the decrease is recognized in OCI to the extent that a balance exists in revaluation surplus with respect to the asset, with the remainder of the decrease recognized in income.

Depreciation on power generating assets is calculated on a straight-line basis over the estimated service lives of the assets, which are as follows:

Estimated service lives
Dams	Up to 115 years
Penstocks	Up to 60 years
Powerhouses	Up to 115 years
Hydroelectric generating units	Up to 115 years
Wind generating units	Up to 22 years
Gas-fired co-generating units	Up to 40 years
Other assets	Up to 60 years

Costs are allocated to significant components of property, plant and equipment.  When items of property, plant and equipment have different useful lives, they are accounted for as separate items (significant components) and depreciated separately. To ensure the accuracy of useful lives and residual values, a review is conducted annually.

Depreciation is calculated based on the cost of the asset less its residual value. Depreciation commences when the asset is in the location and conditions necessary for it to be capable of operating in the manner intended by management. It ceases at the earlier of the date the asset is classified as held-for-sale and the date the asset is derecognized. An item of property, plant and equipment and any significant component is derecognized upon disposal or when no future economic benefits are expected from its use. Other assets include equipment, buildings and leasehold improvements. Buildings, furniture and fixtures, leasehold improvements and office equipment are recorded at historical cost, less accumulated depreciation. Land and CWIP are not subject to depreciation.

The depreciation of property, plant and equipment in Brazil is based on the duration of the authorization or the useful life of a concession asset. The weighted-average remaining duration at December 31, 2014 is 15 years (2013: 16 years). Since land rights are part of the concession or authorization, this cost is also subject to depreciation.

Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset, and the net amount is applied to the revalued amount of the asset.

Gains and losses on disposal of an item of property, plant and equipment are recognized in ‘Other’ in the consolidated statements of income (loss). The revaluation surplus is reclassified within the respective components of equity and not reclassified to net income (loss) when the assets are disposed.

Change in accounting estimates

In 2012, Brookfield Renewable retained third party engineers to review the estimated useful lives of certain assets. As a result, Brookfield Renewable revised the estimated remaining useful life of certain assets to more accurately reflect the period over which they provide economic benefits. Brookfield

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

Renewable accounted for these changes in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”), which requires a change in an accounting estimate to be applied prospectively from the date of the change based on timing of completion of the review. The effective dates of changes were January 1, 2012, April 1, 2012 or July 1, 2012 based on the timing of completion of the review. The consolidated statements of income (loss) reflect a decrease in depreciation of $112 million for the year ended December 31, 2012 as a result of the changes in accounting estimate.

(g) Asset impairment

At each balance sheet date, management assesses whether there is any indication that assets are impaired. For non-financial tangible and intangible assets (including equity-accounted investments), an impairment is recognized if the recoverable amount, determined as the greater of the estimated fair value, less costs to sell, and the discounted future cash flows generated from use and eventual disposal of an asset or cash-generating unit, is less than its carrying value. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Should an impairment loss subsequently reverse, the carrying amount of the asset is increased to the lesser of the revised estimate of the recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

(h) Trade receivables and other current assets

Trade receivables and other current assets are recognized initially at fair value, and subsequently measured at amortized cost using the effective interest method, less any allowance for uncollectability.

(i) Financial instruments

All financial instruments are classified into one of the following categories: assets and liabilities at fair value through profit or loss (“FVTPL”), cash, loans and receivables, financial instruments used for hedging, and other financial liabilities.  All financial instruments are recorded at fair value at recognition. Subsequent to initial recognition, financial assets classified as loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method.  Financial assets and financial liabilities classified as financial instruments used for cash-flow hedging continue to be recognized at fair value through OCI. Other financial assets and financial liabilities and non-hedging financial instruments are recorded at fair value through profit and loss.

Brookfield Renewable presents the liability and equity components separately upon recognition of such financial instruments. The amount of accretion relating to the liability component is recognized in profit or loss; and the amount of consideration relating to the equity component is recognized in equity.

Brookfield Renewable selectively utilizes derivative financial instruments to manage financial risks, including interest rate, commodity and foreign exchange risks. A derivative is a financial instrument, which requires little or no initial investment, settles at a future date, and has a value that changes in response to the change in a specified variable such as an interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure, and it is highly probable that it will continue to be effective as a hedge based on an expectation of offsetting cash flows or fair value. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in equity by the application of hedge accounting is recognized in income over the remaining term of the original hedging relationship, unless the originally forecasted transaction is no longer expected to occur, at which point it is released to income. The fair values of derivative financial instruments are included in financial instrument assets or financial instrument liabilities, respectively.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

(i)      Items qualifying as hedges

Cash flow hedge

The effective portion of unrealized gains and losses on interest rate forward and swap contracts designated as hedges of future interest rate payments are included in equity as cash flow hedges when the interest rate risk relates to an anticipated interest payment. The periodic exchanges of payments on interest rate swap contracts designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense. The periodic exchanges of payments on interest rate contracts designated as hedges of future interest payments are recorded in income over the term of the corresponding interest payments.

Net investment hedge

Realized and unrealized gains and losses on foreign exchange forward contracts designated as hedges of currency risks are included in equity when the currency risk relates to a net investment in a subsidiary with a functional currency other than the U.S. dollar and are included in income in the period in which the subsidiary is disposed.

(ii)        Items not qualifying as hedges

Upon initial recognition of a derivative financial instrument that is not designated as a hedge, a derivative asset or liability is recorded with an offsetting deferred liability or asset, respectively. Gains or losses arising from changes in fair value of the derivative asset or liability are recognized in income through fair value gains or losses in the period the changes occur. The deferred liability or asset is amortized through income, on a straight-line basis, over the life of the derivative financial instrument.

(iii)       Available-for-sale investments

Investments in publicly quoted equity and debt securities are categorized as available-for-sale when it is not Brookfield Renewable’s strategic intent to sell the securities and the securities were not acquired principally for their near-term sale.  Available-for-sale equity and debt investments are recorded at fair value with unrealized gains and losses recorded in OCI. Realized gains and losses are recorded in income when investments are sold and are calculated using the average carrying amount of securities sold.  If the fair value of an investment declines below the carrying amount, qualitative and quantitative assessments of whether the impairment is either signiﬁcant or prolonged is undertaken. All relevant facts and circumstances in this assessment are undertaken to determine, particularly the length of time and extent to which fair value has been less than the carrying amount.

(j) Revenue and expense recognition

Revenue from the sale of electricity is recorded when it is delivered. The revenue must be considered collectible and the costs incurred to provide the electricity to be measurable before recognizing the related revenue. Costs related to the purchases of power or fuel are recorded upon delivery. All other costs are recorded as incurred.

(k) Income taxes

Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet dates. Current income tax assets and liabilities are included in trade receivables and other current assets and accounts payable and accrued liabilities, respectively.

Deferred tax is recognized on taxable temporary differences between the tax bases and the carrying amounts of assets and liabilities. Deferred tax is not recognized if the temporary difference arises from goodwill or from initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit nor accounting profit. Deferred income tax assets are

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

recognized for all deductible temporary differences, carry forwards of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent it is no longer probable that the income tax assets will be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the balance sheet dates.

Current and deferred income taxes relating to items recognized directly in OCI are also recognized directly in OCI.

(l) Business combinations

The acquisition of a business is accounted for using the acquisition method.  The consideration for an acquisition is measured at the aggregate of the fair values, at the date of exchange, of the assets transferred, the liabilities incurred to former owners of the acquired business, and equity instruments issued by the acquirer in exchange for control of the acquired business. The acquired business’ identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 are recognized at their fair values at the acquisition date, except for income taxes which are measured in accordance with IAS 12, Income Taxes, share-based payments which are measured in accordance with IFRS 2, Share-based Payment and non-current assets that are classified as held-for-sale which are measured at fair value less costs to sell in accordance with IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations. The non-controlling interest in the acquiree is initially measured at the non-controlling interest’s proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.

To the extent that the aggregate of the fair value of consideration paid, the amount of any non-controlling interest and the fair value of any previously held interest in the acquiree exceeds the fair value of the net identifiable tangible and intangible assets, goodwill is recognized. To the extent that this difference is negative, the amount is recognized as a gain in income.

When a business combination is achieved in stages, previously held interests in the acquired entity are re-measured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss, if any, is recognized in income. Amounts arising from interests in the acquired business prior to the acquisition date that have previously been recognized in OCI are reclassified to income.  Upon disposal or loss of control of a subsidiary, the carrying amount of the net assets of the subsidiary (including any OCI relating to the subsidiary) are derecognized with the difference between any proceeds received and the carrying amount of the net assets recognized as a gain or loss in income.

(m) Other items

(i)         Capitalized costs

Capitalized costs related to CWIP include all eligible expenditures incurred in connection with the development and construction of the power generating asset. The expenditures consist of cost of materials, direct labor and any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Interest and borrowings costs are capitalized when activities that are necessary to prepare the asset for its intended use or sale are in progress, expenditures for the asset have been incurred and funds have been used or borrowed to fund the construction or development. Capitalization of costs ceases when the asset is ready for its intended use.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

(ii)        Pension and employee future benefits

Pension and employee future benefits are recognized in the consolidated financial statements in respect of employees of the operating entities within Brookfield Renewable. The costs of retirement benefits for defined benefit plans and post-employment benefits are recognized as the benefits are earned by employees. The project unit credit method, using the length of service and management’s best estimate assumptions, is used to value its pension and other retirement benefits. Assets are valued at fair value for purposes of calculating the expected return on plan assets. All actuarial gains and losses are recognized immediately through OCI in order for the net pension asset or liability recognized in the consolidated balance sheets to reflect the full value of the plan deficit or surplus. Net interest is calculated by applying the discount rate to the net defined benefit asset or liability. Changes in the net defined benefit obligation related to service costs (comprising of current service costs, past services costs, gains and losses on curtailments and non-routine settlements), and net interest expense or income are recognized in the consolidated statements of income (loss).

Re-measurements, comprising of actuarial gains or losses, the effect of the asset ceiling, and the return on plan assets (excluding net interest), are recognized immediately in the consolidated balance sheets with a corresponding debit or credit to retained earnings through OCI in the period in which they occur. Re-measurements are not reclassified to profit or loss in subsequent periods. For defined contribution plans, amounts are expensed based on employee entitlement.

(iii)       Decommissioning, restoration and environmental liabilities

Legal and constructive obligations associated with the retirement of property, plant and equipment are recorded as liabilities when those obligations are incurred and are measured at the present value of the expected costs to settle the liability, discounted at a current credit-adjusted pre-tax rate specific to the liability. The liability is accreted up to the date the liability will be incurred with a corresponding charge to operating expenses. The carrying amount of decommissioning, restoration and environmental liabilities is reviewed annually with changes in the estimates of timing or amount of cash flows added to or deducted from the cost of the related asset.

(iv)      Interest and borrowing costs

Interest and borrowing costs are capitalized when such costs are directly attributable to the acquisition, construction or production of a qualifying asset.  A qualifying asset is an asset that takes a substantial period of time to prepare for its intended use.

(v)       Provisions

A provision is a liability of uncertain timing or amount. A provision is recognized if Brookfield Renewable has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses. The provision is measured at the present value of the best estimate of the expenditures expected to be required to settle the obligation using a discount rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. Provisions are re-measured at each balance sheet date using the current discount rate. The increase in the provision due to the passage of time is recognized as interest expense.

(vi)      Interest income

Interest income is earned with the passage of time and is recorded on an accrual basis.

(vii)     Government grants

Brookfield Renewable becomes eligible for government grants by constructing or purchasing renewable power generating assets, and by bringing those assets to commercial operation, coupled with a

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

successful application to the applicable program or agency. The assessment of whether or not a project has complied with the conditions and that there is reasonable assurance the grants will be received will be undertaken on a case by case basis. Brookfield Renewable reduces the cost of the asset by the amount of the grant.  The grant amounts are recognized in income on a systematic basis as a reduction of depreciation over the periods, and in the proportions, in which depreciation on those assets is charged.

With respect to grants related to income, the government assistance (in the form of the difference between market price and guaranteed fixed price) typically becomes payable once electricity is produced and delivered to the relevant grid. It is at this point that the receipt of the grant becomes reasonably assured, and therefore the grant is recognized as revenue in the month that delivery of the electricity occurs.

(n) Critical estimates

Brookfield Renewable makes estimates and assumptions that affect the carrying value of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of income and OCI for the year. Actual results could differ from these estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:

(i)         Property, plant and equipment

The fair value of Brookfield Renewable’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices from renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates and discount rates, as described in Note 11 - Property, plant and equipment, at fair value. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 2(o)(iii) - Critical judgments in applying accounting policies - Property, plant and equipment for further details.

Estimates of useful lives and residual values are used in determining depreciation and amortization. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.

(ii)        Financial instruments

Brookfield Renewable makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, long-term average generation, capacity prices, discount rates and the timing of energy delivery. Non-financial instruments are valued using estimates of future electricity prices which are estimated by considering broker quotes for the years in which there is a liquid market and, for the subsequent years, Brookfield Renewable’s best estimate of electricity prices that would allow new entrants into the market. The fair value of interest rate swaps is the estimated amount that another party would receive or pay to terminate the swap agreements at the reporting date, taking into account current market interest rates. This valuation technique approximates the net present value of future cash flows. See Note 8 - Risk management and financial instruments for more details.

(iii)       Deferred income taxes

The consolidated financial statements include estimates and assumptions for determining the future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated balance sheet dates. Operating plans and forecasts are used to estimate when the temporary difference will reverse.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

(o) Critical judgments in applying accounting policies

The following are the critical judgments that have been made in applying the accounting policies used in the consolidated financial statements and that have the most significant effect on the amounts in the consolidated financial statements:

(i)         Preparation of consolidated financial statements

These consolidated financial statements present the financial position, results of operations and cash flows of Brookfield Renewable. Judgment is required in determining what assets, liabilities and transactions are recognized in the consolidated financial statements as pertaining to Brookfield Renewable’s operations.

(ii)        Common control transactions

Common control business combinations specifically fall outside of scope of IFRS 3 and as such management has used its judgment to determine an appropriate policy to account for these transactions, considering other relevant accounting guidance that is within the framework of principles in IFRS and that reflects the economic reality of the transactions, in accordance with IAS 8. As a result, the consolidated financial statements account for assets and liabilities acquired at the previous carrying value on the predecessor’s financial statements. Differences between the consideration given and the assets and liabilities received are recorded directly to equity.

(iii)         Property, plant and equipment

The accounting policy relating to Brookfield Renewable’s property, plant and equipment is described in Note 2(f) - Property, plant and equipment and revaluation method. In applying this policy, judgment is used in determining whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance. If an asset has been developed, judgment is required to identify the point at which the asset is capable of being used as intended and to identify the directly attributable costs to be included in the carrying value of the development asset. The useful lives of property, plant and equipment are determined by independent engineers periodically with an annual review by management.

Annually, Brookfield Renewable determines the fair value of its property, plant and equipment using a methodology that it has judged to be reasonable. The methodology is generally a 20-year discounted cash flow model. Twenty years is the period considered reasonable as Brookfield Renewable has 20-year capital plans and it believes a reasonable third party would be indifferent between extending the cash flows further in the model versus using a discounted terminal value.

The valuation model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. With respect to estimated future generation that does not incorporate long-term power purchase agreement pricing, the cash flow model uses estimates of future electricity prices using broker quotes from independent sources for the years in which there is a liquid market. The valuation of power generating assets not linked to long-term power purchase agreements also requires the development of a long-term estimate of future electricity prices. In this regard the valuation model uses a discount to the all-in cost of construction with a reasonable return, to secure energy from new renewable on-shore wind development resources as the benchmark that will establish the market price for electricity for renewable resources.

Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the year 2020. This year is viewed as the point when generators in North America must build additional capacity to maintain system reliability and provide an

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

adequate level of reserve generation with the retirement of older coal-fired plants and with the Environmental Protection Agency emission compliance deadlines. Brookfield Renewable has estimated a discount to these new-build wind prices to determine renewable electricity prices for hydroelectric facilities. In Brazil, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of hydroelectric and wind development.

Terminal values are included in the valuation of hydroelectric assets in the United States and Canada.  For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset without consideration of potential renewal value.

Discount rates are determined each year by considering the current interest rates, average market cost of capital as well as the price risk and the geographical location of the operational facilities as judged by management. Inflation rates are also determined by considering the current inflation rates and the expectations of future rates by economists.  Operating costs are based on long-term budgets escalated for inflation.  Each operational facility has a 20-year capital plan that it follows to ensure the maximum life of its assets is achieved.  Foreign exchange rates are forecasted by using the spot rates and the available forward rates, extrapolated beyond the period available. The inputs described above to the discounted cash flow model require management to consider facts, trends and plans in making its judgments as to what derives a reasonable fair value of its property, plant and equipment.

(iv)      Financial instruments

The accounting policy relating to Brookfield Renewable’s financial instruments is described in Note 2(i) - Financial instruments. In applying the policy, judgments are made in applying the criteria set out in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”), to record financial instruments at fair value through profit and loss, and the assessments of the effectiveness of hedging relationships.

(v)       Deferred income taxes

The accounting policy relating to Brookfield Renewable’s income taxes is described in Note 2(k) - Income taxes. In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.

(p) New interpretation adopted by Brookfield Renewable

(i)      Levies Imposed by Governments

IFRIC 21, Levies  (“IFRIC 21”) provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and those where the timing and amount of the levy is certain. IFRIC 21 identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. A liability is recognized progressively if the obligating event occurs over a period of time or, if an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached.

IFRIC 21 was adopted and applied by Brookfield Renewable on January 1, 2014, which had no material impact on the consolidated financial statements.

(q) Future changes in accounting policies

(i)         Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (“IFRS 9”) which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before 1 February 2015. Management is currently evaluating the impact of IFRS 9 on the consolidated financial statements.

(ii)         Amendments to IFRS 10 and IAS 28

The amendments to IFRS 10, Consolidated Financial Statements (“IFRS 10”) and IAS 28, Investments in Associates and Joint Ventures (2011) (“IAS 28”) address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if the assets are housed in a subsidiary. The amendments are effective for transactions occurring in annual periods beginning on or after 1 January 2016 with earlier application permitted. Management is currently evaluating the impact of the amendments to IFRS 10 and IAS 28 on the consolidated financial statements.

(iii)       Revenue recognition

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by the IASB on May 28, 2014. IFRS 15 outlines a single comprehensive model to account for revenue arising from contracts with customers and will replace the majority of existing IFRS requirements on revenue recognition including IAS 18, Revenue,  IAS 11, Construction Contracts and related interpretations. The core principle of the standard is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The standard has prescribed a five-step model to apply the principles. The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. IFRS 15 is effective for annual periods beginning on or after January 1, 2017. Management is currently evaluating the impact of IFRS 15 on the consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

3. PRINCIPAL SUBSIDIARIES

The following table lists the subsidiaries of Brookfield Renewable which, in the opinion of management, significantly affects its financial position and results of operations as at December 31, 2014:

	Jurisdiction of	Percentage of
	Incorporation	voting securities
	or Organization	owned or controlled
		(%)
Alta Wind VIII LLC(1)	Delaware	100
Barra do Braúna Energética S.A.	Brazil	100
BIF II Safe Harbor Holdings LLC(1)	Delaware	100
Black Bear Hydro Partners, LLC(1)	Delaware	100
Brookfield BRP Canada Corp.	Alberta	100
Brookfield BRP Holdings (Canada) Inc.	Ontario	100
Brookfield Energia Comercializadora Ltda	Brazil	100
Brookfield Power US Holding America Co.	Delaware	100
Brookfield Power Wind Prince LP	Ontario	100
Brookfield Smoky Mountain Hydropower LLC(1)	Delaware	100
Brookfield White Pine Hydro LLC(1)	Delaware	100
Catalyst Old River Hydroelectric Limited Partnership(2)	Louisiana	75
Comber Wind Limited Partnership	Ontario	100
Coram California Development, L.P.(1)	Delaware	100
Energética Campos de Cima da Serra Ltda	Brazil	100
Erie Boulevard Hydropower, L.P.	Delaware	100
Garracummer Wind Farm Limited(1)	Republic of Ireland	100
Gosfield Wind Limited Partnership	Ontario	100
Granite Reliable Power, LLC(1)	Delaware	89.5
Great Lakes Hydro America, LLC	Delaware	100
Great Lakes Power Limited	Ontario	100
Hawks Nest Hydro LLC	Delaware	100
Itiquira Energética S.A.	Brazil	100
Knockacummer Wind Farm Limited(1)	Republic of Ireland	100
Kwagis Power Limited Partnership	British Columbia	75
Lièvre Power L.P.	Québec	100
Mississagi Power Trust	Québec	100
Powell River Energy Inc.	Québec	100
Rumford Falls Hydro LLC	Delaware	100
Safe Harbor Water Power Corporation(1)	Pennsylvania	100
Serra Dos Cavalinhos II Energética S.A.	Brazil	100
Windstar Energy, LLC	California	100

(1)            Voting control held through voting agreements with Brookfield.

(2)            Non-voting economic interest held through preferred shares and secured notes.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

4.  BUSINESS COMBINATIONS

The following investments were accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the respective dates of acquisition.

Completed During 2014

Maine Hydroelectric Generation Portfolio

In January 2014, Brookfield Renewable acquired a 70 MW portfolio of hydroelectric facilities that are expected to generate 372 GWh annually (“Maine Hydro”). The acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 40% controlling interest in the portfolio. Total cash consideration was $244 million. The acquisition costs of $2 million were expensed as incurred.

If the acquisition had taken place at the beginning of the year the revenue from the acquisition would have been $21 million (unaudited) for the year ended December 31, 2014.

California Hydroelectric Generation Facility

In February 2014, Brookfield Renewable acquired the remaining 50% interest in a 30 MW hydroelectric facility in California (the “California Hydro Step Acquisition”). The total cash consideration was $11 million. The acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 22% controlling interest in the facility.

If the acquisition had taken place at the beginning of the year the revenue from the acquisition would have been $1 million (unaudited) for the year ended December 31, 2014.

Pennsylvania Hydroelectric Generation Facility

In March 2014, Brookfield Renewable acquired a 33% economic and 50% voting interest in a 417 MW hydroelectric facility in Pennsylvania (“Pennsylvania Hydro”) which is expected to generate 1,129 GWh annually. Total cash consideration was $295 million.  Brookfield Renewable accounted for its acquired 33% economic interest using the equity method.

In August 2014, Brookfield Renewable acquired the remaining 67% economic and 50% voting interest in Pennsylvania Hydro (the “Pennsylvania Hydro Step Acquisition”) for additional cash consideration of $614 million, and began consolidating the operating results, cash flows and net assets of Pennsylvania Hydro. Prior to the Pennsylvania Hydro Step Acquisition, Brookfield Renewable re-measured its previously held 33% economic interest to fair value, and the net impact of this re-measurement was not material. The Pennsylvania Hydro Step Acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 40% controlling interest. Total acquisition costs of $2 million relating to both the Pennsylvania Hydro and Pennsylvania Hydro Step Acquisition were expensed as incurred.

If the acquisition had taken place at the beginning of the year the additional revenue from the acquisition would have been $99 million (unaudited) for the year ended December 31, 2014.

Ireland Wind Portfolio

In June 2014, Brookfield Renewable acquired the wind portfolio of Bord Gáis Energy comprising 326 MW of operating wind capacity across 17 wind projects in  Ireland which is expected to generate 837 GWh annually. The acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 40% controlling interest. Total consideration of €524 million ($718 million) included €521 million ($713 million) in cash increased for post-closing adjustments. The acquisition costs of $12 million were expensed as incurred.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

If the acquisition had taken place at the beginning of the year the revenue from the acquisition would have been $92 million (unaudited) for the year ended December 31, 2014.

Preliminary price allocations, at fair values, with respect to the acquisitions were as follows:

(MILLIONS)	Maine	California	Pennsylvania	Ireland	Total
Cash and cash equivalents	$7	$4	$15	$35	$61
Restricted cash	-	-	-	12	12
Trade receivables and other current assets	13	-	11	10	34
Property, plant and equipment, at fair value	220	81	1,040	1,075	2,416
Other long-term assets	6	-	-	-	6
Current liabilities	(1)	-	(4)	(75)	(80)
Long-term debt	-	(13)	(77)	(232)	(322)
Other long-term liabilities	(1)	(5)	(76)	(107)	(189)
Net assets acquired	$244	$67	$909	$718	$1,938

The estimated fair values of the assets acquired and liabilities assumed are expected to be finalized within 12 months of the acquisition date.

Completed During 2013

Northeastern United States Hydroelectric Generation Portfolio

In March 2013, Brookfield Renewable acquired a 100% interest in a 360 MW portfolio of hydroelectric facilities.  Total consideration was paid as follows: $57 million that included $55 million in cash and $2 million related to the pre-closing payments and working capital adjustments; holding and project level notes, with a face value of $700 million, were also assumed. The acquisition costs of $8 million were expensed as incurred. In September 2013, upon the closing of a private fund sponsored by Brookfield Asset Management, institutional partners co-invested 49.9% in these facilities for $205 million.

If the acquisition had taken place at the beginning of the year the revenue from the acquisition would have been $104 million (unaudited) for the year ended December 31, 2013.

California Wind Generation Portfolio

In August 2012, Brookfield Renewable acquired 16% of the outstanding common shares of Western Wind Energy Corp. (“Western Wind”) for a total cash consideration of $25 million.

On November 26, 2012, Brookfield Renewable launched an offer to purchase, through an indirect wholly-owned subsidiary, all of the issued and outstanding common shares of Western Wind (excluding those Brookfield Renewable already owns) for C$2.50 in cash per common share. This offer was subsequently increased to C$2.60 per common share. On February 21, 2013, Brookfield Renewable announced that it was successful in its bid for Western Wind and following take up of the tendered shares, would own 66.1% of the issued and outstanding common shares.

On March 1, 2013, the Board of Directors were replaced by directors appointed by Brookfield Renewable and, as a result Brookfield Renewable began consolidating the operating results, cash flows and net assets of Western Wind. Further, Brookfield Renewable was required to re-measure its previously held 16% interest to fair value, and the net impact of this re-measurement was not material.

On March 7, 2013, Brookfield Renewable increased its ownership to 93% of the outstanding common shares for additional cash consideration of $143 million.  As Brookfield Renewable held more than 90% of the common shares, on May 21, 2013, it acquired all of the remaining common shares on the same terms

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

that the common shares were acquired under the offer, for additional cash consideration of $15 million.  The common shares of Western Wind were delisted from the TSX Venture Exchange on May 24, 2013.

If the acquisition had taken place at the beginning of the year the revenue from the acquisition would have been $38 million (unaudited) for the year ended December 31, 2013.

Canadian Hydroelectric Generation Facility

In March 2013, Brookfield Renewable acquired the remaining 50% interest, previously held by its partner, in a hydroelectric facility in Canada taking its total investment to 100% (the “Canadian Hydro Step Acquisition”).

The Canadian Hydro Step Acquisition included cash consideration of $32 million and the assumption of the partner’s portion of the non-recourse debt.  Prior to the Canadian Hydro Step Acquisition, Brookfield Renewable’s financial interest amounted to $22 million.  Brookfield Renewable re-measured its previously held 50% interest to fair value and reversed any amounts previously recorded in OCI.  In addition, $30 million related to revaluation surplus on the initial 50% interest was reclassified within equity of which $14 million related to limited partners’ equity.

If the acquisition had taken place at the beginning of the year the revenue would have been $22 million (unaudited) for the year ended December 31, 2013.

Purchase price allocations, at fair values, with respect to the acquisitions were as follows:

	Northeastern
(MILLIONS)	United States	California	Canada	Total
Cash and cash equivalents	$-	$2	$6	$8
Restricted cash	32	8	-	40
Other current assets	12	9	9	30
Property, plant and equipment, at fair value	721	453	213	1,387
Other long-term assets	22	30	-	52
Current liabilities	(10)	(23)	(29)	(62)
Long-term debt	(720)	(250)	(105)	(1,075)
Other long-term liabilities	-	(43)	(39)	(82)
Non-controlling interests	-	(68)	-	(68)
Net assets acquired	$57	$118	$55	$230

During the years ended December 31, 2014 and 2013, the purchase price allocations for the acquisitions in 2013 and 2012, respectively, were finalized. No material changes to the provisional purchase price allocations disclosed in the audited consolidated financial statements for 2013 and 2012 had to be considered for acquisitions made in the respective years.

Completed During 2012

California Wind Generation Portfolio

In March 2012, the following investments were made by Brookfield Renewable and certain institutional partners through BAIF U.S. Renewable Power Holdings LLC (“BAIF U.S. Holdings”), in which Brookfield Renewable holds a 22% controlling interest. The investments were accounted for using the acquisition method, and the results of operations have been included in the audited consolidated financial statements since the respective dates of acquisition.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

BAIF U.S. Holdings acquired 100% interests in two wind facilities in California. BAIF U.S. Holdings also acquired the remaining 50% interest in a wind facility, bringing Brookfield Renewable’s total investment to 100% (the “California Wind Step Acquisition”). Total consideration paid of $206 million for these interests included $180 million in cash and the settlement of certain liabilities.

The California Wind Step Acquisition required Brookfield Renewable to re-measure its previously held 50% interest to fair value of $63 million and to reverse any amounts previously recorded in OCI related to the initial 50% interest. Net income for year ended December 31, 2012 reflects an expense of $11 million related to the reclassification from OCI on financial instruments designated as cash flow hedges prior to the California Wind Step Acquisition. In addition, $5 million related to revaluation surplus on the initial 50% interest was reclassified within equity.

Acquisition costs of $2 million related to the above acquisitions were expensed as incurred.

These wind facilities are now all in commercial operation.

Brazil Hydroelectric Generation Facility

In July 2012, a Brookfield Americas Infrastructure Fund (“BAIF”) entity, in which Brookfield Renewable holds a 25% controlling interest, acquired a 100% interest in a hydroelectric facility in Brazil for cash consideration of $14 million. A bargain purchase gain of $12 million was recognized, from the excess fair value of the assets acquired over the consideration paid. The bargain purchase gain was recorded in Other, and acquisition costs were expensed at the acquisition date.

Southern United States Hydroelectric Generation Portfolio

In November 2012, BAIF U.S. Holdings acquired a 100% interest in a portfolio of hydroelectric facilities, located in Tennessee and North Carolina in the southern region of the United States, for cash consideration of $597 million. The acquisition costs of $7 million were expensed as incurred. If the acquisition had taken place at the beginning of the year, assuming long-term average generation, revenue would have increased by $56 million (unaudited) for the year ended December 31, 2012.

Purchase price allocations, at fair values, with respect to the acquisitions in 2012 were as follows:

			Southern
(MILLIONS)	California	Brazil	United States	Total
Current assets(1)	$50	$-	$4	$54
Property, plant and equipment, at fair value	748	32	594	1,374
Other long-term assets	9	-	-	9
Current liabilities	(102)	-	(1)	(103)
Long-term debt	(436)	(6)	-	(442)
Net assets acquired	$269	$26	$597	$892

(1)            Includes $49 million of cash and cash equivalents.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

5. CASH AND CASH EQUIVALENTS

Brookfield Renewable’s cash and cash equivalents as at December 31 are as follows:

(MILLIONS)	2014	2013
Cash	$128	$164
Short-term deposits	22	39
	$150	$203

6. RESTRICTED CASH

Brookfield Renewable’s restricted cash as at December 31 is as follows:

(MILLIONS)	2014	2013
Development projects	$75	$42
Operations	238	202
Total	313	244
Less: non-current	(81)	(75)
Current	$232	$169

Refer to Note 12 – Other long-term assets for information on long-term restricted cash.

7. TRADE RECEIVABLES AND OTHER CURRENT ASSETS

Brookfield Renewable’s trade receivables and other current assets as at December 31 are as follows:

(MILLIONS)	2014	2013
Trade receivables	$91	$105
Other short-term receivables	40	65
Prepaids and others	70	34
	$201	$204

As at December 31, 2014, 99% (2013: 99%) of trade receivables were current. Trade receivables are generally on 30-day terms and credit limits are assigned and monitored for all counterparties. In determining the recoverability of trade receivables, management performs a risk analysis considering the type and age of the outstanding receivables and the credit worthiness of the counterparties.  Management also reviews trade receivable balances on an ongoing basis. Bad debt expense related to trade receivables is recognized at the time an account is deemed uncollectible. Accordingly, as at December 31, 2014 and 2013 an allowance for doubtful accounts was not deemed necessary.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

8.  risk management and financial instruments

RISK MANAGEMENT

Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk.  Brookfield Renewable uses financial instruments primarily to manage these risks.

(a) Market risk

Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate because of changes in market prices.

Brookfield Renewable faces market risk from foreign currency assets and liabilities, the impact of changes in interest rates, and floating rate liabilities.  Market risk is managed by funding assets with financial liabilities in the same currency and with similar interest rate characteristics and holding financial contracts, such as interest rate swaps and foreign exchange contracts, to minimize residual exposures. Financial instruments held by Brookfield Renewable that are subject to market risk include borrowings and financial instruments, such as interest rate, currency and commodity contracts. The categories of financial instruments that can give rise to significant variability are described below:

(i) Electricity price risk

Electricity price risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate because of changes in commodity prices.  Electricity price risk arises from the sale of Brookfield Renewable’s uncontracted generation. Brookfield Renewable aims to sell electricity under long-term contracts to secure stable prices and mitigate its exposure to wholesale markets.

The table below summarizes the impact of changes in the market price of electricity as at December 31.  The impact is expressed in terms of the effect on net income and OCI.  The sensitivities are based on the assumption that the market price changes by five percent with all other variables held constant.

Impact of a 5% change in the market price of electricity, on outstanding energy derivative contracts, for the year ended December 31:

	Effect on net income			Effect on OCI
(MILLIONS)	2014	2013	2012	2014	2013	2012
5% increase	$-	$-	$1	$(9)	$1	$-
5% decrease	-	-	(1)	9	(1)	-

(ii) Foreign currency risk

Foreign currency risk is defined for these purposes as the risk that the fair value of a financial instrument held by Brookfield Renewable will fluctuate because of changes in foreign currency rates.

Brookfield Renewable has exposure to the Canadian dollar, Brazil real and Euro through its investments in foreign operations. Consequently, fluctuations in the U.S. dollar exchange rate against these currencies increase the volatility of net income and other comprehensive income. Brookfield Renewable holds foreign currency contracts primarily to mitigate this exposure.

The table below summarizes the impact of changes in the exchange rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the currency exchange rate changes by five percent with all other variables held constant.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

Impact of a 5% change in U.S. dollar exchange rates, on outstanding foreign exchange swaps, for the year ended December 31:

	Effect on net income			Effect on OCI
(MILLIONS)	2014	2013	2012	2014	2013	2012
5% increase	$12	$-	$-	$19	$-	$-
5% decrease	(12)	-	-	(19)	-	-

(iii) Interest rate risk

Interest rate risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate, because of changes in interest rates.

Brookfield Renewable’s assets largely consist of long duration physical assets. Brookfield Renewable’s financial liabilities consist primarily of long-term fixed rate debt or floating-rate debt that has been swapped to fixed rates with interest rate financial instruments. All non-derivative financial liabilities are recorded at their amortized cost. Brookfield Renewable also holds interest rate contracts to lock-in fixed rates on certain anticipated future debt issuances.

Brookfield Renewable will enter into interest rate swaps designed to minimize the exposure to interest rate fluctuations on its variable rate debt.  Fluctuations in interest rates could impact Brookfield Renewable’s cash flows, primarily with respect to the interest payable against Brookfield Renewable’s variable rate debt, which is limited to certain subsidiary borrowings with a total principal value of $2,552 million (2013: $1,515 million). Of this principal value, $1,237 million (2013: $806 million) has been hedged through the use of interest rate swaps. The fair values of the recognized liability for the interest rate swaps were calculated using a valuation model with observable interest rates.

The table below summarizes the impact of changes in the interest rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the interest rate changes by one percent with all other variables held constant.

Impact of a 1% change in interest rates, on outstanding interest rate swaps and variable rate debt, for the year ended December 31:

	Effect on net income			Effect on OCI
(MILLIONS)	2014	2013	2012	2014	2013	2012
1% increase	$(13)	$(7)	$(7)	$138	$96	$51
1% decrease	13	7	7	(138)	(96)	(51)

(b) Credit risk

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. Brookfield Renewable’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding energy contracts, interest rate swaps, forward foreign exchange contracts and physical electricity and gas transactions.

Brookfield Renewable minimizes credit risk with counterparties through the selection, monitoring and diversification of counterparties, and the use of standard trading contracts, and other credit risk mitigation techniques.  In addition, Brookfield Renewable’s power purchase agreements are reviewed regularly and are almost exclusively with customers having long standing credit histories or investment grade ratings, which limit the risk of non-collection. See Note 7 - Trade receivables and other current assets, for additional details regarding Brookfield Renewable’s trade receivables balance.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

The maximum credit exposure at December 31 was as follows:

(MILLIONS)	2014	2013
Cash and cash equivalents	$150	$203
Restricted cash(1)	313	244
Trade receivables and other short-term receivables	131	170
Financial instrument assets	66	17
Due from related parties	63	48
	$723	$682

(1)            Includes both the current and long-term amounts.

(c) Liquidity risk

Liquidity risk is the risk that Brookfield Renewable cannot meet a demand for cash or fund an obligation when due.  Liquidity risk is mitigated by Brookfield Renewable’s cash and cash equivalent balances and its access to undrawn credit facilities. Details of the available portion of credit facilities are included in Note 14 – Long-term debt and credit facilities.  Brookfield Renewable also ensures that it has access to public capital markets and maintains a strong investment grade credit rating of BBB (high).

Brookfield Renewable is also subject to the risk associated with debt financing. This risk is mitigated by the long-term duration of debt instruments and the diversification in maturity dates over an extended period of time.

The sensitivity analysis discussed above reflects the risks associated with instruments that Brookfield Renewable considers are market sensitive and the potential loss resulting from one or more selected hypothetical changes. Therefore, the discussion above is not intended to reflect fully Brookfield Renewable’s risk exposure.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

CASH OBLIGATIONS

The table below classifies the cash obligations related to Brookfield Renewable’s liabilities into relevant maturity groupings based on the remaining period from the balance sheet dates to the contractual maturity date.  As the amounts are the contractual undiscounted cash flows (gross of unamortized financing fees and accumulated amortization, where applicable), they may not agree with the amounts disclosed in the consolidated balance sheets.

AS AT DECEMBER 31, 2014
(MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$253	$-	$-	$253
Financial instrument liabilities(1)	99	68	7	174
Due to related parties	79	-	-	79
Other long-term liabilities - concession payments	1	5	13	19
Long-term debt and credit facilities(1)	256	3,339	4,146	7,741
Interest payable on long-term debt(2)	392	1,287	1,468	3,147
Total	$1,080	$4,699	$5,634	$11,413

AS AT DECEMBER 31, 2013
(MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$229	$-	$-	$229
Financial instrument liabilities(1)	64	9	-	73
Due to related parties	110	-	-	110
Other long-term liabilities - concession payments	1	5	117	123
Long-term debt and credit facilities(1)	517	2,395	3,752	6,664
Interest payable on long-term debt(2)	364	1,199	1,640	3,203
Total	$1,285	$3,608	$5,509	$10,402

(1)            Includes both the current and long-term amounts.

(2)            Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable rate interest payments have been calculated based on estimated interest rates.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

Brookfield Renewable classifies its assets and liabilities as outlined below:

								Non-financial
	Cash, loans			Derivatives		Other		assets and
AS AT DECEMBER 31, 2014	and	Assets		used for		financial		non-financial
(MILLIONS)	receivables	(liabilities)(1)		hedging		liabilities		liabilities		Total
Cash and cash equivalents	$150		$-		$-		$-		$-		$150
Restricted cash	232	-	-	-	-	-	-	-	-	-	232
Trade receivables and other current assets(2)	201		-		-		-		-		201
Due from related parties(2)	63		-		-		-		-		63
Financial instrument assets(3)	-		14		52		-		-		66
Equity-accounted investments	-		-		-		-		273		273
Property, plant and equipment, at fair value	-		-		-		-		18,566		18,566
Deferred income tax assets	-		-		-		-		142		142
Other long-term assets	92		31		-		-		33		156
Total assets	$738		$45		$52		$-		$19,014		$19,849
Accounts payable and accrued liabilities(2)	$-		$-		$-		$253		$-		$253
Financial instrument liabilities(3)	-		-		174		-		-		174
Due to related parties(2)	-		-		-		79		-		79
Long-term debt and credit facilities(2)(3)	-		-		-		7,678		-		7,678
Deferred income tax liabilities	-		-		-		-		2,637		2,637
Other long-term liabilities	-		-		-		147		-		147
Total liabilities	$-		$-		$174		$8,157		$2,637		$10,968

(1)            Measured at fair value with all gains and losses recorded in the consolidated statement of income (loss).

(2)            Measured at fair value at inception and subsequently recorded at amortized cost using the effective interest rate method.

(3)            Includes both the current and long-term amounts.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

				Non-financial
	Cash, loans	Derivatives	Other	assets and
AS AT DECEMBER 31, 2013	and	used for	financial	non-financial
(MILLIONS)	receivables	hedging	liabilities	liabilities	Total
Cash and cash equivalents	$203	$-	$-	$-	$203
Restricted cash	169	-	-	-	169
Trade receivables and other current assets(1)	204	-	-	-	204
Due from related parties(1)(2)	48	-	-	-	48
Financial instrument assets(2)	-	17	-	-	17
Equity-accounted investments	-	-	-	290	290
Property, plant and equipment, at fair value	-	-	-	15,741	15,741
Deferred income tax assets	-	-	-	117	117
Other long-term assets	96	-	-	114	210
Total assets	$720	$17	$-	$16,262	$16,999
Accounts payable and accrued liabilities(1)	$-	$-	$229	$-	$229
Financial instrument liabilities(2)	-	73	-	-	73
Due to related parties(1)	-	-	110	-	110
Long-term debt and credit facilities(1)(2)	-	-	6,623	-	6,623
Deferred income tax liabilities	-	-	-	2,265	2,265
Other long-term liabilities	-	-	163	-	163
Total liabilities	$-	$73	$7,125	$2,265	$9,463

(1)            Measured at fair value at inception and subsequently recorded at amortized cost using the effective interest rate method.

(2)            Includes both the current and long-term amounts.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price, as applicable.  The fair value of interest rate swap contracts, which form part of financing arrangements, is calculated by way of discounted cash flows, using market interest rates and applicable credit spreads.

A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.

Assets and liabilities  measured at fair value are categorized into one of three hierarchy levels, described below.  Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.

Level 1 –  inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and

Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

The following table presents Brookfield Renewable’s assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy as at December 31:

(MILLIONS)	Level 1	Level 2	Level 3	2014	2013
Assets measured at fair value:
Cash and cash equivalents	$150	$-	$-	$150	$203
Restricted cash(1)	313	-	-	313	244
Financial instrument assets(1)
Energy derivative contracts	-	31	-	31	-
Interest rate swaps	-	-	-	-	17
Foreign exchange swaps	-	35	-	35	-
Available-for-sale investments(2)	31	-	-	31	-
Property, plant and equipment	-	-	18,566	18,566	15,741
Liabilities measured at fair value:
Financial instrument liabilities(1)
Energy derivative contracts	-	-	-	-	(3)
Interest rate swaps	-	(170)	-	(170)	(70)
Foreign exchange swaps	-	(4)	-	(4)	-
Liabilities for which fair value is disclosed:
Long-term debt and credit facilities	-	(8,434)	-	(8,434)	(7,128)
Total	$494	$(8,542)	$18,566	$10,518	$9,004

(1)       Includes both the current and long-term amounts.

(2)       Available-for-sale investments represent investment in securities (see Note 12 – Other long-term assets).

There were no transfers between levels during the year ended December 31, 2014.

The aggregate amount of Brookfield Renewable’s net financial instrument positions as at December 31 are as follows:

	2014			2013
			Net (Assets)
(MILLIONS)	Assets	Liabilities	Liabilities	Net Liabilities
Energy derivative contracts	$31	$-	$(31)	$3
Interest rate swaps	-	170	170	53
Foreign exchange swaps	35	4	(31)	-
Total	66	174	108	56
Less: current portion	48	99	51	62
Long-term portion	$18	$75	$57	$(6)

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

The following table presents the change in Brookfield Renewable’s total net financial instrument liability position as at and for the year ended December 31:

(MILLIONS)	Note	2014	2013	2012
Balance, beginning of year		$56	$145	$114
Increases (decreases) in the net financial instrument liability position:
Unrealized loss (gain) through income on energy derivative contracts	(a)	3	(18)	(16)
Unrealized (gain) loss through OCI on energy derivative
contracts	(a)	(37)	7	4
Unrealized (gain) loss through income on interest rate swaps	(b)	-	(19)	12
Unrealized loss (gain) through OCI on interest rate swaps	(b)	93	(65)	(4)
Unrealized (gain) through income on foreign exchange swaps	(c)	(13)	-	-
Unrealized (gain) through OCI on foreign exchange swaps	(c)	(65)	-	-
Acquisitions, settlements and other		71	6	35
Balance, end of year		$108	$56	$145

Derivative liabilities not designated as hedging instruments:
Energy derivative contracts	(a)	$-	$-	$13
Interest rate swaps	(b)	-	-	67
Net positions		$-	$-	$80

Derivative liabilities designated as hedging instruments:
Energy derivative contracts	(a)	$-	$3	$-
Interest rate swaps	(b)	170	68	65
Foreign exchange swaps	(c)	$4	$-	$-
Net positions		$174	$71	$65
Derivative assets not designated as hedging instruments:
Foreign exchange swaps	(c)	$(14)	$-	$-
Net positions		$(14)	$-	$-
Derivative assets designated as hedging instruments:
Energy derivative contracts	(a)	$(31)	$-	$-
Interest rate swaps	(b)	-	(15)	-
Foreign exchange swaps	(c)	(21)	-	-
Net positions		$(52)	$(15)	$-

Total net positions		$108	$56	$145

(a)   Energy derivative contracts

Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize the price of gas purchases or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable’s consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.

For the year ended December 31, 2014, gains of $4 million, relating to energy derivative contracts were realized and reclassified from OCI to net income (loss) (2013 and 2012: $nil).

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

Based on market prices as of December 31, 2014, unrealized gains of $18 million (2013: $3 million loss and 2012: $4 million loss) recorded in accumulated other comprehensive income (“AOCI”) on energy derivative contracts are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market prices.

(b)   Interest rate swaps

Brookfield Renewable has entered into interest rate swap contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing.  All interest rate swap contracts are recorded in the consolidated financial statements at an amount equal to fair value.

At December 31, 2014, agreements with a total notional value of $2,119 million were outstanding (2013: $1,600 million) including notional values of $9 million (2013: $10 million) associated with agreements that are not formally designated as hedging instruments. The fixed interest rates resulting from these agreements range from 0.38% to 5.54% (2013: 0.38% to 5.30%).

For the year ended December 31, 2014, losses of $4 million, relating to cash flow hedges were realized and reclassified from OCI to net income (loss) (2013: losses of $1 million and 2012: $16 million loss).

Based on market prices as of December 31, 2014, unrealized losses of $95 million (2013: $ 59 million loss and 2012: $109 million loss) recorded in AOCI on interest rate swaps are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.

(c)   Foreign exchange swaps

Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.

At December 31, 2014, agreements with a total notional value of $656 million were outstanding (2013: $nil) including $254 million (2013: $nil) associated with agreements that are not formally designated as hedging instruments.

Based on market prices as of December 31, 2014, unrealized gains of $26 million (2013 and 2012: $nil) recorded in AOCI on foreign exchange swaps are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.

9.  related party transactions

Brookfield Renewable’s related party transactions are recorded at the exchange amount.  Brookfield Renewable’s related party transactions are primarily with Brookfield Asset Management and its subsidiaries. Brookfield Renewable and Brookfield had entered into, or amended, the following material agreements:

Principal Agreements

Limited Partnership Agreements

Each of the amended and restated limited partnership agreements of Brookfield Renewable and BRELP outline the key terms of the partnerships, including provisions relating to management, protections for limited partners, capital contributions, distributions and allocation of income and losses. BRELP’s general partner is entitled to receive incentive distributions from BRELP as a result of its ownership of the general

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

partnership interest in BRELP. The incentive distributions are to be calculated in increments based on the amount by which quarterly distributions on the limited partnership units of BRELP exceed specified target levels as set forth in the amended and restated partnership agreement.

Master Services Agreement

Brookfield Renewable entered into an agreement with Brookfield Asset Management pursuant to which Brookfield Asset Management has agreed to provide oversight of the business and provide the services of senior officers to Brookfield Renewable for a management service fee.  The fee is paid on a quarterly basis and has a fixed quarterly component of $5 million and a variable component calculated as a percentage of the increase in the total capitalization value of Brookfield Renewable over an initial reference value (subject to an annual escalation by a specified inflation factor beginning on January 1, 2013). Total capitalization value as of December 31, 2014 is $11 billion, which against the initial reference value of $8 billion and factoring in the annual amount of $20 million (as adjusted for inflation), resulted in a management service fee payment for the year ended December 31, 2014 of $51 million (2013: $41 million, 2012: $36 million).

BRELP Voting Agreement

In 2011, we entered into a voting agreement with Brookfield pursuant to which Brookfield Renewable, through BRPL, has a number of voting rights, including the right to direct all eligible votes in the election of the directors of BRELP’s general partner.

Revenue Agreements

Contract Amendments

In 2011, two long-term power purchase agreements associated with the generating assets in Ontario held by the Mississagi Power Trust (“MPT”), and Great Lakes Power Limited (“GLPL”) were amended.

The amended GLPL power purchase agreement requires Brookfield to support the price that GLPL receives for energy generated by certain facilities in Canada at a price of C$82 per MWh subject to an annual adjustment equal to 40% of the Consumer Price Index (“CPI”) in the previous year.  The GLPL agreement has an initial term to 2029, and the contract automatically renews for successive 20-year periods with certain termination provisions.  If the contract is not terminated prior to 2029, the price under this agreement reverts back to the original C$68 per MWh subject to an annual adjustment equal to 40% of the CPI for each year.

The amended MPT power purchase agreement requires Brookfield to purchase the energy generated at a price of C$103 per MWh subject to an annual adjustment equal to 20% of the CPI in the previous year.  The MPT contract terminates on December 1, 2029 and MPT has been granted the unilateral option to terminate the agreement, on 120 days written notice, at certain times between 2017 and 2024.

Energy Revenue Agreement

In 2011, an agreement was entered into between Brookfield and Brookfield Power U.S. Holdings America Co. (“BPUSHA”) that indirectly owns substantially all of the U.S. facilities of Brookfield Renewable. Brookfield will support the price that BPUSHA receives for energy generated by certain facilities in the United States at a price $75 per MWh. This price is to be increased annually on January 1 by an amount equal to 40% of the increase in the CPI during the previous calendar year, but not exceeding an increase of 3% in any calendar year. This agreement will have an initial term of 20 years, with automatic renewals for successive 20-year periods with certain termination provisions.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

Other Revenue Agreements

Pursuant to a 20-year power purchase agreement, Brookfield purchases all energy from several power facilities in Maine and New Hampshire held by Great Lakes Holding America (“GLHA”) at $37 per MWh.  The energy rates are subject to an annual adjustment equal to 20% of the increase in the CPI during the previous year.

Pursuant to a 20-year power purchase agreement, Brookfield purchases all energy from Lievre Power in Quebec at C$68 per MWh.  The energy rates are subject to an annual adjustment equal to the lesser of 40% of the increase in the CPI during the previous calendar year or 3%.

Pursuant to a power guarantee agreement, Brookfield will purchase all energy from the two facilities of Hydro Pontiac Inc. at a price of C$68 per MWh, to be increased annually each calendar year beginning in 2010 by an amount equal to 40% of the increase in the CPI during the previous calendar year.  This power guarantee agreement is scheduled to commence in 2019 for one facility and in 2020 for the other, upon the expiration of existing power agreements.  This agreement has an initial term to 2029 and automatically renews for successive 20-year period with certain termination provisions.

Pursuant to a 10-year Wind Levelization agreement expiring in 2019, Brookfield mitigates any potential wind variation from the expected annual generation of 506 GWh with regards to the Prince Wind assets in Ontario.  Any excess generation compared to the expected generation results in a payment from Brookfield Renewable to Brookfield, while a shortfall would result in a payment from Brookfield to Brookfield Renewable.

Power Services Agreements

Power Agency Agreements

Certain Brookfield Renewable subsidiaries have entered into Power Agency Agreements appointing Brookfield as the exclusive agent of the owner in respect of the sales of electricity, including the procurement of transmission and other additional services.  In addition, Brookfield will schedule, dispatch and arrange for transmission of the power produced and the power supplied to third-parties in accordance with prudent industry practice. Pursuant to each Agreement, Brookfield will be entitled to be reimbursed for any third-party costs incurred, and, in certain cases, receives an additional fee for its services in connection with the sale of power and for providing the other services.

Energy Marketing Agreement

Brookfield has agreed to provide energy marketing services to Brookfield Renewable’s North American businesses. Under this Agreement, Brookfield Renewable pays an annual energy marketing fee of $18 million per year (subject to increase by a specified inflation factor beginning on January 1, 2013). See Note 21 - Direct operating costs.

Voting Agreements

Brookfield Renewable entered into voting agreements with Brookfield whereby Brookfield, as managing member of entities related to the Brookfield Americas Infrastructure Fund (the “BAIF Entities”) in which Brookfield Renewable holds investments in certain United States and Brazil power generating operations with institutional investors, agreed to assign to Brookfield Renewable their voting rights to elect the Boards of Directors of the BAIF Entities. Brookfield Renewable’s economic interests in the BAIF Entities in the United States and Brazil are 22% and 25%, respectively.

Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries whereby these subsidiaries, as managing members of entities related to Brookfield Infrastructure Fund II (the “BIF II Entities”) in which Brookfield Renewable holds investments in certain United States and Europe power

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

generating operations with institutional investors, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of the BIF II Entities. Brookfield Renewable’s economic interests in the BIF II Entities are between 40% and 50.1%.

The following table reflects the related party agreements and transactions on the consolidated statements of income (loss), for the year ended December 31:

(MILLIONS)	2014	2013	2012
Revenues
Power purchase and revenue agreements	$433	$456	$376
Wind levelization agreement	6	6	2
	$439	$462	$378
Direct operating costs
Energy purchases	$(9)	$(36)	$(40)
Energy marketing fee	(21)	(20)	(18)
Insurance services	(29)	(26)	(18)
	$(59)	$(82)	$(76)
Management service costs	$(51)	$(41)	$(36)

The following table reflects the impact of the related party agreements and transactions on the consolidated balance sheets as at December 31:

(MILLIONS)	Related party	2014	2013
Current assets
Due from related parties
Amounts due from	Brookfield	$54	$36
	Equity accounted investments and other	9	12
		$63	$48
Current liabilities
Due to related parties
Amount due to	Brookfield	$56	$48
Accrued distributions payable on LP
Units and Redeemable/Exchangeable
partnership units	Brookfield	21	62
Amount due to	Equity accounted investments and other	2	-
		$79	$110

Current assets

Amounts due from Brookfield are non-interest bearing, unsecured and due on demand.

Current liabilities

Amounts due to Brookfield are unsecured, payable on demand and relate to recurring transactions.

With the change in timing of the quarterly distributions that took effect in the first quarter of 2014, the distribution payable as at December 31, 2014 represents distributions declared with respect to one month in the fourth quarter of 2014. Distributions payable as at December 31, 2013 represented the distribution declared for the fourth quarter of 2013.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

10. EQUITY-ACCOUNTED INVESTMENTS

The following are Brookfield Renewable’s equity-accounted investments as at December 31:

	Principal place	Ownership	Carrying value
	of business	interest
(MILLIONS)%			2014	2013
Bear Swamp Power Co. L.L.C.	United States	50	$177	$138
Galera Centrais Eletricas S.A.	Brazil	50	38	58
Pingston Power Inc.	Canada	50	56	51
Brookfield Americas Infrastructure Fund Investees	United States		-	40
Brookfield Infrastructure Fund II Investees	United States,
	Europe	14 - 50	2	3
			$273	$290

The following table outlines the changes in Brookfield Renewable’s equity-accounted investments for the year ended December 31:

(MILLIONS)	2014	2013	2012
Balance, beginning of year	$290	$344	$405
Acquisitions (see Note 4):
California Wind Step Acquisition	-	-	(63)
California Hydro Step Acquisition	(39)	-	-
Canada Hydro Step Acquisition	-	(19)	-
Revaluation recognized through OCI	56	(15)	16
Share of OCI	1	1	-
Share of net income (loss)	3	9	(5)
Dividends declared	(27)	(18)	(12)
Foreign exchange loss	(11)	(12)	(5)
Other	-	-	8
Balance, end of year	$273	$290	$344

The following tables summarize certain financial information of equity-accounted investments:

(MILLIONS)		2014	2013
As at December 31:
Current assets		$42	$54
Property, plant and equipment, at fair value		708	726
Other assets		74	93
Current liabilities		27	27
Long-term debt		184	202
Other liabilities		70	64

(MILLIONS)	2014	2013	2012
For the year ended December 31
Revenue	$109	$110	$106
Net income (loss)	6	19	(12)
Share of net income (loss)
Cash earnings	26	21	13
Non-cash loss	(23)	(12)	(18)

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

11.   PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE

The following table presents a reconciliation of property, plant and equipment at fair value:

				Co-
(MILLIONS)	Hydroelectric(1)	Wind energy	CWIP	generation	Total
As at December 31, 2011	$12,079	$1,450	$386	$87	$14,002
Additions	2	-	315	-	317
Acquisitions through business combinations	618	581	175	-	1,374
Investment tax credit	(13)	(196)	-	-	(209)
Transfers and other	107	429	(558)	4	(18)
Items recognized through OCI
Change in fair value	637	62	82	(13)	768
Foreign exchange	(70)	40	(8)	2	(36)
Items recognized through net income
Change in fair value	(20)	(4)	-	11	(13)
Depreciation	(349)	(113)	-	(21)	(483)
As at December 31, 2012	$12,991	$2,249	$392	$70	$15,702
Additions	18	-	225	-	243
Acquisitions through business combinations	927	430	30	-	1,387
Investment tax credit	(24)	-	-	-	(24)
Transfers and other	183	(4)	(205)	-	(26)
Items recognized through OCI
Change in fair value	(215)	8	24	(19)	(202)
Foreign exchange	(672)	(90)	(25)	(2)	(789)
Items recognized through net income
Change in fair value	(21)	(3)	-	9	(15)
Depreciation	(381)	(142)	-	(12)	(535)
As at December 31, 2013	$12,806	$2,448	$441	$46	$15,741
Additions	7	34	173	-	214
Acquisitions through business combinations	1,325	1,057	34	-	2,416
Transfers and other	377	31	(423)	-	(15)
Items recognized through OCI
Change in fair value	1,587	57	-	-	1,644
Foreign exchange	(671)	(222)	(15)	(2)	(910)
Items recognized through net income
Change in fair value	22	1	-	1	24
Depreciation	(384)	(160)	-	(4)	(548)
As at December 31, 2014	$15,069	$3,246	$210	$41	$18,566

(1)       Includes intangible assets, the value of which is not material.

The fair value of Brookfield Renewable’s property, plant and equipment is calculated as described in Notes 2(f) - Property, plant and equipment and revaluation method and 2(n) - Critical estimates. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 2(o)(iii) - Critical judgments in applying

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

accounting policies – Property, plant and equipment. Brookfield Renewable has classified it’s property, plant and equipment under level 3 of the fair value hierarchy.

Discount rates, terminal capitalization rates and exit dates used in the valuation methodology, are provided in the following table:

	United States		Canada		Brazil
	2014	2013	2014	2013	2014	2013
Discount rate
Contracted	5.2%	5.8%	4.8%	5.1%	8.4%	9.1%
Uncontracted	7.1%	7.6%	6.7%	6.9%	9.7%	10.4%
Terminal capitalization rate(1)	7.1%	7.1%	6.5%	6.4%	N/A	N/A
Exit date	2034	2033	2034	2033	2029	2029

(1)            The terminal capitalization rate applies only to hydroelectric assets in the United States and Canada.

The following table summarizes the impact of a change in discount rates and terminal capitalization rates on the fair value of property, plant and equipment:

(BILLIONS)	2014	2013
50 bps increase in discount rates	$(1.3)	$(1.1)
50 bps decrease in discount rates	1.5	1.3

50 bps increase in terminal capitalization rate(1)	(0.3)	(0.3)
50 bps decrease in terminal capitalization rate(1)	0.4	0.3

(1)        The terminal capitalization rate applies only to hydroelectric assets in the United States and Canada.

Terminal values are included in the valuation of hydroelectric assets in the United States and Canada.  For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset without consideration of potential renewal value. The weighted-average remaining duration at December 31, 2014, is 15 years (2013: 16 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil.

The following table summarizes the percentage of total generation contracted under power purchase agreements:

	United States	Canada	Brazil
1 - 10 years	55%	88%	48%
11 - 20 years	43%	66%	38%

The following table summarizes power prices from long-term power purchase agreements that are linked specifically to the related power generating assets:

Per MWh(1)	United States	Canada		Brazil
1 - 10 years	$90	C$	91	R$	247
11 - 20 years	$103	C$	96	R$	361

(1)            Assumes nominal prices based on weighted-average generation.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

The following table summarizes the estimates of future electricity prices:

Per MWh(1)	United States	Canada		Brazil
1 - 10 years	$74	C$	105	R$	261
11 - 20 years	$120	C$	134	R$	382

(1)            Assumes nominal prices based on weighted-average generation.

A 5% change in the estimates of future electricity prices would increase or decrease the fair value of property, plant and equipment by approximately $500 million.

Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the year 2020. A one year change would increase or decrease the fair value of property, plant and equipment by approximately $225 million.

Had Brookfield Renewable’s revalued property, plant and equipment been measured on a historical cost basis, the carrying amounts, net of accumulated depreciation would have been as follows at December 31:

(MILLIONS)	2014	2013
Hydroelectric	$6,435	$5,305
Wind	2,729	1,935
Other(1)	267	386
	$9,431	$7,626

(1)       Included within the “Other” category are gas-fired generating units and CWIP.

12.  OTHER LONG-TERM ASSETS

The composition of Brookfield Renewable’s other long-term assets as at December 31 is presented in the following table:

		Accumulated
	Cost	Amortization	Net Book Value	Net book value
(MILLIONS)	2014			2013
Water rights	$-	$-	$-	$74
Restricted cash	81	-	81	75
Available-for-sale investments	31	-	31	-
Unamortized financing fees	37	(28)	9	11
Other	39	(4)	35	50
	$188	$(32)	$156	$210

Brookfield Renewable is required to pay the Brazilian Federal Government for the usage of public assets (“Water rights”) over the concession terms associated with certain of its Brazilian facilities. Water rights are monetarily adjusted by the Brazilian General Market Price Index. During the year ended December 31, 2014, the concession agreement associated with a facility was terminated, and accordingly, as at December 31, 2014, an asset of $nil million (2013: $74 million) was included in other long-term assets and corresponding liability of $13 million associated with another of the facilities was recorded within other long-term liabilities (Note 16) (2013: $89 million).

At December 31, 2014, $81 million of restricted cash (2013: $75 million) was held to satisfy lease payments and credit agreements.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

13.  accounts payable and accrued liabilities

Brookfield Renewable’s accounts payable and accrued liabilities as at December 31 are as follows:

(MILLIONS)	2014	2013
Operating accrued liabilities	$131	$101
Interest payable on corporate and subsidiary borrowings	44	49
Accounts payable	29	31
LP Unitholders’ distribution and preferred dividends payable(1)	19	40
Other	30	8
	$253	$229

(1)       Includes amounts payable only to external LP Unitholders. Amounts payable to Brookfield are included in due to related parties. Refer to Note 9 - Related party transactions.

14.  LONG-TERM DEBT AND CREDIT FACILITIES

The composition of debt obligations as at December 31 is presented in the following table:

	2014			2013
	Weighted-average			Weighted-average
	Interest	Term		Interest	Term
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)		rate (%)	(years)
Corporate borrowings
Series 3 (CDN$200)	5.3	3.8	$172	5.3	4.8	$188
Series 4 (CDN$150)	5.8	21.9	129	5.8	22.9	141
Series 6 (CDN$300)	6.1	1.9	258	6.1	2.9	282
Series 7 (CDN$450)	5.1	5.8	388	5.1	6.8	424
Series 8 (CDN$400)	4.8	7.1	344	4.8	8.1	377
	5.3	6.7	$1,291	5.3	7.7	$1,412
Subsidiary borrowings
United States	5.3	8.3	$3,468	6.0	9.7	$2,826
Canada	5.7	13.8	1,798	5.8	15.2	1,877
Brazil	7.3	10.4	189	7.4	11.1	238
Europe	3.5	12.5	594	-	-	-
	5.3	10.4	$6,049	6.0	11.8	$4,941
Credit facilities	1.4	4.5	$401	1.4	3.8	$311
Total debt			$7,741			$6,664
Add: Unamortized premiums(1)			8			11
Less: Unamortized financing fees(1)			(71)			(52)
Less: Current portion			(256)			(517)
			$7,422			$6,106

(1)            Unamortized premiums and unamortized financing fees are amortized to interest expense over the terms of the borrowing.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

Future maturities of Brookfield Renewable’s debt obligations, for each of the next five years and thereafter are as follows:

(MILLIONS)	2015	2016	2017	2018	2019	Thereafter	Total
Corporate borrowings(1)	$-	$258	$-	$172	$-	$861	$1,291
Subsidiary borrowings(1)
United States	147	347	784	777	67	1,346	3,468
Canada	53	135	49	54	52	1,455	1,798
Brazil	23	22	21	20	19	84	189
Europe	33	36	40	41	44	400	594
	256	798	894	1,064	182	4,146	7,340
Credit facilities	-	-	-	-	401	-	401
	$256	$798	$894	$1,064	$583	$4,146	$7,741

(1)            Subsidiary borrowings and corporate borrowings include $8 million and $71 million of unamortized premiums and deferred financing fees, respectively.

Future maturities of borrowings for interests accounted for on an equity-accounted basis for each of the next five years and thereafter are as follows:

(MILLIONS)	2015	2016	2017	2018	2019	Thereafter	Total
United States	$-	$-	$125	$-	$-	$-	$125
Canada	30	-	-	-	-	-	30
	$30	$-	$125	$-	$-	$-	$155

The unamortized financing fees of each debt obligation as at December 31 are as follows:

(MILLIONS)	2014	2013	2012
Corporate borrowings
Unamortized financing fees, beginning of year	$6	$8	$6
Additional financing fees	-	-	3
Amortization of financing fees	(1)	(2)	(1)
Unamortized financing fees, end of year	$5	$6	$8
Subsidiary borrowings
Unamortized financing fees, beginning of year	$46	$46	$49
Additional financing fees	39	17	15
Amortization of financing fees	(13)	(17)	(18)
Other	(6)	-	-
Unamortized financing fees, end of year	$66	$46	$46
Total	$71	$52	$54

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

Long-term debt and credit facilities are recorded at amortized cost.

The following table provides information about management’s best estimate of the fair value of long-term debt and credit facilities as at December 31:

	2014		2013
(MILLIONS)	Carrying value(1)	Fair value	Carrying value(1)	Fair value
Corporate borrowings	$1,286	$1,428	$1,406	$1,535
Subsidiary borrowings
United States	$3,435	$3,769	$2,804	$2,988
Canada	1,784	2,013	1,864	2,056
Brazil	189	189	238	238
Europe	583	634	-	-
	5,991	6,605	4,906	5,282
Credit facilities	401	401	311	311
	$7,678	$8,434	$6,623	$7,128

(1)            Net of unamortized financing fees and premium.

Corporate borrowings

Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Energy Partners ULC (“BREP Finance”) (Note 23  - Subsidiary public issuers). BREP Finance may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by BREP Finance are unconditionally guaranteed by Brookfield Renewable, BRELP and certain other subsidiaries.

Subsidiary borrowings

Subsidiary borrowings are generally asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Subsidiary borrowings in the United States, Canada and Europe consist of both fixed and floating interest rate debt.  Brookfield Renewable uses interest rate swap agreements to minimize its exposure to floating interest rates.  Subsidiary borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo, the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate, plus a margin.

During the year ended December 31, 2014, Brookfield Renewable completed the following financings:

In January 2014, the $279 million bridge loan associated with a 360 MW operating hydroelectric portfolio located in New England was refinanced to July 2017 at LIBOR plus 2.25%.

In February 2014, as part of the Maine Hydro acquisition, $140 million of financing was obtained through a bond issuance with a 5.5% interest rate maturing in February 2024.

In March 2014, Brookfield Renewable up-financed indebtedness associated with a 349 MW Ontario hydroelectric portfolio through the issuance of C$90 million of senior and C$60 million of subordinate bonds with interest rates of 3.8% and 5.0%, respectively, maturing in June 2023.

In June 2014, Brookfield Renewable refinanced a $125 million debt facility associated with a 167 MW hydroelectric portfolio in New England through the issuance of 8-year notes maturing in January 2022 at a fixed rate of 4.59%.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

In June 2014, as part of the acquisition of the 326 MW Irish wind portfolio, Brookfield Renewable assumed a €169 million ($232 million) loan with a fixed interest rate of 4.6%, including the related interest rate swaps, maturing in December 2026.

In August 2014, Brookfield Renewable secured a €160 million ($210 million) term loan for 153 MW of its wind facilities in Ireland with an initial fixed interest rate of 2.9%, including the related interest rate swaps, maturing in December 2026.

In October 2014, Brookfield Renewable secured a $560 million term loan associated with Pennsylvania Hydro. A portion of the proceeds was used primarily to prepay the high-yielding $65 million bond initially assumed in connection with the Pennsylvania Hydro Step Acquisition. The debt bears interest at LIBOR plus 1.75%, with the margin increasing 25 basis points annually, and matures in June 2018.

In November 2014, Brookfield Renewable secured an 18-month extension on a $250 million term loan associated with a hydroelectric portfolio in Tennessee and North Carolina with a fixed interest rate of 3.20%, including the related interest rate swaps, and maturing in May 2016.

In December 2014, Brookfield Renewable secured a €188 million ($227 million) construction and term loan for 137 MW of its development projects in Ireland. An amount of €168 million ($203 million) was initially drawn on the loan at a rate of 2.82%, maturing in December 2027.

Credit facilities

In August 2014, Brookfield Renewable extended the maturity for $1,280 million of its corporate credit facilities to June 2019 and reduced the applicable margin by five basis points from 1.25% to 1.20%. The credit facilities are used for general working capital purposes. The credit facility is available by way of advances in Canadian dollars, U.S. dollars, Euro (€) or British Pound Sterling (£) in the form of (i) Canadian prime rate loans (ii) U.S. base rate loans (iii) bankers’ acceptance (“BA”) rate loans (iv) LIBOR loans (v) EURIBOR loans and (vi) letters of credit. Refer to Note 25 – Commitments, contingencies and guarantees for further details. The credit facility bears interest at the applicable BA rate, LIBOR or EURIBOR plus an applicable margin. The applicable margin is tiered on the basis of Brookfield Renewable’s unsecured long-term debt rating. Standby fees are charged on the undrawn balance.

In addition, Brookfield Asset Management provided a $200 million committed unsecured revolving credit facility maturing in December 2015, at LIBOR plus 2%.

Brookfield Renewable and its subsidiaries issue letters of credit from some of its credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts.

The following table summarizes the available portion of credit facilities as at December 31:

(MILLIONS)	2014	2013
Authorized credit facilities	$1,480	$1,480
Draws on credit facilities(1)	(401)	(311)
Issued letters of credit	(227)	(212)
Available portion of credit facilities	$852	$957

(1)            Amounts are unsecured and revolving. Interest rate is at the LIBOR plus 1.20% (December 31, 2013: 1.25%).

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

15.  Income taxes

The major components of income tax recovery (expense) for the year ended December 31 are as follows:

(MILLIONS)	2014	2013	2012
Income tax recovery (expense) applicable to:
Current taxes
Attributed to the current period	$(18)	$(19)	$(14)
Deferred taxes
Income taxes - origination and reversal of temporary differences	$30	$24	$82
Relating to change in tax rates / imposition of new tax laws	15	14	(5)
Relating to unrecognized temporary differences and tax losses	(16)	(20)	(23)
	$29	$18	$54
Total income tax recovery (expense)	$11	$(1)	$40

The major components of deferred income tax recovery (expense) for the year ended December 31 recorded directly to OCI are as follows:

(MILLIONS)	2014	2013	2012
Deferred income taxes attributed to:
Financial instruments designated as cash flow hedges	$12	$(11)	$(1)
Other	(8)	-	-
Revaluation surplus
Origination and reversal of temporary differences	(408)	98	(218)
Relating to changes in tax rates / imposition of new tax laws	38	6	(6)
	$(366)	$93	$(225)

Brookfield Renewable’s effective income tax (expense) recovery for the year ended December 31 is different from its recovery at its statutory income tax rate due to the differences below:

(MILLIONS)	2014	2013	2012
Statutory income tax (expense) recovery(1)	$(66)	$(76)	$47
(Reduction) increase resulting from:
Increase in tax assets not recognized	(16)	(20)	(23)
Deemed profit method differences in Brazil	8	12	7
Differences between statutory rate and future tax rate	65	69	25
Losses (gains) recorded not taxable to Brookfield Renewable	11	13	(24)
Other	9	1	8
Effective income tax recovery (expense)	$11	$(1)	$40

(1)            Statutory income tax (expense) recovery is calculated at the domestic rates applicable to the profits in the country concerned.

The above reconciliation has been prepared by aggregating the information for all of Brookfield  Renewable’s subsidiaries using the domestic rate in each tax jurisdiction.

The taxable temporary difference attributable to the Brookfield Renewable’s interest in its subsidiaries, associates, and joint ventures is $376 million.

Brookfield Renewable’s effective income tax rate was 5.76% for the year ended December 31, 2014 (2013: 0.46%). The effective tax rate is less than the statutory rate primarily due to rate differentials and non-controlling interests income not subject to tax.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

The following table details the expiry date, if applicable, of the unrecognized deferred tax assets as at December 31:

(MILLIONS)	2014	2013
2015 to 2019	$1	$1
2020 and thereafter	77	62
	$78	$63

The deferred tax assets and liabilities of the following temporary differences have been recognized in the consolidated financial statements for the year ended December 31:

		Recognized
		in Net
	Jan 1,	income	Recognized	Business	Foreign	Dec 31,
(MILLIONS)	2014	(loss)	in Equity	Combinations	Exchange	2014
Non-capital losses	$341	$46	$15	$10	$(9)	$403
Amount available for future
deductions	110	(12)	-	-	(10)	88
Difference between tax and carrying
value	(2,599)	(5)	(366)	(130)	114	(2,986)
Net deferred tax (liabilities) assets	$(2,148)	$29	$(351)	$(120)	$95	$(2,495)

		Recognized
		in Net
	Jan 1,	income	Recognized	Business	Foreign	Dec 31,
(MILLIONS)	2013	(loss)	in Equity	Combinations	Exchange	2013
Non-capital losses	$270	$32	$7	$41	$(9)	$341
Amount available for future
deductions	131	(13)	-	-	(8)	110
Difference between tax and carrying
value	(2,669)	(1)	97	(123)	97	(2,599)
Net deferred tax (liabilities) assets	$(2,268)	$18	$104	$(82)	$80	$(2,148)

		Recognized
		in Net
	Jan 1,	income	Recognized	Business	Foreign	Dec 31,
(MILLIONS)	2012	(loss)	in Equity	Combinations	Exchange	2012
Non-capital losses	$168	$97	$-	$-	$5	$270
Amount available for future
deductions	138	(14)	-	-	7	131
Difference between tax and carrying
value	(2,367)	(29)	(225)	(2)	(46)	(2,669)
Net deferred tax (liabilities) assets	$(2,061)	$54	$(225)	$(2)	$(34)	$(2,268)

The deferred income tax liabilities includes $2,650 million (2013: $2,283 million) of liabilities which relate to property, plant and equipment revaluations included in equity.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

16.  OTHER LONG-TERM liabilities

Brookfield Renewable’s other long-term liabilities as at December 31 are comprised of the following:

(MILLIONS)	2014	2013
Concession payment liability	$13	$89
Decommissioning retirement obligations	48	28
Pension obligations (Note 20)	63	33
Other	23	13
	$147	$163

At December 31, 2014, Brookfield Renewable recorded a liability associated with a future obligation relating to concession payments of $13 million (2013: $89 million). During the year ended December 31, 2014, the concession agreement associated with one of the facilities in Brazil was terminated. The future obligation is being settled through monthly payments made over the concession term.

Brookfield Renewable has recorded decommissioning retirement obligations associated with certain power generating assets. The estimated cost of decommissioning activities is based on a third party assessment. The decommissioning retirement obligation of $48 million at December 31, 2014 (2013: $28 million) has been established for hydroelectric and wind operation sites in Canada and United States that are expected to be restored between the years 2031 to 2138.

17. CAPITAL MANAGEMENT

Brookfield Renewable’s primary capital management objectives are to ensure the sustainability of its capital to support continuing operations, meet its financial obligations, allow for growth opportunities and provide stable distributions to its LP Unitholders. Brookfield Renewable’s capital is monitored through total debt to capitalization which is defined as the total long-term debt and credit facilities divided by total long-term debt and credit facilities plus equity.

Brookfield Renewable has provided covenants to certain of its lenders for its corporate borrowings and credit facilities. The covenants require Brookfield Renewable to meet minimum debt to capitalization ratios.  Subsidiaries of Brookfield Renewable have provided covenants to certain of their lenders for their property-specific borrowings. These covenants vary from one credit agreement to another and include ratios that address debt service coverage. Certain lenders have also put in place requirements that oblige Brookfield Renewable and its subsidiaries to maintain debt and capital expenditure reserve accounts. The consequences to the subsidiaries as a result of failure to comply with their covenants could include a limitation of distributions from the subsidiaries to Brookfield Renewable, as well as repayment of outstanding debt. Brookfield Renewable is dependent on the distributions made by its subsidiaries to service its debt.

Financial covenants associated with Brookfield Renewable’s various banking and credit arrangements are reviewed regularly and controls are in place to maintain compliance with these covenants. Brookfield Renewable complied with all material financial covenants for the years ended December 31, 2014, 2013 and 2012.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

Brookfield Renewable’s strategy during 2014, which was unchanged from 2013, was to maintain the measure set out in the following schedule as at December 31:

(MILLIONS)	2014	2013
Total debt
Current portion of long-term debt	$256	$517
Long-term debt and credit facilities	7,422	6,106
	7,678	6,623
Deferred income tax liabilities, net(1)	2,495	2,148
Preferred equity	728	796
Participating non-controlling interests - in operating subsidiaries	2,062	1,303
General partnership interest in a holding subsidiary held by
Brookfield	59	54
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable units held by Brookfield	2,865	2,657
Limited partners' equity	3,167	2,726
Total capitalization	$19,054	$16,307
Debt to total capitalization	40%	41%

(1)            Deferred income tax liabilities minus deferred income tax asset.

18. Non-controlling interests

Brookfield Renewable’s non-controlling interests are comprised of the following as at December 31:

(MILLIONS)	2014	2013
Preferred equity	$728	$796
Participating non-controlling interests - in operating subsidiaries	2,062	1,303
General partnership interest in a holding subsidiary held by Brookfield	59	54
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	2,865	2,657
Total	$5,714	$4,810

Preferred equity

Brookfield Renewable’s preferred equity as at December 31 consists of Class A Preference Shares as follows:

			Earliest
		Cumulative	permitted	Dividends declared
	Shares	dividend	redemption	For the year ended
(MILLIONS)	outstanding	rate	date	2014	2013	2014	2013
Series 1 (CDN$250)	10	5.25%	Apr 30, 2015	$12	$13	$214	$234
Series 3 (CDN$250)	10	4.40%	Jul 31, 2019	10	11	214	234
Series 5 (CDN$175)	7	5.00%	Apr 30, 2018	8	8	150	164
Series 6 (CDN$175)	7	5.00%	Jul 31, 2018	8	5	150	164
	34			$38	$37	$728	$796

The holders of the Series 1 preferred shares are entitled to receive fixed cumulative dividends. The dividend rate will reset on April 30, 2015 and every five years thereafter at a rate equal to the then five-year Government of Canada Bond yield plus 2.62%.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

The holders of the Series 3 preferred shares are entitled to receive fixed cumulative dividends.  The dividend will reset on July 31, 2019 and every five years thereafter at a rate equal to the then five year Government of Canada Bond yield plus 2.94%.

The holders of Series 1 and Series 3 preferred shares will have the right, at their option, to convert their shares into Class A preferred shares, Series 2 and Series 4, respectively, on a one-for-one basis on the earliest permitted redemption date and every five years thereafter. The holders of the Series 2 and Series 4 preferred shares will be entitled to receive floating rate cumulative preferential cash dividends, equal to the T-Bill Rate plus 2.62% and T-Bill Rate plus 2.94%, respectively.

The holders of the Series 5 and 6 preferred shares are entitled to receive fixed cumulative dividends.

Brookfield Renewable, BRELP and certain holding company subsidiaries fully and unconditionally guarantee the payment of dividends on all of the Class A Preference Shares, the amount due on redemption, and the amounts due on the liquidation, dissolution or winding-up of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”).

The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at December 31, 2014, none of the issued Class A Preference Shares have ever been redeemed by BRP Equity.

Participating non-controlling interests – in operating subsidiaries

The net change in participating non-controlling interests – in operating entities is as follows:

	Brookfield
	Americas	Brookfield		Brookfield
	Infrastructure	Infrastructure	The Catalyst	Energia
(MILLIONS)	Fund	Fund II	Group	Renovável	Other	Total
As at December 31, 2011	$380	$-	$167	$74	$8	$629
Net income	(44)	-	2	2	-	(40)
OCI	24	-	(28)	(7)	25	14
Capital contributions(1)	447	-	-	-	8	455
Distributions	-	-	(18)	(6)	-	(24)
Other	(1)	-	-	(5)	-	(6)
As at December 31, 2012	$806	$-	$123	$58	$41	$1,028
Net income	21	1	18	1	-	41
OCI	133	(2)	(26)	(10)	4	99
Capital contributions(1)	51	214	-	-	-	265
Distributions	(119)	-	-	(3)	-	(122)
Other	(1)	(6)	1	-	(2)	(8)
As at December 31, 2013	$891	$207	$116	$46	$43	$1,303
Net income	14	22	14	-	1	51
OCI	54	187	8	-	10	259
Capital contributions(1)	-	610	-	-	-	610
Distributions	(45)	(89)	(12)	(3)	-	(149)
Other	-	-	-	(11)	(1)	(12)
As at December 31, 2014	$914	$937	$126	$32	$53	$2,062
Interests held by third parties	75-80%	50-60%	25%	24-30%	23-50%

(1)         Capital contributions from non-controlling interests are for the purposes of acquisitions and fund expenses of Brookfield Americas Infrastructure Fund and Brookfield infrastructure Fund II.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

The following tables summarize certain financial information of operating subsidiaries that have non-controlling interests that are material to Brookfield Renewable:

	Brookfield
	Americas	Brookfield
	Infrastructure	Infrastructure	The Catalyst
(MILLIONS)	Fund	Fund II	Group	Other	Total
Interests held by third parties	75-80%	50-60%	25%	23-50%
Place of business				United States
	United States	United States		Brazil
	Brazil	Europe	United States	Canada
For the year ended December 31, 2012:
Revenue	$86	$-	$137	$30	$253
Net (loss) income	(55)	-	10	6	(39)
Total comprehensive (loss) income	(60)	-	(103)	111	(52)
Net (loss) income allocated to
non-controlling interests	(44)	-	2	2	(40)
For the year ended December 31, 2013:
Revenue	$195	$74	$188	$25	$482
Net income	23	2	72	2	99
Total comprehensive income (loss)	258	(1)	(15)	2	244
Net income allocated to
non-controlling interests	21	1	18	1	41
As at December 31, 2013:
Property, plant and equipment, at fair value	$1,841	$735	$1,039	$520	$4,135
Total assets	1,973	794	1,161	575	4,503
Total borrowings	784	349	578	56	1,767
Total liabilities	830	379	597	80	1,886
Carrying value of non-controlling interests	$891	$207	$116	$89	$1,303

For the year ended December 31, 2014:
Revenue	$164	$211	$162	$31	$568
Net income	18	46	56	3	123
Total comprehensive income	85	422	87	45	639
Net income allocated to
non-controlling interests	14	22	14	1	51
As at December 31, 2014:
Property, plant and equipment, at fair value	$1,959	$3,316	$1,049	$494	$6,818
Total assets	2,021	3,572	1,159	529	7,281
Total borrowings	777	1,617	539	53	2,986
Total liabilities	853	1,946	556	73	3,428
Carrying value of non-controlling interests	$914	$937	$126	$85	$2,062

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

The following table summarizes certain financial information regarding General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield:

(MILLIONS)	2014	2013	2012
For the year ended December 31:
Revenue	$1,704	$1,706	$1,309
Net income (loss)	203	215	(95)
Comprehensive income (loss)	1,071	(333)	332
Net income (loss) allocated to(1):
GP interest	1	1	(1)
Redeemable/Exchangeable partnership units	55	67	(35)
As at December 31:
Property, plant and equipment, at fair value	$18,566	$15,741
Total assets	19,849	16,999
Total borrowings	7,678	6,623
Total liabilities	10,968	9,463
Carrying value of(2):
GP interest	59	54
Redeemable/Exchangeable partnership units	2,865	2,657

(1)         Allocated based on weighted-average GP interest, Redeemable/Exchangeable partnership units and LP Units of 2.7 million, 129.7 million, and 138.8 million, respectively (2013 and 2012: 2.7 million, 129.7 million, and 132.9 million, respectively).

(2)         Allocated based on outstanding GP interest, Redeemable/Exchangeable partnership units and LP Units of 2.7 million, 129.7 million, and 143.4 million, respectively (2013: 2.7 million, 129.7 million, and 133.0 million, respectively).

As at December 31, 2014, general partnership units, representing the 1% general partnership interest in BRELP held by Brookfield (“GP interest”), and Redeemable/Exchangeable partnership units outstanding were 2,651,506 (December 31, 2013: 2,651,506) and 129,658,623 (December 31, 2013: 129,658,623), respectively.

Distributions

The composition of the distributions for the year ended December 31 is presented in the following table:

(MILLIONS, EXCEPT AS NOTED)	2014	2013
General partnership interest in a holding subsidiary held by Brookfield	$4	$4
Incentive distribution	2	-
	$6	$4

Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	$201	$188
	$207	$192

General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable partnership units held by Brookfield

Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP Unit distributions exceed $0.4225 per LP Unit, the incentive distribution is equal to 25% of distributions above this threshold.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

Consolidated equity includes Redeemable/Exchangeable partnership units and the GP interest. The Redeemable/Exchangeable partnership units are held 100% by Brookfield, which at its discretion has the right to redeem these units for cash consideration. No Redeemable/Exchangeable partnership units have been redeemed for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP Units of Brookfield Renewable, the Redeemable/Exchangeable partnership units are classified as equity in accordance with IAS 32, Financial Instruments: Presentation. The Redeemable/Exchangeable partnership units and GP interest are presented as non-controlling interests since they provide Brookfield the direct economic benefits and exposures to the underlying performance of BRELP. The LP Units issued by Brookfield Renewable and  the Redeemable/Exchangeable partnership units issued by its subsidiary BRELP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable/Exchangeable partnership units and the GP interest participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of Brookfield Renewable.

Issuance of LP Units

On June 10, 2014, Brookfield Renewable completed a bought deal LP Unit offering which included 10,250,000 LP Units at a price of C$31.70 per LP Unit for gross proceeds of C$325 million ($297 million) (the “Offering”).  Brookfield Renewable incurred C$13 million ($12 million) in transaction costs associated with the Offering. Proceeds from the Offering were used to purchase additional limited partnership units of BRELP. The excess of the consideration paid over the carrying value of the additional limited partnership units of BRELP purchased by Brookfield Renewable resulted in adjustments to the General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable partnership units held by Brookfield of $1 million and $37 million, respectively. BRELP ultimately used the net proceeds to repay outstanding indebtedness and for general corporate purposes.

19. LIMITED PARTNERS’ EQUITY

Limited partners’ equity

As at December 31, 2014, LP Units outstanding were 143,356,854 (December 31, 2013: 132,984,913) including 40,026,986 (December 31, 2013: 40,026,986) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.

During 2012, a distribution re-investment plan was implemented, allowing holders of LP Units who are resident in Canada to acquire additional LP Units by reinvesting all or a portion of their cash distributions without paying commissions. During the year ended December 31, 2014, 121,941 LP Units (2013: 82,997 LP Units) were issued.

As a result of the Offering (Note 18), Brookfield’s direct and indirect interest of  169,685,609 LP Units and Redeemable/Exchangeable partnership units, now represents  approximately 62%  of Brookfield Renewable on a fully-exchanged basis.

On an unexchanged basis, Brookfield holds a 28% direct limited partnership interest in Brookfield Renewable, a 47% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units and a direct 1% GP interest in BRELP.

Distributions

Distributions may be made by the general partner of Brookfield Renewable with the exception of instances that there is insufficient cash available, payment rends Brookfield Renewable unable to pay its debt or payment of which might leave Brookfield Renewable unable to meet any future contingent obligations.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

For the year ended December 31, 2014, Brookfield Renewable declared distributions on its LP Units of $216 million or $1.55 per LP Unit (2013: $193 million or $1.45 per LP Unit; 2012: $183 million or $1.38 per LP Unit).

The composition of the distribution is presented in the following table:

(MILLIONS)	2014	2013
Brookfield	$62	$58
External LP Unitholders	154	135
	$216	$193

20. PENSION AND EMPLOYEE FUTURE BENEFITS

Brookfield Renewable offers a number of pension plans to its employees, as well as certain health care, dental care, life insurance and other benefits to certain retired employees pursuant to Brookfield Renewable’s policy.  The plans are funded by contributions from Brookfield Renewable and from plan members.  Pension benefits are based on length of service and final average earnings and some plans are indexed for inflation after retirement. The pension plans relating to employees of Brookfield Renewable have been included in the consolidated financial statements.

The Brookfield Renewable Pension Governance Committee (BRGC) is responsible for the implementation of strategic decisions and monitoring of the administration of Brookfield Renewable’s defined benefit pension plans.  Specifically, the BRGC will establish the investment strategies, approve the funding policies as well as assess that Brookfield Renewable has complied with all applicable law, fiduciary, reporting and disclosure requirements.

Actuarial valuations for Brookfield Renewable’s pension plans are required as per governing provincial or federal regulations. For Québec and the United States registered plans, actuarial valuations are required annually. For Ontario registered plans, actuarial valuations are required on a triennial basis if the funding level of the plan is above a certain threshold. Currently, all Ontario registered plans are on a triennial schedule. The dates of the most recent actuarial valuations for Brookfield Renewable’s pension and non-pension benefit plans range from November 1, 2013 to July 1, 2014. Brookfield Renewable measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year.

The benefit liabilities represent the amount of pension and other employee future benefits that Brookfield Renewable’s employees and retirees have earned at year-end. The benefit obligation under these plans is determined through periodic actuarial reports which were based on the assumptions indicated in the following table.

Actuarial assumptions as at December 31:

	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
	2014		2013		2012
	(%)		(%)		(%)
Discount rate	2.6 - 4.2	4.0 - 4.3	4.0 - 5.0	4.9 - 5.0	3.5 - 4.5	4.1 - 4.5
Rate of price inflation	2.0 - 2.5	N/A	2.0 - 2.5	N/A	2.0 - 2.8	N/A
Rate of compensation
increases	2.5 - 4.0	3.0 - 4.0	2.5 - 4.0	3.0 - 3.0	3.0 - 4.0	3.0 - 3.0
Health care trend rate(1)	N/A	6.5 - 7.2	N/A	6.5 - 7.7	N/A	6.4 - 7.8

(1)         Assumed immediate trend rate at year end.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

Plan obligations and the annual pension expense are determined on an actuarial basis and are affected by numerous assumptions and estimates including the market value of plan assets, estimates of the long-term rate of return on plan assets, discount rates, rate of compensation increases and other assumptions. The discount rate, rate of price inflation and inflation-linked assumptions and health care cost trend rate are the assumptions that generally have the most significant impact on the benefit obligations.

The discount rate for benefit obligation purposes is the rate at which the pension obligation could be effectively settled. Rate of compensation increases reflect the best estimate of merit increases to be provided, consistent with assumed inflation rates.

A 50 basis point change in the assumptions mentioned before, used for the calculation of the benefit obligations as at December 31, 2014, would result in the following increase (decrease) of the benefit obligations:

	Defined benefit	Non-pension
(MILLIONS)	pension plans	benefit plans
Discount rate
50 basis point increase	(8)	(3)
50 basis point decrease	9	4
Rate of price inflation and inflation-linked assumptions
50 basis point increase	4	N/A
50 basis point decrease	(3)	N/A
Health care cost trend rate
50 basis point increase	N/A	3
50 basis point decrease	N/A	(3)

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

Expense recognized in the consolidated statements of income (loss) and consolidated statements of comprehensive income (loss) for the year ended December 31:

	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
(MILLIONS)	2014		2013		2012
Current service costs	$3	$1	$2	$1	$2	$1
Past service costs	1	2	1	(1)	-	2
Interest expense	-	1	1	1	1	1
Administrative expenses	1	-	1	-	1	-
Recognized in consolidated
statement of income (loss)	5	4	5	1	4	4
Remeasurement of the net
defined benefit liability:
Return on plan assets	(4)	-	(7)	-	(2)	-
Actuarial changes arising
from changes in
demographic assumptions	1	2	2	-	-	1
Actuarial changes arising
from changes in
financial assumptions	8	3	(4)	(3)	7	2
Experience adjustments	(2)	-	-	-	1	(1)
Recognized in consolidated
statement of comprehensive
income (loss)	3	5	(9)	(3)	6	2
Total	$8	$9	$(4)	$(2)	$10	$6

The amounts included in the consolidated balance sheets arising from Brookfield Renewable’s obligations in respect of its defined benefit plans are as follows:

	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
(MILLIONS)	2014		2013		2012
Present value of defined
benefit obligation	$128	$43	$80	$27	$82	$29
Fair value of plan assets	(108)	-	(74)	-	(64)	-
Net liability	$20	$43	$6	$27	$18	$29

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

Defined benefit obligations

The movement in the defined benefit obligation for the year ended December 31 is as follows:

	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
(MILLIONS)	2014		2013		2012
Balance, beginning of year	$80	$27	$82	$29	$73	$23
Current service cost	3	1	2	1	2	1
Past service cost	1	2	1	(1)	-	2
Interest expense	4	1	4	1	4	1
Remeasurement losses (gains)
Actuarial changes arising
from changes in
demographic assumptions	1	2	2	-	-	1
Actuarial changes arising
from changes in
financial assumptions	8	3	(4)	(3)	7	2
Experience adjustments	(2)	-	-	-	1	(1)
Benefits paid	(4)	(1)	(3)	(1)	(3)	(1)
Business combination	42	10	-	1	(2)	-
Exchange differences	(5)	(2)	(4)	-	-	1
Balance, end of year	$128	$43	$80	$27	$82	$29

Expected employer’s contributions to the defined benefit plans for the year ended December 31, 2015 are $8 million.

Fair value of plan assets

The movement in the fair value of plan assets for the year ended December 31 is as follows:

	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
(MILLIONS)	2014		2013		2012
Balance, beginning of year	$74	$-	$64	$-	$56	$-
Interest income	4	-	3	-	3	-
Return on plan assets	4	-	7	-	2	-
Employer contributions	8	1	7	1	7	1
Business combination	28	-	-	-	(2)	-
Benefits paid	(4)	(1)	(3)	(1)	(3)	(1)
Exchange differences	(6)	-	(4)	-	1	-
Balance, end of year	$108	$-	$74	$-	$64	$-

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

The composition of plan assets as at December 31 is as follows:

	2014	2013
	(%)	(%)
Asset category:
Equity securities	49	69
Debt securities	36	31
Mutual funds	15	-
	100	100

21. DIRECT OPERATING COSTS

Brookfield Renewable’s direct operating costs for the year ended December 31 are comprised of the following:

(MILLIONS)	2014	2013	2012
Operations, maintenance and administration	$353	$331	$292
Water royalties, property taxes and other	130	137	112
Fuel and power purchases	20	42	64
Energy marketing fees (Note 9)	21	20	18
Total direct operating costs	$524	$530	$486

The remuneration of key management personnel of Brookfield Renewable for the years ended December 31, was as follows:

(MILLIONS)	2014	2013	2012
Share-based benefits	$12	$6	$7
Salaries and benefits	4	3	3
	$16	$9	$10

Key management personnel include those individuals having authority and responsibility for planning, directing and controlling the activities of Brookfield Renewable, directly or indirectly. Share-based benefits relate to costs allocated from Brookfield Asset Management.

22. SUPPLEMENTAL INFORMATION

The net change in working capital balances for the year ended December 31 shown in the consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2014	2013
Trade receivables and other current assets	$20	$47
Accounts payable and accrued liabilities	(54)	(42)
Other assets and liabilities	14	(4)
	$(20)	$1

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

23.  subsidiary public issuers

The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and BREP Finance:

						Brookfield
	Brookfield	BRP	BREP	Other	Consolidating	Renewable
(MILLIONS)	Renewable	Equity	Finance	Subsidiaries(1)	adjustments(2)	consolidated
As at December 31, 2014:
Current assets	$21	$-	$1,307	$697	$(1,331)	$694
Long-term assets	3,166	717	-	19,148	(3,876)	19,155
Current liabilities	20	9	16	1,954	(1,312)	687
Long-term liabilities	-	-	1,286	9,706	(711)	10,281
Preferred equity	-	728	-	-	-	728
Participating non-controlling interests -
in operating subsidiaries	-	-	-	2,062	-	2,062
Participating non-controlling interests -
in a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	-	-	-	2,865	-	2,865
As at December 31, 2013:
Current assets	$48	$-	$1,429	$632	$(1,483)	$626
Long-term assets	2,728	785	-	16,365	(3,505)	16,373
Current liabilities	50	10	17	2,278	(1,435)	920
Long-term liabilities	-	-	1,406	7,914	(777)	8,543
Preferred equity	-	796	-	-	-	796
Participating non-controlling interests -
in operating subsidiaries	-	-	-	1,303	-	1,303
Participating non-controlling interests -
in a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	-	-	-	2,657	-	2,657

(1)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity and BREP Finance.

(2)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

						Brookfield
	Brookfield	BRP	BREP	Other	Consolidating	Renewable
(MILLIONS)	Renewable	Equity	Finance	Subsidiaries(1)	adjustments(2)	consolidated
For the year ended Dec 31, 2014
Revenues	$-	$-	$-	$1,704	$-	$1,704
Net income (loss)	58	-	(1)	204	(58)	203
For the year ended Dec 31, 2013
Revenues	$-	$-	$-	$1,706	$-	$1,706
Net income (loss)	69	-	-	215	(69)	215
For the year ended Dec 31, 2012
Revenues	$-	$-	$-	$1,309	$-	$1,309
Net (loss) income	(35)	-	(2)	(93)	35	(95)

(1)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity and BREP Finance, general partnership interest in a holding subsidiary held by Brookfield and participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

(2)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

See Note 14 – Long-term debt and credit facilities for additional details regarding the mid-term corporate notes issued by BREP Finance. See Note 18 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

24.  segmented information

Brookfield Renewable operates renewable power generating assets, which include conventional hydroelectric facilities located in the United States, Canada and Brazil, and wind facilities located in the United States, Canada and Europe. Brookfield Renewable also operates two co-generation (“Co-gen”) facilities. Brookfield Renewable’s President and Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) evaluates the business based on the type of power generation (Hydroelectric, Wind and Co-gen). Hydroelectric and Wind are further evaluated by geography (United States, Canada, Brazil and Europe). The “Other” segment includes CWIP and corporate.

In accordance with IFRS 8, Operating Segments, Brookfield Renewable discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 2 – Basis of presentation and significant accounting policies. Brookfield Renewable analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations.

Adjusted EBITDA means revenues less direct costs (including energy marketing costs), plus Brookfield Renewable’s share of cash earnings from equity-accounted investments and other income, before interest, income taxes, depreciation, management service costs and the cash portion of non-controlling interests.

Funds From Operations is defined as Adjusted EBITDA less interest, current income taxes and management service costs, which is then adjusted for the cash portion of non-controlling interests. For the year ended December 31, 2014, Funds From Operations include the earnings received from the wind portfolio Brookfield Renewable acquired in Ireland, reflecting its economic interest from January 1, 2014 to June 30, 2014. This amount represents an acquisition price adjustment under IFRS 3 (see Note 4 - Business combinations) but is included in Funds From Operations for purposes of reporting operating results to Brookfield Renewable’s CODM.

Transactions between the reportable segments occur at fair value.

Effective January 1, 2015, the geographies by which the CODM evaluates the business has changed. While the CODM continues to evaluate the business based on the type of power generation (Hydroelectric, Wind, and Co-gen), it further evaluates by geography and so the United States and Canada segments have been combined into the “North America” segment, while the “Latin America” segment includes the former Brazil segment. The “Europe”, “Co-Gen” and “Other” segments were not affected as a result of these changes. These changes will allow the CODM to more effectively evaluate the business in a manner aligned with the continental operating platforms.

In February 2015, Brookfield Renewable announced the appointment of a President and Chief Operating Officer. The President and Chief Operating Officer will join the Chief Executive Officer and Chief Financial Officer in evaluating Brookfield Renewable’s results, managing its operations and allocating its resources by segment, and accordingly beginning on the date of the appointment the CODM will collectively include all three aforementioned members of senior management.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

The following segmented information is regularly reported to our CODM.

	Hydroelectric			Wind energy			Co-gen	Other	Total
(MILLIONS)	U.S.	Canada	Brazil	U.S.	Canada	Europe
For the year ended
December 31, 2014:
Revenues	$719	$394	$265	$129	$123	$45	$29	$-	$1,704
Adjusted EBITDA	520	328	198	90	108	29	11	(68)	1,216
Interest expense - borrowings	(153)	(70)	(19)	(39)	(38)	(9)	-	(87)	(415)
Funds From Operations prior to
non-controlling interests	366	258	162	51	70	31	11	(206)	743
Cash portion of non-controlling
interests	(83)	(2)	(13)	(34)	-	(13)	-	(38)	(183)
Funds From Operations	283	256	149	17	70	18	11	(244)	560
Depreciation	(159)	(82)	(143)	(63)	(72)	(25)	(4)	-	(548)
For the year ended
December 31, 2013:
Revenues	$677	$399	$301	$125	$133	$-	$71	$-	$1,706
Adjusted EBITDA	494	330	221	85	113	-	23	(58)	1,208
Interest expense - borrowings	(148)	(64)	(23)	(38)	(44)	-	-	(93)	(410)
Funds From Operations prior to
non-controlling interests	343	266	181	47	69	-	23	(191)	738
Cash portion of non-controlling
interests	(69)	-	(12)	(26)	-	-	-	(37)	(144)
Funds From Operations	274	266	169	21	69	-	23	(228)	594
Depreciation	(140)	(85)	(156)	(65)	(77)	-	(12)	-	(535)
For the year ended
December 31, 2012:
Revenues	$438	$272	$340	$58	$131	$-	$70	$-	$1,309
Adjusted EBITDA	294	213	236	31	113	-	20	(55)	852
Interest expense - borrowings	(137)	(65)	(58)	(23)	(44)	-	-	(84)	(411)
Funds From Operations prior to
non-controlling interests	159	148	162	8	69	-	20	(175)	391
Cash portion of non-controlling
interests	(11)	-	(11)	(6)	-	-	-	(16)	(44)
Funds From Operations	148	148	151	2	69	-	20	(191)	347
Depreciation	(116)	(81)	(152)	(38)	(75)	-	(21)	-	(483)

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

The following table reconciles Adjusted EBITDA and Funds From Operations, presented in the above tables, to net income (loss) as presented in the consolidated statements of income (loss), for the year ended December 31:

(MILLIONS)	Notes	2014	2013	2012
Revenues	9	$1,704	$1,706	$1,309
Other income		10	11	16
Share of cash earnings from equity-accounted investments	10	26	21	13
Direct operating costs	21	(524)	(530)	(486)
Adjusted EBITDA		1,216	1,208	852
Fixed earnings adjustment(1)		11	-	-
Interest expense - borrowings	14	(415)	(410)	(411)
Management service costs	9	(51)	(41)	(36)
Current income tax expense	15	(18)	(19)	(14)
Funds From Operations prior to non-controlling interests		743	738	391
Less: cash portion of non-controlling interests
Preferred equity	18	(38)	(37)	(16)
Participating non-controlling interests - in operating
subsidiaries	18	(145)	(107)	(28)
Funds From Operations		560	594	347
Add: cash portion of non-controlling interests	18	183	144	44
Less: fixed earnings adjustment		(11)	-	-
Depreciation	11	(548)	(535)	(483)
Unrealized financial instruments gain (loss)	8	10	37	(23)
Share of non-cash loss from equity-accounted investments	10	(23)	(12)	(18)
Deferred income tax recovery	15	29	18	54
Other	4	3	(31)	(16)
Net income (loss)		$203	$215	$(95)

(1)            The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net Funds From Operations contribution was recorded as part of the purchase price.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

The following table presents information about Brookfield Renewable’s certain balance sheet items on a segmented basis:

	Hydroelectric			Wind energy			Co-gen	Other(1)	Total

(MILLIONS)	U.S.	Canada	Brazil	U.S.	Canada	Europe
As at December 31, 2014:
Property, plant and
equipment, at fair value	$7,835	$5,144	$2,090	$1,176	$1,118	$952	$41	$210	$18,566
Total assets	8,376	5,262	2,257	1,265	1,145	1,085	43	416	19,849
Total borrowings	2,814	1,155	189	621	629	583	-	1,687	7,678
Total liabilities	4,345	2,214	300	706	865	747	1	1,790	10,968
For the year ended
December 31, 2014:
Additions to property, plant
and equipment	1,330	2	-	5	15	1,071	-	207	2,630
As at December 31, 2013:
Property, plant and
equipment, at fair value	$5,771	$4,830	$2,205	$1,198	$1,250	$-	$46	$441	$15,741
Total assets	6,248	4,998	2,492	1,282	1,297	-	62	620	16,999
Total borrowings	2,157	1,143	238	647	721	-	-	1,717	6,623
Total liabilities	3,330	2,144	406	720	995	-	4	1,864	9,463
For the year ended
December 31, 2013:
Additions to property, plant
and equipment	715	206	-	430	-	-	-	255	1,606

(1)            Includes CWIP and corporate.

The following information is about Brookfield Renewable’s equity accounted investments:

	Hydroelectric			Wind energy			Co-gen	Other	Total
(MILLIONS)	U.S.	Canada	Brazil	U.S.	Canada	Europe
As at December 31, 2014	$177	$56	$38	$-	$-	$2	$-	$-	$273
As at December 31, 2013	$181	$51	$58	$-	$-	$-	$-	$-	$290

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

25.  Commitments, contingencies and guarantees

Commitments

In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements are renewable and extend up to 2091.

Brookfield Renewable has recorded decommissioning retirement obligations associated with its power generating assets. Refer to Note 16 – Other long-term liabilities for details.

In November 2014, Brookfield Renewable entered into an agreement to acquire a 488 MW portfolio in Brazil comprising hydroelectric, wind, and biomass generating capacity. The portfolio is expected to generate 2,100 GWh annually. The transaction is expected to close in the first half of 2015, subject to regulatory approvals and closing conditions. Also in November 2014, Brookfield Renewable signed an agreement to acquire two advanced hydroelectric development projects in Brazil totaling 47 MW which, once fully commissioned, are expected to generate 280 GWh annually. Brookfield Renewable completed this acquisition in February 2015; refer to Note 26 – Subsequent events. These acquisitions are being pursued with our institutional partners, and Brookfield Renewable will retain an approximate 40% interest.

The remaining development project costs on the 25 MW hydroelectric project in Brazil and three wind facilities in Ireland totaling 137 MW of capacity, are expected to be $164 million. As at December 31, 2014, restricted cash in the amount of $56 million was held and reserved for the purpose of funding the remaining costs. The project in Brazil is expected to be fully operational in 2017 and the wind facilities in Ireland during 2015.

At the balance sheet date, Brookfield Renewable had commitments for future minimum lease payments under non-cancellable leases which fall due as follows:

(MILLIONS)	2015	2016	2017	2018	2019	Thereafter	Total
Operating leases	$21	$22	$19	$18	$17	$151	$248
Capital leases	-	-	-	-	1	43	44
Total	$21	$22	$19	$18	$18	$194	$292

Contingencies

Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.

Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 14 – Long-term debt and credit facilities.

Brookfield Renewable along with institutional investors have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund and the Brookfield Infrastructure Fund II. As at December 31, 2014, letters of credit issued by Brookfield Renewable along with institutional investors were $125 million (2013: $93 million).

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

Guarantees

In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.

26.  subsequent eventS

In February 2015, we completed the acquisition of two advanced hydroelectric development projects totaling 47 MW in Brazil. Once fully commissioned, the projects are expected to generate 280 GWh annually. The acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 40% interest.

In February 2015, we entered into an agreement to acquire two wind facilities in Portugal with an aggregate capacity of 123 MW. The portfolio is expected to generate 260 GWh annually. The acquisition is being pursued with institutional partners, and Brookfield Renewable will retain an approximate 40% interest. The transaction is expected to close in 2015, subject to regulatory approvals and closing conditions.

In February 2015, construction on two Irish wind facilities totaling 125 MW was completed, and the facilities were fully commissioned. The facilities are expected to generate 349 GWh annually.

In February 2015, we up-financed indebtedness associated with a 45 MW hydroelectric facility in British Columbia by issuing C$90 million ($71 million) of bonds with an interest rate of 2.95%, maturing in May 2023.

In February 2015, we secured a 12 month extension on $75 million of holding company-level debt associated with a portfolio of hydroelectric and wind facilities in the United States held through the Brookfield Americas Infrastructure Fund. The debt bears interest at LIBOR plus 2.75%, and matures in February 2016.

In February 2015, we announced an increase in LP Unitholder distributions to $1.66 per LP Unit on an annualized basis, an increase of 11 cents per LP Unit, to take effect with the first quarter distribution payable in March 2015.

Brookfield Renewable Energy Partners L.P.                                                                      Annual Report                                                                                        December 31, 2014

GENERAL INFORMATION

Corporate Office

73 Front Street

Fifth Floor

Hamilton, HM12

Bermuda

Tel:  (441) 294-3304

Fax: (441) 516-1988

www.brookfieldrenewable.com

Officers of Brookfield Renewable Energy Partners L.P.’s Service Provider, BRP Energy Group L.P.

Harry Goldgut

Group Chairman

Richard Legault

Chief Executive Officer

Sachin Shah

President and Chief Operating Officer

Nicholas Goodman

Chief Financial Officer

Transfer Agent & Registrar

Computershare Trust Company of Canada

100 University Avenue

9th floor

Toronto, Ontario, M5J 2Y1

Tel  Toll Free: (800) 564-6253

Fax Toll Free: (888) 453-0330

www.computershare.com

Directors of the General Partner of

Brookfield Renewable Energy Partners L.P.

Jeffrey Blidner

Eleazar de Carvalho Filho

John Van Egmond

David Mann

Lou Maroun

Patricia Zuccotti

Lars Josefsson

Exchange Listing

NYSE: BEP (LP Units)

TSX:    BEP.UN (LP Units)

TSX:    BRF.PR.A (Preferred shares – Series 1)

TSX:    BRF.PR.C (Preferred shares – Series 3)

TSX:    BRF.PR.E (Preferred shares – Series 5)

TSX:    BRF.PR.F (Preferred shares – Series 6)

Investor Information

Visit Brookfield Renewable online at
www.brookfieldrenewable.com  for more information. The 2014 Annual Report and Form 20-F is also available online. For detailed and up-to-date news and information, please visit the News Release section.

Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov  and  through SEDAR at www.sedar.com.

Shareholder enquiries should be directed to the Investor Relations Department at (416) 359-1955 or
unitholderenquiries@brookfieldrenewable.com

NYSE:

BEP

TSX:

BEP.UN

www.brookfieldrenewable.com